09011308

HEALTHGRADES®
GUIDING AMERICA TO BETTER HEALTHCARE®

2008 Annual Report to Stockholders

To HealthGrades' Stockholders, Customers and Employees:

Introduction

I would describe 2008 very much as an investment year. However, unlike the prototypical "investment" or "rebuilding" year, which you may have experienced with your favorite professional sports team and is typically characterized by poor current year performance, we still posted solid numbers. As I'll describe further below, our ratings and advisory revenue grew by more than 20% for the year and we continued to generate a significant amount of cash in a challenging economic environment. Most important to me, however, is that we made substantial progress toward our principal strategic priorities as I'll describe further below.

The investments we made in 2008 were threefold: building out our advertising/sponsorship offering, acquiring and integrating the WrongDiagnosis.com website and repurchasing our common stock. The first two fit directly into our principal strategic priorities, while the third addresses a company imperative of increasing stockholder value.

For this year's letter, I decided to continue with last year's theme and then provide you with an update on our current principal strategic initiatives and the progress we've made toward each of them.

Financial Results

In 2008, our ratings and advisory revenue grew nearly $7 million over 2007, a 21% increase. We generated approximately $6.4 million in cash flows from operating activities and finished 2008 with more than $11.3 million in cash and cash equivalents. During 2008 we utilized approximately $10.7 million in cash to repurchase approximately 2.4 million shares of our common stock, or roughly 8.2% of our actual shares outstanding as of January 1, 2008, at an average price of $4.41, including commissions and fees. Although no one could have predicted the market freefall in 2008, we still believe our repurchase activity will, over time, prove to have been a good utilization of cash. In addition, we utilized $6.7 million to acquire the WrongDiagnosis.com website on October 13, 2008. The results to date of this acquisition, as described further below, have been very strong.

Strategic Priorities

To assist us in our endeavor to extend our leadership in healthcare ratings, and to become the focal point for the selection of healthcare providers, we have identified four principal strategic priorities that all impact this goal:

1. Build the HealthGrades Brand with Consumers and Industry

The primary way we measure the reach of our brand is in the number of patients coming to our website properties. In 2008, nearly 70 million consumers visited the HealthGrades.com site, more than double the 34 million consumers who visited our website in 2007. As I've said to you on many occasions, these are not general consumers, but rather are principally engaged patients. Whereas many sites attract consumers interested in researching general healthcare content, the HealthGrades.com website is built for and attracts patients that are in the process of making substantial healthcare decisions, namely the selection of a healthcare provider. To further expand our brand reach, in October 2008, we acquired the WrongDiagnosis.com website from Adviware, Pty, Ltd. I'll write further below about the significance of this acquisition to our advertising/sponsorship offering, but in terms of our brand reach the significance is that this acquisition brought us more than 7 million additional unique users each month. Our combined web properties (HealthGrades.com and WrongDiagnosis.com) now attract more than 15.5 million unique users each month, making us one of the top ten most trafficked healthcare properties as reported by ComScore. That threshold positions us well not only from a brand perspective, but also in terms of attracting advertising and sponsorship. In addition to increasing our website traffic, we have also focused on continuing to generate additional quality ratings to maintain our leadership position in provider selection. Throughout much of 2008 we worked on developing our listing of HealthGrades Five-Star Doctors, the first time that any organization has identified "top doctors" based purely on objective criteria, rather than subjective surveys. These doctors, who represent only 6.5% of all doctors, meet the following criteria: 1) affiliated with hospitals that are rated with five stars in that physician's specialty by HealthGrades; 2) board certified in their specialty; and 3) free from malpractice judgments and sanctions. This list was first made public in early 2009 and will be updated as information regarding doctors changes. And lastly, we have worked to build our brand by delivering HealthGrades content in a broader array of formats beyond our websites, as evidenced by our partnerships with Google and Yahoo!, our integration in the iTriage™ iPhone™ application, our content partnerships with City magazines, and the integration of our content in benefit applications in use by corporations and health plans.

The elevation of our brand has not gone unnoticed by the hospital community, who find the HealthGrades brand more powerful than ever as a third-party validation of their quality as they seek to attract new patients. The result of all this activity is that HealthGrades is now the dominant method by which patients choose healthcare providers, both in terms of the unique value of its ratings and in terms of the number of individuals that utilize those ratings to make a decision.

2. Impact a Larger Piece of the Healthcare Spend

We have always focused our effort and activities on the two principal providers that make up a majority of patients' healthcare spend: physicians and hospitals. However, in 2008 we made meaningful progress toward expanding outside of this umbrella with offerings for large single-specialty care providers as well as pharmaceutical and medical-device companies. First, in June 2008, we signed a significant Connecting Point contract with Fresenius Medical Care North America ("Fresenius"), the largest single-specialty care group of its kind. Fresenius is the nation's leading provider of dialysis products and services. Under the contract, Fresenius sponsors the physician-quality reports (found on HealthGrades.com) of all practicing nephrologists, to help those with kidney disease easily research and select the doctor that is best for them. It's is by all measures a large and fast-growing market. According to the National Kidney Foundation, 26 million Americans have chronic kidney disease, and another 20 million are at increased risk for the disease. In addition, the rising incidence of diabetes in America is expected to lead to an increased number of people requiring dialysis for chronic kidney disease. We believe that there are many other single-specialty providers that cover a large number of other specialties that could benefit from our product offerings.

Another area of focus for us in 2008 was to target pharmaceutical and medical-device companies for sponsorship opportunities around our physician profiles. This product is called Focal Point, as it allows these organizations to focus their outreach efforts on the specific patients who are about to make a decision with respect to a prescription drug or medical device. Our efforts in 2008 surrounded hiring a sales team, researching the industry, identifying the best targets (in terms of disease categories, for example) and setting up meetings with media agencies that work with pharmaceutical companies, among other items. In early 2009, this activity has continued with more direct contact with pharmaceutical companies. We continue to believe this effort represents a significant long-term opportunity for us, as few other organizations can provide access to patients who are one step away from seeing a healthcare provider.

3. Expand our Core Business

Our Provider Services business has been and continues to be our core product offering. In 2008, revenue from this business was $29.3 million, or 74% of our total ratings and advisory revenue. During 2008, we had a renewed focus toward our existing clients. We realize that to continue to expand our core Provider Services business, we must, first and foremost, serve our current clients. To focus on this endeavor, we worked to standardize deliverables, increase client touches and deliver superior services to our clients. We believe the results speak for themselves. During 2008 the Company retained or signed new contracts representing approximately 80% of the annual contract value of hospitals whose contracts had first or second year anniversary dates. This represents a 14% increase over the 70% retention rate for all of 2007. In addition, given that we know we have a higher retention rates on the second anniversary of our contracts than the first anniversary, beginning in 2008 we began signing roughly 25% of all new contracts to two-year fixed agreements with the third year as an automatic renewal unless the client cancels. Although this did not have a significant impact on our 2008 retention rates, we expect that this should help us continue to maintain strong retention rates in 2009 and future years. In addition, we are giving current and potential clients more options for working with HealthGrades as we introduce new ratings and awards around "outstanding patient experience" and other categories.

4. Develop and Optimize an Advertising/Sponsorship Revenue Model

Although the results we reported in our Internet Business Group in 2008 were strong, a $2.3 million increase in revenue or 37% over 2007, they were not where we wanted them to be. The principal area that did not meet our expectations was our revenue from our advertising initiative. In hindsight, I believe we underestimated the difficulty of establishing business relationships with the agencies that represent pharmaceutical companies as well with pharmaceutical companies themselves. The acquisition of the WrongDiagnosis.com website significantly assisted us with this effort. We can now say that the HealthGrades network, including HealthGrades.com and WrongDiagnosis.com, is a top-ten health property on the web. With our recently announced first quarter 2009 operating results, we can now state that our Internet Business Group, and advertising in particular, has started off the year much stronger in 2009 than in 2008. We are very pleased with the strides we have made in this area and continue to focus on improvement.

We are very pleased with the progress we've made toward building our brand, impacting a broader segment of the healthcare spend, expanding our core business and optimizing our advertising and sponsorship offering. I look forward to next year's letter and sharing with you our continued progress.

Summary

As I began this letter, I'll conclude by saying again that 2008 was an investment year, but one in which we still generated an increase in ratings and advisory revenue of over 20% and grew our advertising and sponsorship revenue by 37%. We made important strides in each of our principal strategic priorities as I described above. In addition, we believe the results of our first quarter of 2009 are evidence that we made many of the proper business decisions and investments in 2008.

Although many companies are struggling to post profits in the current unprecedented economic environment, I am very pleased to report that we had solid 2008 financial performance and began 2009 stronger than when we exited 2008. I look forward to the remainder of 2009 and reporting our continued progress to all of you.

I thank all of our stockholders, customers and employees for your continued support.

Sincerely,

Kerry R. Hicks
Chairman of the Board and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(MARK ONE)

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008 OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _______ TO _______**

Commission file number 0-22019

HEALTH GRADES, INC.

(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	62-1623449 (I.R.S. Employer Identification No.)
500 Golden Ridge Road, Suite 100 GOLDEN, CO (Address of Principal Executive Offices)	80401 (Zip Code)

Registrant's telephone number, including area code: (303) 716-0041

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Name of each exchange on which registered
Common Stock, $0.001 par value per share	The Nasdaq Stock Market LLC (Nasdaq Global Select Market)

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (check one):

Large Accelerated Filer [ ]	Accelerated Filer [X]
Non-Accelerated Filer [ ] (Do not check if a smaller reporting company)	Smaller Reporting Company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

As of June 30, 2008, the aggregate market value of the Common Stock held by non-affiliates of the registrant was $68,760,233. Such aggregate market value was computed by reference to the closing sale price of the Common Stock as reported on the Nasdaq Global Select Market on such date. For purposes of making this calculation only, the registrant has defined "affiliates" as including all executive officers, directors and beneficial owners of more than five percent of the Common Stock of the Company.

On March 1, 2009, 28,806,930 shares of the registrant's Common Stock, $.001 par value, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

TABLE OF CONTENTS

Special Note Regarding Forward-Looking Statements

This Report contains forward-looking statements that address, among other things, the availability of healthcare data, sufficiency of available funds, anticipated future revenues, anticipated capital expenditures, exercises of stock options and impact of interest rates in our investment account. These statements may be found under "Item 1-Business," "Item 1A-Risk Factors," and "Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as in this Report generally. We generally identify forward-looking statements in this report using words like "believe," "intend," "expect," "may," "will," "should," "plan," "project," "contemplate," "anticipate" or similar statements. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including: non-renewal or cancellation of contracts, unanticipated capital expenditures, failure to achieve anticipated revenue increases, decline in our stock price, and material changes in our balances of cash, cash equivalents and short-term investments. In addition, other factors that could cause actual events or results to differ materially from those discussed in the forward looking statements are addressed in "Risk Factors" in Item 1A and matters set forth in the Report generally. We undertake no obligation to update publicly any forward-looking statements.

PART I

Item 1. Business

BUSINESS

Overview

Health Grades, Inc. ("HealthGrades", the "Company", "us", "we" or "our") provides proprietary, objective ratings of hospitals, nursing homes and home health agencies. We also provide detailed information on physicians, including name, address, phone number, years in practice, information on whether they are board certified, whether they are free of state and federal sanctions and many other items. We provide our clients with healthcare information, including information relating to quality of service and detailed profile information on physicians, which enables our clients to measure, assess, enhance and market healthcare quality. Our clients include hospitals, employers, benefits consulting firms, payers, insurance companies, consumers, advertisers, and media and web portals.

See our Financial Statements in Item 8 for our revenue, profits and losses and total assets for the last three years.

On our website at www.healthgrades.com, we currently provide ratings or profile information relating to the following healthcare providers:

- Over 5,900 hospitals;
- Over 750,000 physicians in more than 125 specialties; and
- Over 15,000 nursing homes.

We offer services to hospitals in two major capacities; 1) professional services that help hospitals build a quality perception with their internal staff, consumers, and physicians and/or 2) professional services that help hospitals improve their clinical process and quality. For hospitals that have received high ratings, we offer the opportunity to license our ratings and trademarks and provide professional services within a hospital's marketing programs at an institutional level (e.g., hospital clinical excellence and exceptional experience regarding the overall number and type of patient safety incidents within a hospital) at a service line level (e.g. cardiac, pulmonary, vascular) and at a medical issue level (e.g., within the cardiac service line-coronary bypass surgery, heart attack, heart failure). We also offer physician-led quality improvement engagements and other quality improvement analysis and services for any hospitals that are seeking to understand how to improve on their clinical processes and how to sustain the improvements over time.

In addition, we provide basic and detailed profile information on a variety of providers and facilities. We make this information available to consumers, employers, benefits consulting firms and payers to assist them in selecting healthcare providers. Basic profile information for certain providers is available free of charge on our website, www.healthgrades.com. For a fee, we offer healthcare quality reports with respect to hospitals, nursing homes and physicians. These paid reports provide more detailed information than is available free of charge on our website. Report pricing and content varies based upon the type of provider, type of report and whether the user is a consumer or a healthcare professional (for example, a medical professional underwriter).

We also provide the Connecting Point™ program (formerly, Internet Patient Acquisition™) under which a physician, hospital, hospital system or single specialty provider can sponsor applicable physician profiles. Services to our clients and the sponsored physicians include assistance in creating and enhancing their professional and marketing information displayed in certain categories of the HealthGrades proprietary search site accessible at www.healthgrades.com. For a fee, our clients receive sponsored physician enhanced listings and profiles, client banner advertisements and sponsored links on sponsored physician profiles and client profiles, and client banner advertisements on search results pages. Physician Quality Reports™ for physicians who are participating in our Connecting Point program are made available to consumers without charge. The Connecting Point program is designed to give physicians and their sponsoring entity an opportunity to engage in a cost-effective complement to other traditional marketing mediums such as telephone directories, newspapers, radio and billboards. In addition, unlike many of the traditional marketing mediums, we provide the ability to measure the success of these online marketing efforts through our performance reporting, which tracks, among other things, the number of consumers who view the physician's premium profile.

We also provide the Focal Point™ program, which allows marketers to reach targeted patient populations through exclusive sponsorship packages. This gives marketers brand access to chosen patients. Additionally, our advanced reporting can measure the effectiveness of the program down to the individual doctor-level, which provides a clear measure of message effectiveness.

Additionally, we provide detailed online healthcare quality information for employers, benefits consulting firms, payers and other organizations that license our Health Management Suite of products, which include the following modules: Hospital Quality Guide™, Physician Quality Guide™, Nursing Home Quality Guide™, Home Health Quality Guide™, Treatment Cost Calculator, Medication Cost Calculator, Health Risk Assessment, Personal Health Record and Medical Library. This information can be customized so that, for example, an employee can have online access to quality data relating to healthcare providers within the provider network who are available under the employee's particular health plan.

During 2007, we implemented an internet advertising platform in order to generate additional revenues from traffic at our website, www.healthgrades.com. We earn revenues from sales of advertisements on our websites through impression-based advertising (fees earned from the number of times an advertisement appears in pages viewed by users of our website) and activity-based advertising (fees earned when our users click on an advertisement or text link to visit the websites of our merchant partners).

In October 2008, we acquired the websites www.WrongDiagnosis.com and www.CureResearch.com in connection with our acquisition of certain operating assets of Adviware Pty Ltd. ("Adviware"), which increases our on-line presence by adding these websites to our healthcare properties. Also, in late 2008, we leveraged our total property traffic with relationships outside of traditional "run-of-site" advertising, such as Google AdSense, and into other sources of advertising. These include direct sales to advertising agencies that represent the pharmaceutical and medical device industries along with in-text advertising and contracting with advertising networks.

Healthcare Provider Quality Information

We compile comprehensive information regarding various healthcare providers and distill the information to meet the requirements of consumers, employers, payers and other customers. While we provide certain information without charge on our website, we charge users for more detailed information. Our revenues are generated, in part, through the provision of healthcare information derived from our databases in a manner that can be useful to consumers, employers, benefits consulting firms, payers and others.

The www.healthgrades.com website is a healthcare information website that provides rating and other profile information regarding a variety of providers and facilities, among others. Our goal is to provide healthcare information that enables consumers to locate the right provider at their time of need.

Hospital Specialty and Programmatic Ratings - We currently provide risk-adjusted hospital quality ratings for 28 medical issues. In addition, users can compare hospitals utilizing our programmatic ratings for maternity care. We have termed these "programmatic ratings" because our maternity care ratings are based in part upon the presence or absence in a hospital's maternity care program, of specified attributes, described below, and not solely on mortality or complication rates at a discrete medical issue level as is the case with our other ratings.

For each particular medical issue chosen by the user, other than those relating to maternity care, women's health, bariatric surgery and appendectomy we provide a rating system of five stars, three stars or one star (five stars is the highest rating) for virtually every hospital in the United States. We base all of our ratings, except ratings on maternity care and women's health, bariatric surgery, and appendectomy, on the three most currently available years of MedPAR (Medicare Provider Analysis and Review) data that we license from the Centers for Medicare and Medicaid Services, known as CMS. The MedPAR and state databases contain the inpatient records of Medicare patients and all patients in those 17 states, respectively. We apply transparent but proprietary algorithms to the data to account for variations in risk in order to make the data comparable from hospital to hospital. In the initial analysis of the data, a separate data set is created for each group of patients who have a specific procedure or diagnosis (e.g., coronary bypass surgery, total hip replacement), based on ICD-9-CM (International Classification of Diseases, Clinical Modification) coding. The ICD-9-CM is the widely adopted system of assigning codes to diagnoses and procedures associated with hospital utilization in the United States. The ICD-9-CM is also used to code and classify mortality data from death certificates. Each group of patients is defined by using the information on diagnoses and procedures coded in the patient records. The quality measure for some procedures or diagnoses is mortality, while the quality measure for others is major complications.

Generally, approximately 70% to 80% of hospitals studied are classified as three stars. The three star rating is applied when there is no statistical difference between a hospital's predicted and actual performance. Approximately 10% to 15% of hospitals are rated five stars, which means that their performance is statistically better than expected. Approximately 10% to 15% of hospitals are rated one star, meaning that their performance was statistically worse than expected.

For our maternity care ratings, women's health, bariatric surgery and appendectomy, which also are subject to the five star rating system, we use state all-payer files from 17 individual states derived from the inpatient records of persons who utilize hospitals in those states. The 17 states represented on the site are: Arizona, California, Florida, Iowa, Maine, Maryland, Massachusetts, Nevada,

New Jersey, New York, Oregon, Pennsylvania, Texas, Utah, Virginia, Washington, and Wisconsin. This data represents all discharges for these 17 states from 2004-2006. For maternity care, we analyzed several factors, such as volume of vaginal and cesarean delivery complications, for each hospital within these 17 states. We then developed a system that assigned a weight to each factor based on its importance to the quality of maternity care. Based upon the application of this system, the top 15% of hospitals in these 17 states receive five stars, the middle 70% receive three stars and the bottom 15% receive one star.

For the women's health ratings, the ratings are based upon outcomes in maternity care services and cardiac/stroke mortality outcomes for women. The top 15% of hospitals in these 17 states receive five stars, the middle 70% receive three stars and the bottom 15% receive one star.

Bariatric surgery and appendectomy ratings are based on the presence of major complications. These ratings are created using the same methodology as the MedPAR ratings but are based on the state data available in these 17 states.

Institutional and Service Line Hospital Awards - We recognize exceptional quality outcomes at an institutional level (e.g. hospital clinical excellence and patient safety) as well as at a service line level. Hospitals that achieve distinction from us for their exceptional quality outcomes receive our Distinguished Hospital Award for Clinical Excellence™ (DHA-CE). This is an annual distinction that we typically announce at the beginning of each calendar year. In February 2009, 270 hospitals nationwide received the DHA-CE designation, which identifies hospitals with clinical outcomes in the top 5% in the country.

For the 2009 award year, hospitals were segregated into two groups: teaching and non-teaching. Teaching hospitals are designated by HealthGrades as a teaching hospital if they indicated they were a teaching hospital in their Medicare Cost Report, or if their Indirect Medical Education (IME) payment was at least one percent of their overall reimbursement, as indicated in the most recent year of MedPAR data (2007). If a hospital indicated they were a teaching hospital but did not receive IME payment, they were contacted to confirm teaching status. To be considered for the DHA-CE, a hospital had to have received star ratings in at least 19 of the 26 HealthGrades procedures and diagnoses ratings using MedPAR data. After creating a list of hospitals that met the above criteria, we took the following steps to determine the DHA-CE recipients.

1. Calculated the average overall star rating for each hospital by averaging all their MedPAR-based ratings.
2. Calculated the average z-score (standard score) for each hospital by averaging all their MedPAR-based z-scores.
3. Ranked hospitals in descending order by their average star rating within the two groups: teaching and non-teaching.
4. Broke ranking ties by average z-score.
5. Selected the top 20 percent of hospitals from each group.
6. Excluded hospitals whose average star rating was less than 3.42.
7. Designated the hospitals that remained on the list as 2009 DHA-CE recipients.

Hospitals that achieve distinction from us for their exceptional patient safety performance receive our annual Distinguished Hospital Award for Patient Safety™ (DHA-PS). This distinction is based on 13 of the Agency for Healthcare Research and Quality's (AHRQ) Patient Safety Indicators (PSI's) (including, among others, post-operative hip fracture, post-operative hemorrhage or hematoma and post-operative sepsis) and recognizes exceptional experience regarding the number and type of patient safety incidents within a hospital. We utilize the PSI software developed by AHRQ to determine the patient safety rates for each individual PSI. We then created an overall patient safety score for every hospital utilizing the PSI software developed by AHRQ. For our 2008 award year, we segregated hospitals between teaching and non-teaching. In order to achieve distinction, hospitals were required to have an average overall HealthGrades star rating of at least 2.5 and have a HealthGrades star rating in a minimum number of 17 of the 26 medical issues we rate using MedPAR data. The top 15%, or 249 hospitals, that met these criteria, ranked in descending order by their average overall patient safety score, from each of the groups (teaching and non-teaching) were awarded the DHA-PS designation.

In 2008, recipients of the DHA-PS represented less than 5% of the total hospitals evaluated. Nationwide, 115 teaching hospitals and 134 non-teaching hospitals received the DHA-PS designation in 2008.

Hospitals that rank in the top 15% nationally in patient experience receive our Outstanding Patient Experience Award™ (OPEA). The ratings are based on patient satisfaction survey results that hospital patients provided as part of a new federal initiative to increase public reporting of hospital performance. For the 2009 award year, we analyzed patient satisfaction data for 2,592 hospitals in the country using Hospital Consumer Assessment of Healthcare Providers and Systems (HCAHPS) hospital survey data obtained from the CMS. The HCAHPS data covers patients discharged between January 2007 and December 2007. To be considered for the OPEA, a hospital had to have:

- More than 100 survey responses;
- At least 50 acute care beds; and
- A minimum HealthGrades average star rating of 2.5.

Each year we issue Specialty Excellence Awards™ to hospitals performing in the top ten percent in the nation in clinical excellence in each of the following 16 specialty care areas: bariatric surgery, cardiac care, cardiac surgery, critical care, coronary intervention, gastrointestinal, gastrointestinal surgery, general surgery, joint replacement, orthopedic, pulmonary, spine surgery, stroke, vascular, maternity care and women's health.

Physician Quality Reports - We provide quality information on over 750,000 physicians. This information includes, to the extent available through our data sources, primary and secondary specialty areas, medical school attended, years since medical school, residency, memberships, fellowships, address, telephone number, board certification, malpractice data, hospital affiliation and federal or state medical board sanction information. This data are compiled from a variety of public and private data sources. As not all physician information is identified by a specific physician identifier (e.g., Unique Physician Identification Number, or UPIN), we have developed an extensive matching process designed to properly match the various data elements that we compile from numerous data sources to the appropriate physician. Currently, our Physician Quality Report is available to consumers for $12.95 per physician report. A second report is free within the same order and any additional reports after the second report may be purchased for $9.95 if purchased in the same order. Consumers who purchase a Physician Quality Report receive a report for the selected physician and, for comparative purposes, five additional randomly selected reports of physicians practicing in the same specialty and geographic area. Beginning in December 2007, we launched a tabbed physician profile with much of the data offered to consumers for free. We utilize online media to attract a significant percentage of the visitors to our website. Currently, the majority of the traffic to our website is derived through major search engines and is displayed as part of the "free" search results. However, we also pay for certain keywords that enable our website to be displayed in certain banner or "paid" search results.

WatchDog Subscription - Along with our Physician Quality Reports, we offer a 14-day free trial in our WatchDog notification services. This subscription provides email notifications to patients to allow them to track any changes to their physicians' profiles including all data included in the Physician Quality Reports and patient surveys. Currently, our WatchDog notification service is available for $9.95 per subscriber per month with no limit to the number of physicians the subscriber is tracking.

Connecting Point - This program is designed to increase the efficiency and profitability of participating sponsoring entities and physicians through marketing and patient education. Under this program, we design a premium profile for the physician that incorporates our source-verified information (e.g., board certification, years in practice) as well as information provided directly from the physician (e.g., practice philosophy, office hours). This premium profile is then made available, without charge, to all consumers searching our website. The Connecting Point program is designed to give applicable sponsoring entities and their physicians an opportunity to engage in a cost-effective complement to other traditional marketing mediums such as telephone directories, newspapers, radio and billboards. In addition, unlike many of the traditional marketing mediums, we provide the ability to measure the success of these online marketing efforts through our performance reporting which tracks, among other things, the number of consumers who view the physician's premium profile.

Nursing Home Ratings - We provide ratings of the performance of nursing homes across the United States that are Medicare or Medicaid certified and active in these programs. We typically update these ratings on a monthly basis. In preparing the ratings, we analyze licensing survey data from CMS's Online Survey Certification and Reporting (OSCAR) database and complaint data from CMS's Skilled Nursing Facility (SNF) Complaint database. Licensing surveys are inspections that assess compliance with standards of patient care such as staffing, quality of care and cleanliness. Complaint surveys are investigations of complaints and serious problems. Nursing homes whose most recent survey date was more than 20 months prior to the date the data was received by us are not included in the analysis. Stand-alone Medicare and/or Medicaid nursing homes are analyzed apart from Medicare, hospital-based nursing homes. We do not rate Medicare, hospital-based nursing homes because these facilities are designed for short-term patient care. In addition, nursing homes with only one licensing survey are not included in our analysis. The ratings are assigned on a state by state basis, rather than nationally, because the surveys from which information is derived are conducted by state agencies, and there may be variations between the states' survey processes and results. The highest rated 30% of nursing homes receive five stars, the middle 40% of nursing homes receive three stars, and the bottom 30% receive one star.

Information and Related Services for Hospitals, Employers, Consumers, Benefits Consulting Firms, Payers, Professionals, and Pharmaceutical and Medical Device Solutions

The information provided on our www.healthgrades.com website, and the database from which this information is derived, form the basis of our marketing efforts. While some information is provided free of charge on our website, we seek to generate revenues from hospitals, as well as employers, consumers and others as described below:

Services for Hospitals - We offer programs that provide business development tools and marketing assistance for hospitals seeking to distinguish themselves with respect to their clinical quality. We also provide consulting services and analytical products for hospitals seeking to understand and improve their quality. Our programs, described in more detail below, primarily cover the following clinical service lines:

- Cardiac;
- Orthopedics;
- Vascular;
- Pulmonary;
- Neurosciences;
- Gastrointestinal;
- Critical care;
- General surgery;
- Bariatric surgery;
- Prostate surgery;
- Maternity care; and
- Women's health.

Strategic Quality Initiative (SQI). We offer our SQI program to highly rated providers only after our ratings are completed. We do not adjust our ratings based on whether a provider is willing to license with us.

The SQI program provides business development and marketing tools to hospitals that are highly rated by us. Under our SQI program, we license the commercial use of the our corporate mark, applicable data and multiple marketing messages that may be used by hospitals to demonstrate third party validation of excellence, and our online marketing services, including, among other things:

- Our name, logo, stars and current ratings data including performance score;
- National designation (e.g., Top 5% in the Nation, Top 10% in the Nation) as applicable;
- Specialty Excellence Award for a licensed service line as applicable;
- State rank (e.g., Best in State, Best in Region) as applicable (not available for maternity care or women's health);
- Marketing messages developed and approved by HealthGrades;
- Quality Ratings Analysis (QRA) to help hospitals understand the data methodology underlying their ratings and what they can do to continue to improve their quality;
- Ratings comparisons developed and approved by us;
- Detailed analysis of client outcomes to understand individual star ratings; and
- Competitive comparisons to use in service line market positioning.

The license may be in a single service line (e.g., cardiac) or multiple service lines (for example, cardiac, neurosciences and orthopedics). In addition, the SQI program provides ongoing access to our marketing service and resources, including our in-house healthcare consultants, tailored to the hospital's specific needs.

Strategic Quality Partnership (SQP). The SQP program recognizes clinical excellence in hospitals across our range of service lines. Hospitals that contract with us for the SQP program receive all of the SQI features described above with respect to all of the service areas we rate. In addition, hospitals can reference the additional DHA-CE designation. Hospital clients are provided with additional marketing and planning assistance with respect to the Distinguished Hospital Award designation as well as a trophy for display at the hospital. This program also includes a quality analysis module to help hospitals understand their ratings and how they can continue to improve their quality.

America's 50 Best Hospitals. Hospitals that have demonstrated superior and sustained clinical quality, and have consistently received our DHA-CE designation the most consecutive times from 2008 and previous years, are included in America's 50 Best Hospitals Report, which is issued annually in February. Hospitals that are one of the America's 50 Best Hospitals and that contract with us receive the following under the SQP-Premium agreements:

- All of the SQP features described above;
- Either the America's 50 Best Hospitals trophy or the standard DHA-CE trophy;
- Customized video featuring a HealthGrades executive congratulating the hospital on the America's 50 Best Hospitals Award;
- One additional on-site visit by a HealthGrades senior consultant or vice president for Chief Executive Officer media training; and
- Services for the client's Chief Executive Officer to help the client learn how to best discuss quality with the media.

Distinguished Hospital Program for Patient Safety (DHP-PS). The DHP-PS recognizes hospitals with the best patient safety records in the nation. This award recognizes exceptional outcomes based on 13 patient safety indicators from the AHRQ. Under our DHP-PS program, we license the commercial use of our corporate mark, applicable data and marketing messages that may be used by hospitals to demonstrate third party validation of excellence, including:

- HealthGrades name and logo;
- Distinguished Hospital Award for Patient Safety designation and trophy for that year; and
- Marketing messages developed by HealthGrades.

This program also includes a quality analysis module to assist hospitals in understanding their ratings and what they can do to continue to improve their quality.

Outstanding Patient Experience Award (OPEA). The OPEA recognizes hospitals for their patient satisfaction based on their patients' experiences in their hospital. Under our OPEA program, we provide business development and consulting services, which include, among other services, the development of an image advertising strategy and hospital marketing consultation.

Quality Assessment and Implementation (QAI). Our QAI program is principally designed to help a hospital improve the quality of its care in particular service lines. Using our database and on-site interviews, we measure how well the hospital performs relative to national and regional best practices and help identify measures to improve quality. Detailed quality comparisons are also available at the hospital, physician group and individual physician level. Our physician-led consultants work on-site with the hospital staff and physicians to present the data and assist in the quality analysis and quality improvement. Under our QAI program, with respect to the areas licensed by the hospital, we provide services such as the following: four onsite visits per year; chart review to facilitate root cause analysis of quality problems; detailed analysis of the last two years of the client's all-payer data; and hospital and individual quality profiles for high volume physicians.

Quality Assessment (QA). The QA program involves onsite interviews, chart review, and a presentation to administrative, physician and quality improvement staff on our findings and recommendations related to quality improvement. Upon completion of the QA program the client has the option, at a reduced fee, to participate in a QAI program for the licensed service line.

Quality Report for Hospital Professionals™ - Clinical Service Line. We provide hospitals with a comprehensive report that enables them to improve quality of care by benchmarking their outcomes against national five-star hospitals and local competitors, detailing the strengths and weaknesses of their public quality profile and analyzing their quality data underlying their specific star ratings.

Quality Report for Hospital Professionals™ - Patient Safety. We provide reports that analyze hospitals' performance within 13 patient safety indicators established by the Agency of Healthcare Research and Quality (AHRQ), compare their performance against the best practice benchmark, the national average and their state average and detail the strengths and weaknesses of their patient safety profile.

Health Management Suite. We license access to, and customize our database for, employers, benefits consulting firms, payers and others. We offer our customers these modules in a standard format without customization for specific geographic areas or provider networks, through our Health Management Suite product. For an additional fee, customers can integrate our modules within their online provider directories, and we can customize our database for specific geographic areas and provider networks as well as modify the look and feel of the modules. Depending on the client's needs, we can customize our content for the intended users. Modules currently available are as follows:

Find a High-Quality Provider:

Hospitals - Interactive, fully searchable hospital quality information for the nation's nearly 5,000 hospitals rated by us. Reports feature one, three and five-star hospital ratings based on mortality and complication rates up to 180 days after hospitalization and include the hospital's average cost for each procedure.

Physicians - Online profiles of over 750,000 physicians covering 125 different specialties with numerous data elements, including the doctor's board certifications, malpractice history and sanction information. Data also include the average cost of services as well as patient experience survey results from those who have visited with the physician.

Nursing Homes - Compare nursing homes side-by-side with inspection data for over 15,000 facilities nationwide and state licensing survey information that outlines a facility's overall quality.

Home Health - Ratings for more than 6,000 home health agencies nationwide based on four consecutive years of data including complaint investigation information and violations.

Provider Select - Presented as an add-on feature to physician and hospital quality guides, individuals can verify the health plan with which a particular provider is affiliated so they can choose physicians and hospitals based on their plan's coverage.

Estimate Healthcare Costs:

Treatment Cost Calculator - Featuring costs for 56 procedures, 200 tests including diagnostic x-rays, pathology and laboratory tests, and cost information including list prices, negotiated rates and out-of-pocket-expenses to help individuals plan healthcare spending.

Medication Cost Calculator - A searchable database of more than 600 prescription medications and over-the-counter drugs in 70 categories. Individuals can compare drug descriptions and pricing for medications, identify lower cost alternatives, research drug and food interactions and shop online to take advantage of negotiated discounts and coupons.

Optimize Your Health:

Health Risk Assessment - Personal survey results help consumers understand their individual risk for 13 specific conditions. Featuring Mayo Clinic healthcare content, the health risk assessment helps individuals take preventive measures today to minimize health related events in the future.

Personal Health Record - Personal health information, such as medical insurance coverage, immunization records and allergies is easily stored online and available to share with physicians, anytime, anywhere. The personal health record provides the relevant information a physician needs to make an informed decision quickly; improving communication and helping consumers get the most from their healthcare.

Medical Library - This tool offers resources to help consumers make better health decisions—from chronic disease management to health and wellness. The Medical Library, powered by Healthwise®, is written in plain language and includes the breadth and depth of content to consumers as they work independently or with their physicians to take an active role in their care. Consumers can find information on approximately 8,000 topics, such as health conditions, diseases, health and wellness, medical tests, self-help and support groups, all from a trusted source of current, evidence-based, and unbiased health information.

Healthcare Quality Reports for Professionals - We offer comprehensive quality information to organizations that need current and historical quality information on nursing homes and hospitals. Our primary customers are medical professional liability insurers and underwriters. In addition, we offer reports on physicians that contain detailed information with respect to education, professional licensing history and other items.

Nursing Home Quality Report for Professionals™ - We currently offer the following three categories of reports on nursing homes: Nursing Home Quality Report; Executive Summary Report and Risk Assessment Report. Our Nursing Home Quality Report contains detailed information on ownership, certification history, staffing and patient demographics as well as performance and ranking data from health, state complaint and licensing surveys. Our Executive Summary Report summarizes this information. Our Risk Assessment Report is a textual analysis of the Nursing Home Quality Report that highlights potential problem areas within a facility that require risk management.

Hospital Quality Report for Professionals™ - Our Hospital Reports contain detailed information on ownership, services provided and clinical performance outcomes. Some of the features of our reports include:

- Risk and severity-adjusted performance measures for cardiac, neurosciences, stroke, vascular, orthopedics and pulmonary service lines, as well as the underlying medical issue for each service line;
- Programmatic ratings for women's health and obstetrics;
- Comparative statistics and state/national benchmarks;
- Infections, complication and mortality rates; and
- "Cases At Risk" analysis, which projects how many cases are likely to have adverse outcomes based upon our proprietary mortality or complication rate analysis.

Healthcare Quality Reports for Consumers - We offer comprehensive quality reports to consumers that provide current and historical quality information on hospitals and nursing homes. In addition, we offer reports on physicians that contain detailed information with respect to education, professional licensing history and other items.

Hospital Quality Report™ for Consumers - Our Hospital Quality Reports for Consumers include:

- Ratings for all procedures and diagnoses rated by HealthGrades for the hospital;
- Survey data prepared in connection with the Leapfrog Group;
- Our methodology and helpful hints for choosing a hospital; and
- Cost data.

Nursing Home Quality Report™ for Consumers - Our Nursing Home Quality Reports for Consumers include:

- Our rating for the particular nursing home;
- Health survey history with descriptions and severity of the deficiencies for the last four licensing surveys;
- Instances of repeated deficiencies;
- How the nursing home compares to others in the state; and
- Our methodology and helpful hints for choosing a nursing home.

Physician Quality Report™ for Consumers - Our Physician Quality Reports for Consumers include (where available):

- Addresses and phone numbers;
- Specialties;
- Board certification information;
- Education information, including medical school, year graduated and residency, fellowships and internships;
- Physician memberships and associations;
- Malpractice data;
- State and federal sanction information (if any) within the last 5 years;
- Name and address of area hospitals and affiliated hospitals;
- Group practice;
- Gender;
- Languages spoken;
- National comparative statistics in board certification, years in practice and sanction activity regarding physicians in the same specialty field; and
- Information on how to choose a physician with a checklist and guide.

In December 2007, we launched a tabbed physician profile that allows consumers to access much of our physician information free of charge. Currently, our physician profiles include the following tabs:

- Physician profile (free) – includes physician's name, address, specialties and health plans accepted among other items;
- Patient ratings (free) – experience surveys completed by our users;
- Hospital affiliations (free) – hospital name and our ratings by clinical services area for hospitals at which physician is affiliated;
- Health tools (free) – checklist to assist consumers in selecting a physician;
- Background check (fee-based) – a premium physician quality report which includes information on board certification, malpractice history, federal and state sanctions from all 50 states, among other items; and,
- Procedure costs (fee-based) – detailed cost information for a variety of medical procedures.

Content Licensing. We offer to web property owners and operators a license to specific portions of our healthcare-related content and resources which provide users access to HealthGrades' proprietary or licensed rating and other information regarding hospitals and physicians.

Pharmaceutical and Medical Device Solutions - In addition to reaching patients at the point of a medical decision, we believe the demographics for HealthGrades' patients are highly relevant for pharmaceutical and medical device brands that want to grow market share.

Focal Point - The Focal Point program allows marketers to reach targeted patient populations through exclusive sponsorship packages, which gives brand access to chosen patients. Additionally, our advanced reporting can measure the effectiveness of the program down to the individual doctor-level, which provides a clear measure of message effectiveness.

Internet Advertising – During the second half of 2007, we began to place advertisements on our website and signed our first limited advertising campaign with a pharmaceutical company.

We are currently displaying advertisements on the majority of our physician profile pages utilizing Google AdSense and DoubleClick's advertising network along with other advertising networks and agencies. DoubleClick is our ad serving engine.

In October 2008, we acquired certain operating assets of Adviware, which increases our on-line presence by adding the websites www.WrongDiagnosis.com and www.CureResearch.com to our healthcare properties. Also, in late 2008, we leveraged our total property traffic with relationships outside of traditional "run-of-site" advertising, such as Google AdSense, and into other sources of advertising. These include direct sales to advertising agencies that represent the pharmaceutical and medical device industries along with in-text advertising and contracting with advertising networks.

Healthcare Credit Solutions – We became a majority owner of Healthcare Credit Solutions, LLC (HCS) in January 2007. HCS is expected to launch loyalty solutions through co-branded credit card programs (LifeRewards™) to help hospitals, health plans and physician groups build brand recognition and market share while giving patients a flexible and affordable way to pay for medical care. LifeRewards is a credit card program that gives consumers a powerful tool for managing the rising cost of health care. The program allows health care consumers to earn points on everyday purchases with a Visa or MasterCard that features a health care organization's brand. Purchases will help consumers build LifeRewards points, which will be redeemable for medical care, prescription or over-the-counter drug purchases, or elective procedures such as vision care or cosmetic surgery. We expect points also may be converted into cash deposits for a Health Savings Account.

Competition

With respect to our quality services for hospitals, we face competition from data providers such as Solucient and healthcare consulting companies such as GE Medical Systems, CareScience and Premier that offer certain consulting services to hospitals. Many of these companies have well established consulting practices with a large number of employees dedicated to these services. The ability to demonstrate the value of marketing and consulting programs, name brand recognition and cost are the principal factors that affect competition.

We face competition with respect to our service offerings to employers, benefits consulting firms, payers, consumers and others from companies that provide online information and decision support tools regarding healthcare providers and physicians. Several companies currently offer online healthcare information and support tools such as WebMD and Ingenix. WebMD has a well-established web platform which is widely known as the most trafficked healthcare website on the internet today for general healthcare content. However, we believe that the more than twelve million unique consumers who visit our websites (www.healthgrades.com, www.WrongDiagnosis.com and www.CureResearch.com) each month are active consumers who are searching for very targeted information such as selection of a healthcare provider. We believe that the ability to provide accurate and comprehensive healthcare information in a manner that is cost-effective to the client is the principal factor that affects competition in this area.

We compete with internet advertising companies and face competition from companies that offer traditional media advertising opportunities. We also compete with websites that provide their own or user-generated content and seek to provide advertising to their users such as WebMD and UCompareHealthcare. We also face competition from numerous other companies, both in attracting users and in generating revenue from advertisers and sponsors. Competition for users includes online services and websites that provide health-related information, including both commercial sites and not-for-profit sites. We also compete for advertisers and sponsors with both healthcare-related and non-healthcare related content and services.

Company History

We are a Delaware corporation incorporated in December 1995 under the name Specialty Care Network, Inc. Upon commencement of operations in 1996, we principally managed physician practices engaged in musculoskeletal care, which is the treatment of conditions relating to bones, joints, muscles and connective tissues. During 1998, we began to focus on the provision of healthcare information through the establishment of our healthcare provider quality ratings and profile information, which we first introduced on our website. Since that time, we have expanded the scope of our healthcare information services to encompass the additional services described above.

In January 2000, we changed our name to Healthgrades.com, Inc. In November 2000, we changed our name to Health Grades, Inc.

Government Regulation

The delivery of healthcare services has become one of the most highly regulated of professional and business endeavors in the United States. Both the federal government and the individual state governments are responsible for overseeing the activities of individuals and businesses engaged in the delivery of healthcare services. The focus of federal regulation of healthcare businesses and professionals is based primarily upon their participation in the Medicare and Medicaid programs. Each of these programs is financed, at least in part, with federal funds. State jurisdiction is based upon its financing of healthcare as well as the states' authority to regulate and protect the health and welfare of its citizens.

A provision of the federal Social Security Act, commonly known as the Anti-Kickback Statute, prohibits kickbacks, rebates and bribes in return for referrals of federal health care program services. This law provides an extremely broad base for finding violations. Indeed, any remuneration, direct or indirect, offered, paid, solicited, or received, in return for referrals of patients or business for which payment may be made in whole or in part under Medicare, or a state healthcare program (Medicaid) could be considered a violation of law. The language of the Anti-Kickback Statute also prohibits payments made to anyone to induce them to "recommend purchasing, leasing, or ordering any good, facility, service, or item for which payment may be made in whole or in part" by a federal health care program. Criminal penalties under the Anti-Kickback Statute include fines up to $25,000, imprisonment for up to 5 years, or both. In addition, acts constituting a violation of the Anti-Kickback Statute may lead to additional civil penalties, such as fines, assessments and exclusion from participation in the Medicare and Medicaid programs.

To provide more direct guidance on the interpretation of the Anti-Kickback Statute, the Office of Inspector General, or OIG, of the Department of Health and Human Services (DHHS) has developed regulations regarding what types of business arrangements are not to be considered violative of the law and to develop criteria to be applied to any new arrangement to determine whether it is acceptable under the law. The regulations are known as "Safe Harbors" and address activities that may technically violate the Anti-Kickback Statute, but are not to be considered as illegal when structured to conform with the proposed regulation. The OIG has also set forth specific procedures by which the DHHS, through the OIG, in consultation with the Department of Justice (DOJ), will issue advisory opinions to outside parties regarding the interpretation and applicability of anti-kickback and certain other statutes relating to federal and state healthcare programs.

Whenever an arrangement exists with an entity capable of providing services reimbursed by Medicare or Medicaid, the arrangement must be analyzed to determine if the Anti-Kickback Statute is implicated (i.e., can the arrangement be characterized as involving remuneration intended to induce referrals for the provision of covered services). Because our customers will, in some instances, be healthcare providers, we must be mindful of state and federal laws; that is, we want to be sure that any payments to us will not be considered a payment for a referral of patients or business that HealthGrades controls.

The only payments made to us by providers and practitioners will be for access to information, to make their HealthGrades' profiles available to consumers without cost, or for evaluation and consulting services - not to induce referrals. Nevertheless, federal courts have interpreted the anti-kickback provisions very broadly to prohibit even those payments made in return for legitimate services, if the intent to induce referrals can be inferred from the arrangement. Where the payments made under an agreement represent fair market value or reasonable remuneration for the goods, services or other consideration being received, however, there should be less factual support for any inference that payments are in exchange for referrals.

There is a potential that our arrangements could be brought within the personal services and management agreement safe harbor regulation enacted under the anti-Kickback Statute. The personal services and management agreement safe harbors provide that payments under such agreements will not constitute remuneration under the Anti-Kickback Statute if the payments meet seven criteria, including that the agreement is set out in writing and is signed by the parties, and that aggregate compensation is set in advance, is consistent with fair market value and does not take into account the volume or value of any referrals or business generated between the parties. Unless an arrangement meets all of the terms of a safe harbor, the government could attempt to draw an inference that payments made constitute remuneration and that at least one purpose of the remuneration is to induce referrals. However, failure to meet the safe harbors does not render an arrangement per se unlawful. We believe that our operations comply with applicable legal regulatory requirements of the Anti-Kickback Statute's personal services and/or management agreement safe harbor. However, some of these laws have been applied to payments by physicians for marketing and referral services and could constrain our relationships, including financial and marketing relationships with customers such as hospitals. It also is possible that additional or changed laws, regulations or guidelines could be adopted in the future that could affect our business.

Many states have laws that prohibit payment of kickbacks or other payment of remuneration to those in a position to control the referral of patients similar to the Anti-Kickback Statute. Therefore, it is possible that our activities may be found not to comply with these laws. Noncompliance with such laws could subject us to penalties and sanctions. We do not believe that we are in violation of any legal requirements under such state laws.

In addition to the Anti-Kickback Statute, the making of false claims to the federal government is prohibited by federal criminal and civil statutes. Criminal provisions prohibit knowingly filing false claims, making false statements or claims to be made by others. Civil provisions under the federal False Claims Act (FCA) prohibit the filing of claims, or causing the filing of claims, that the person filing knew were false. Criminal penalties include fines and imprisonment. Civil penalties under the FCA include fines up to $11,000 per claim, plus treble damages, for each claim filed. In addition, under the Deficit Reduction Act of 2005, states are encouraged to enact their own false claims laws, which could increase the number of false claims suits at the state level. Although we are not filing claims ourselves, liability under the FCA can extend to those who cause the filings of claims. To the extent that consulting advice provided to our customers could be construed as aiding or abetting the presentation of false claims by our customers, there could be false claims liability, although we endeavor to provide advice that cannot be so construed.

Healthcare Legislation. It is our belief that the Medicare Prescription Drug Improvement and Modernization Act of 2003 has not had a major impact on our arrangements with providers. Future legislation may be introduced and considered by Congress and state legislatures that is designed to change access to and payment for healthcare services in the United States. We can make no prediction as to whether future legislation will be enacted or, if enacted, the effect that such legislation will have on us.

Privacy of Information and HIPAA

Consumers sometimes enter private information about themselves or their family members when using our services. Also, our systems record use patterns when consumers access our databases that may reveal health related information or other private information about the user. In addition, information regarding employee usage of healthcare providers and facilities can also be compiled by our systems in connection with services we offer to employers and other payers. Numerous federal and state laws and regulations govern collection, dissemination, use and confidentiality of patient-identifiable health information, including:

- state privacy and confidentiality laws;
- state laws regulating healthcare professionals, such as physicians, pharmacists and nurse practitioners;
- Medicaid laws;
- the U.S. Health Insurance Portability and Accountability Act of 1996, or HIPAA, as described in detail below, and related rules proposed by the Health Care Financing Administration; and
- CMS standards for electronic transmission of health data

Under HIPAA, Congress set national standards for the protection of health information created, maintained or transmitted by health plans, health care clearinghouses and certain health care providers ("covered entities"). Under the law and regulations known collectively as the Privacy and Security Rules, covered entities must implement standards to protect and guard against the misuse of individually identifiable health information. Although we are not a covered entity, we believe that we have complied with the applicable standards. Failure to timely implement these standards could, under certain circumstances, trigger the imposition of civil or criminal penalties.

The Privacy and Security Rules do not replace federal, state, or other law that grants individuals even greater privacy protections, and covered entities are free to retain or adopt more protective policies or practices.

Most healthcare providers and payers do not carry out all of their healthcare activities and functions by themselves. Instead, they often use the services of a variety of other persons or businesses. The Privacy and Security Rules allow covered entities to disclose protected health information to business associates if the covered entities obtain satisfactory assurances that the business associate will use the information only for the purposes for which it was engaged, will safeguard the information from misuse, and will comply with certain other requirements under the Privacy and Security Rules. Covered entities may disclose protected health information to an entity in its role as a business associate only to help covered entity carry out its healthcare functions – not for the business associate's independent use or purposes, except as needed for the proper management and administration of the business associate. Although we are not a covered entity, we may be asked to enter into business associate agreements with covered entities. To the extent we have entered into such agreement, we believe that we are in compliance with the requirement of those agreements.

If a covered entity finds out about a material breach or violation of the privacy related provisions of the contract by the business associate, it must take reasonable steps to cure the breach or end the violation, and, if unsuccessful, terminate the contract with the business associate. If termination is not feasible (e.g., where there are no other viable business alternatives for the covered entity), the covered entity must report the problem to the Department of Health and Human Services Office for Civil Rights.

Government Regulation of the Internet, Data and Privacy

The internet is currently the subject of a number of statues and regulations, and the trend for the foreseeable future appears to be that of an increase in the quantity and the complexity of regulation. Any new or revised law or regulation pertaining to the Internet, or the application or interpretation of existing laws and regulations, could decrease demand for our services, increase our cost of doing business, decrease the availability of the data we obtain and use from third parties, increase the costs of online marketing, or otherwise cause our business to suffer.

Laws and regulations have been adopted in the United States and throughout the world, and additional laws and regulations may be adopted in the future, that address Internet, data and privacy-related issues, including online content, privacy, online marketing, unsolicited commercial e-mail, pricing and quality of products and services. This legislation could increase our cost of doing business and negatively affect our business. Moreover, it will take many years to determine the full extent to which older laws and regulations governing issues like property ownership, libel, negligence, taxes, and personal privacy are applicable to the Internet.

Currently, U.S. privacy law consists of numerous disparate state and federal statutes regulations and enforcement actions regulating specific industries that collect personal data, or particular types or uses of personal data. For example, HIPAA consists of a large body of statutory provisions and regulations that control the disclosure, use, and transfer of personal health information in digital form by providers and others. One recent trend is the enactment of privacy and security statutes that require the disclosure to authorities and to data subjects of any breach of security of a database of personal information. Several other privacy laws and regulations predate and therefore do not specifically address online activities. In addition, a number of comprehensive legislative and regulatory privacy proposals have taken effect or are now under consideration by federal, state and local governments in the United States. All such privacy laws may decrease access to the raw data that we use, adversely impact our ability to use data currently in our possession and may increase our costs of compliance with such laws and regulations in the conduct of our business.

In addition, the regulation of the Internet outside the United States may affect our cost of doing business, directly or indirectly, in the long run. For example, privacy law in the European Union and in a number of other countries is far more restrictive then U.S. privacy law in terms of how personal information may be collected, stored, processed, transmitted, and shared with others. As a result, the Company may not be able to profitably expand its business to the European Union or other countries that have similar laws, and the Company may not be able to realize the benefits of reducing costs by outsourcing any of its operations that involve the processing of personal information to such countries. Further, the more restrictive privacy and other Internet-related laws and regulations in other countries have served as a model for newer and more restrictive privacy and other Internet-laws and regulations in the United States.

Intellectual Property

We regard the protection of our intellectual property rights to be important. We rely on a combination of copyright, trademark, trade secret restrictions and contractual provisions to protect our intellectual property rights. We require selected employees to enter into confidentiality and invention assignment agreements as well as non-competition agreements. The contractual provisions and other steps we have taken to protect our intellectual property may not prevent misappropriation of our technology or deter third parties from developing similar or competing technologies.

We own federal trademark registrations for the marks HealthGrades, HealthGrades Checkmark & Star Logo, and the phrase, "Guiding America to Better Healthcare."

There is significant uncertainty regarding the scope of protection offered under existing laws regarding matters such as property ownership and other intellectual property rights with respect to the internet and databases. The vast majority of these laws were adopted prior to the advent of the internet and, as a result, may not fully contemplate or address the unique issues of the internet, databases and related technologies. In addition, new laws that regulate activities on the internet have been passed and may be passed, which may have unanticipated effects.

For further information, see "Risk Factors - Our proprietary rights may not be fully protected."

Employees

As of December 31, 2008, we had 184 employees, most of whom were located at our corporate offices in Golden, Colorado. Of these employees, 75 were engaged in sales and marketing, client consulting or client administrative support, 73 in product development (including information technology/web development) and 36 in general and administrative (including finance, accounting and IT infrastructure). We are not subject to any collective bargaining agreements.

Available Information

Our internet address is www.healthgrades.com. There we make available, free of charge, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with or furnish it to the Securities and Exchange Commission (SEC). Our SEC reports can be accessed through the Investors section (under "Contact Us") of our website. The information found on our website is not part of this or any other report we file with or furnish to the SEC.

Our short and long-term success is subject to many factors beyond our control. If any of the following risks, as well as any risks described elsewhere in this Form 10-K, actually occur, our business, financial condition or results of operations could suffer. Other risks not presently known to us or not presently thought to be material could also affect our business, our financial condition or results of operations. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

RISKS RELATED TO OUR BUSINESS

Our business will suffer if we are not able to obtain reliable data as a basis for our healthcare information.

To provide our healthcare information, we must have comprehensive, reliable data. We obtain this data from a number of public and private sources. Currently, the information we utilize to compile our hospital ratings is acquired from CMS and 17 individual states. For the year ended December 31, 2008, revenues derived from SQP, SQI, and QAI products accounted for approximately 74% of our total ratings and advisory revenue. These products are based exclusively on our hospital ratings. Moreover, some of our Health Management Suite modules are based on information acquired from CMS. Our business could suffer if CMS or our other data sources began charging for use or access to this data, or cease to make such information available, and suitable alternative sources were not identified on a timely basis. Moreover, our ability to attract and retain customers depends on the reliability of the information that we use and license. If our information is inaccurate or otherwise erroneous, our reputation and customer following could be damaged. In the past, we have had disputes with two providers of information who sought to terminate our arrangements based on allegations, which we denied, that our use of the information violated the terms of our agreements with the providers. We have located alternate sources of information or modified the scope of information provided in response to these disputes. Nevertheless, our failure to obtain suitable information, if needed to use in place of information provided by a source that stops providing information or that charges substantially more for such data, could hurt our business.

Failure to effectively manage the growth of our operations and infrastructure could disrupt our operations and prevent us from maintaining or increasing profitability.

We have expanded meaningfully in the past few years and we continue to seek to increase our sales efforts, attract new clients, maintain existing clients and develop new products. To manage our growth, we must successfully attract qualified personnel and successfully integrate new personnel into our operations. Our failure to manage personnel and otherwise appropriately manage expansion of our business could adversely affect our business and future growth. Should our website traffic continue to grow and we do not maintain the appropriate infrastructure to support the growth and new technologies, our business will be harmed.

Our proprietary rights may not be fully protected.

If we fail to adequately protect our intellectual property rights, our business could be harmed by making it easier for our competitors to duplicate our services. While we have certain trademarks and copyrights that have been registered with the U.S. Patent and Trademark Office and the U.S. Copyright Office, respectively, such trademarks and copyrights may not offer adequate protection. In addition, we require some of our employees to enter into confidentiality and invention assignment agreements and, in more limited cases, non-competition agreements. Nevertheless, our efforts to establish and protect our proprietary rights may be inadequate to prevent imitation of our services or branding by others or may be subject to challenge by others. Furthermore, our ability to protect some of our proprietary rights is uncertain since legal standards relating to the validity, enforceability and scope of intellectual property rights in Internet-related industries are uncertain and are still evolving. In addition, although we have obtained copyright registrations for some of our databases, such registrations and existing laws may not allow us to adequately protect the underlying data contained in such databases. Accordingly, third parties may contend they are free to use portions of the data contained in such databases. Also, our current rights and existing laws do not preclude competitors from independently developing businesses with functionality or features substantially equivalent or superior to our business. Any infringement, misappropriation or third-party development could have a material adverse effect on us.

The nature of our business and our reliance on intellectual property subjects us to the risk of litigation.

From time to time, it has been necessary for us to resort to litigation and threats of litigation to enforce and protect our intellectual property rights. For example, we currently have claims pending against one hospital for copyright and trademark infringement and breach of contract. The results of litigation are inherently uncertain and may result in adverse rulings or decisions. We may enter into settlements or be subject to judgments that may, individually or in the aggregate, have a material adverse effect on us. The litigation, regardless of its outcome, diverts management resources, may be expensive, and may not effectively protect our intellectual property.

In addition to the risk of failing to adequately protect our proprietary rights, there is a risk that we may become subject to claims that we infringe upon the proprietary rights of others. The possibility of inadvertently infringing upon the proprietary rights of others is increased for businesses such as ours because there is significant uncertainty regarding the applicability to the internet of existing laws regarding matters such as copyrights and other intellectual property rights. A claim of intellectual property infringement may cause us to incur significant expenses in defending against the claim. If we are not successful in defending against an infringement claim, we could be liable for substantial damages or may be prevented from offering some aspects of our services. We may be required to make royalty payments, which could be substantial, to a party claiming that we have infringed their rights. These events could damage our business. Any significant litigation could cause us to incur substantial expense to protect our rights.

We may lose business if hospitals and others utilize our name and ratings without our permission.

In order for a hospital to use our name and ratings information, we require them to enter into a marketing agreement with us. However, some hospitals, the media and others have taken the position that certain use of our ratings is "fair use" and not proprietary. We will need to continue to enforce the protection of our proprietary information and aggressively pursue selected hospitals and others that utilize our name and ratings information without our permission. If our enforcement efforts are unsuccessful, our business may be adversely affected.

We may be sued for information we obtain or information retrieved from our websites or otherwise provided to employers and others.

We may be subjected to claims for defamation, negligence, copyright or trademark or patent infringement, personal injury or other legal theories relating to the information we publish on our websites or otherwise provide to customers. These types of claims have been brought, sometimes successfully, against online services as well as print publications in the past. We have received threats from some providers that they will assert defamation and other claims in connection with the information posted on our www.healthgrades.com website.

We have had disputes with certain physicians with respect to the accuracy of their data that is included in reports we sell or otherwise provide to consumers and professionals, and have settled litigation with some of these physicians. Continuing to improve the accuracy of our data by both internal process measures and by obtaining data from various sources for comparative purposes will continue to be important for us.

Patients who file lawsuits against providers often name as defendants all persons or companies with any nexus to the providers. As a result, patients may file lawsuits against us based on, among other things, treatment provided by hospitals or other facilities that are highly rated by us, or by doctors who are identified on our website. In addition, a court or government agency may take the position that our delivery of health information directly, or information delivered by a third-party website that a consumer accesses through our website, exposes us to malpractice or other personal injury liability for wrongful delivery of healthcare services or erroneous health information. Such exposure may adversely affect our business. Moreover, the amount of insurance we maintain may not be sufficient to cover all of the losses we might incur from these claims and legal actions. In addition, insurance for some risks is difficult, impossible or too costly to obtain, and as a result, we may not be able to purchase insurance for some types of risks.

If we do not strengthen recognition of our brand name, our ability to expand our business will be impaired.

To expand our audience of online users, increase our online traffic and increase interest in our other healthcare information services, we must strengthen recognition of our brand names. To be successful in this effort, consumers must perceive us as a trusted source of healthcare information; hospitals and other providers must perceive us as an effective marketing and sales channel for their services and products; and employees, payers, insurers, and others must perceive us as a source of valuable information that can be used to enhance the quality and cost-effectiveness of healthcare. We may be required to increase substantially our marketing budget in our efforts to strengthen brand name recognition. Our business will suffer if our efforts are not productive.

If we were to lose the services of Kerry Hicks or other members of our executive management team, we may not be able to execute our business strategy.

Our future success depends in a large part upon the continued service of key members of our executive management team. In particular, our CEO, Kerry Hicks, is critical to the overall management of HealthGrades as well as the development of our technology, our culture and our strategic direction. All of our executive officers, with the exception of Kerry Hicks, our CEO, and Dave Hicks, one of our EVP's, and key employees are at-will employees, and we do not maintain any key-person life insurance policies. The loss of any of our management or key personnel could seriously harm our business.

Our business will suffer if we are unable to attract, retain and motivate highly skilled employees.

Our ability to execute our business plan and be successful depends upon our ability to attract, retain and motivate highly skilled employees when needed. As we expand our business, we need to hire additional personnel to support our information technology operations in particular. We may be unable to retain our key employees or attract or retain other highly qualified employees in the future. If we do not succeed in attracting new personnel as needed and retaining and motivating our current personnel, our business will suffer.

We may experience system failures that could interrupt our services.

The success of our www.healthgrades.com website and activities related to the website will depend on the capacity, reliability and security of our network infrastructure. We rely on telecommunications providers to provide the external telecommunications infrastructure necessary for internet communications. We also depend on providers of online content and services for some of the content and applications that we make available through www.healthgrades.com. Any significant interruptions in our services or increases in response time could result in the loss of potential or existing users or customers. Although we maintain insurance for our business, we cannot guarantee that our insurance will be adequate to compensate us for losses that may occur or to provide for costs associated with business interruptions.

We must be able to operate our website 24 hours a day, 7 days a week, without material interruption. To operate without interruption, we and our content providers must guard against:

- damage from fire, power loss and other natural disasters;
- communications failures;
- software and hardware errors, failures or crashes;
- security breaches, computer viruses and similar disruptive problems; and
- other potential interruptions.

Our websites may be required to accommodate a high volume of traffic and deliver frequently updated information. Our websites users may experience slower response times or system failures due to increased traffic on our website or for a variety of other reasons. We could experience disruptions or interruptions in service due to the failure or delay in the transmission or receipt of this information. Any significant interruption of our operations could damage our business.

Failure by third party vendors of technology.

Our business depends on continued and unimpeded access to the internet by us and our users. Internet access providers may be able to block, degrade or charge for access to certain of our products and services, which could lead to additional expenses and the loss of users and advertisers. Our business also depends on the ability of our users to access the internet, and certain of our data offerings require significant bandwidth to work effectively. Currently, this access is provided by a company with significant market power in the broadband and internet access marketplace. While interference with access to our website seems unlikely, such carrier interference could result in a loss of existing users and advertisers and increased costs, and could impair our ability to attract new users and advertisers, thereby harming our revenue and growth.

We may lose business if we are unable to keep up with rapid technological or other changes.

The markets in which we compete are characterized by rapidly changing technology, evolving technological standards in the industry, frequent new service and product announcements and changing consumer demand. If we are unable to keep up with changing technology and other factors related to our market, we may be unable to attract and retain users or customers, which would reduce our revenues. Our future success will depend on our ability to adapt to these changes, and to continuously improve the content, features and reliability of our services in response to competitive service and product offerings and the evolving demands of the marketplace. In addition, the widespread adoption of new internet networking, telecommunications or development technologies, or other technological changes could require us to incur substantial expenditures to modify or adapt our website or infrastructure, which might negatively affect our ability to remain profitable.

We rely largely on advertising and search engine placement to generate traffic to our website.

We rely on online media to attract a significant percentage of the visitors to our website. Prices for online advertising could increase as a result of increased demand for advertising inventory, which would cause our expenses to increase and could result in lower margins. Our advertising contracts with online search engines are typically short-term. If one or more search engines on which we rely for advertising modifies or terminates its relationship with us, our expenses could increase, the number of visitors we generate could decrease and our revenues or margins could decline. Additionally, changes to our position within search engine search results could cause visits to our website and the number of reports ordered from our website to decline.

We may be unsuccessful in our efforts to increase advertising and sponsorship revenue.

We began to offer advertising on our website at www.healthgrades.com in the latter half of 2007. Our ability to realize revenue from this initiative is subject to substantial uncertainty including, but not limited, to the following:

- Our advertising initiative is in its early stages. Many of our competitors have greater financial, technical, product development and other resources than we do. These organizations may be better known than we are and have more customers or users than we do. We cannot provide assurance that we will be able to compete successfully against these organizations or any alliances they have formed or may form. As there are no substantial barriers to entry into the online advertising market, we expect that competitors will continue to enter this market.
- Our websites face competition from numerous other companies, both in attracting users and in generating revenue from advertisers and sponsors. We compete for users with online services and websites that provide health-related information, including both commercial sites and not-for-profit sites. We also compete for advertisers and sponsors with both healthcare-related and non-healthcare related content and services.
- There are numerous items outside of our control that may limit our ability to accurately forecast or generate revenues from this area including, but not limited to: advertisers' budgets and buying patterns, the time between the initial contact with an advertising network, agency or potential advertiser/sponsor and the execution of a contract, which may be lengthy, and seasonal factors relating to the prevalence of specific health conditions that may affect the timing of promotional campaigns for specific products, among other items.
- Failure to effectively compete for online advertising may have a material adverse effect on our revenues and results of operations.
- If unable to provide quality graphics to attract users and advertisers to our websites, our advertising revenues may be adversely affected.
- Technologies have been developed that can block the display of our ads.
- We are exposed to the risk of fraudulent clicks and other invalid clicks on our ads from a variety of potential sources. Invalid clicks are clicks that we have determined are not intended by the user to link to the underlying content. Click fraud occurs when a user intentionally clicks on an ad displayed on a website for a reason other than to view the underlying content. If we are unable to stop these invalid clicks, we will be required to provide refunds to our advertisers, which would negatively affect our profitability and our reputation.

Failure to effectively compete for online advertising may have a material adverse effect on our revenues and results of operations.

Our online business has a limited operating history.

Our online business has a limited operating history and participates in relatively new and rapidly changing markets. Many companies with business plans based on providing healthcare information and related services through the internet have failed to be profitable and some have filed for bankruptcy and/or ceased operations. Even if demand from users exists, we cannot assure our business will continue to be profitable.

Our business will suffer if we are not able to compete successfully.

The market for healthcare information is rapidly evolving and competitive. We expect competition to increase significantly, and our business will be adversely affected if we are unable to compete successfully. We currently compete, or potentially compete, with many providers of healthcare information services and products, both online and through traditional means. We compete, directly and indirectly, for users and customers principally with:

- data providers that provide detailed utilization and outcomes information to hospitals;
- healthcare consulting companies;
- companies or organizations that provide or maintain online healthcare information;

- vendors of healthcare information, products and services distributed through other means, including direct sales, mail and fax messaging;

- companies and organizations that provide or maintain general purpose consumer online services that provide access to healthcare content and services;

- companies and organizations that provide or maintain public sector and non-profit websites that provide healthcare information and services without advertising or commercial sponsorships;

- companies and organizations that provide or maintain web search and retrieval services and other high-traffic websites; and

- publishers and distributors of traditional media, some of which have established or may establish websites.

Some of these competitors are larger, have greater financial, marketing, technical and product development resources and have more experience in providing healthcare information than us. These competitors may also be better known than us. We cannot assume that we will be able to compete successfully among these competitors.

The recent global economic downturn may impact our business, operating results or financial condition.

The recent global economic downturn has caused disruptions and volatility in the global financial markets and increased rates of default and bankruptcy, and has impacted the levels of consumer spending. The macroeconomic developments could negatively affect our business, operating results or financial conditions. For example, current or potential customers, such as hospitals, may delay or decrease spending with us or may not pay us or may delay payments for previously purchased products or services. If consumer spending continues to decrease, this may result in fewer clicks on our advertisers' ads displayed on our websites and fewer purchases of our consumer reports. Reduction in healthcare spending, as in elective surgeries, may adversely affect our business. Also, if the banking system or the financial markets continue to deteriorate or remain volatile, our investment portfolio may be impacted and the values and liquidity of our investments could be adversely affected.

New acquisitions such as Adviware could be costly and may place significant strain on our management systems and resources which could negatively impact our operations.

We have recently acquired certain operating assets of Adviware, and may acquire other companies or businesses in the future. Acquisitions of companies entail numerous risks, including:

- potential inability to successfully integrate acquired operations and products or to realize cost savings or other anticipated benefits from integration;

- loss of key employees of acquired operations;

- the difficulty of assimilating geographically dispersed operations and personnel of the acquired companies;

- the potential disruption of our ongoing business;

- unanticipated expense related to acquisitions; including significant transaction costs which under accounting rules, are required to be expensed rather than capitalized;

- the impairment of relationships with employees and customers of either an acquired company or our own business;

- the potential for acquisitions to result in dilutive issuances of our equity securities; and

- the potential unknown liabilities associated with acquired business.

As a result of such acquisitions, we may have significant assets that include goodwill and other purchased intangibles. The testing of this goodwill and intangibles for impairment under established accounting guidelines requires significant use of judgment and assumptions. Changes in business conditions could require adjustments to the valuation of these assets. In addition, losses incurred by a company in which we have an investment may have a direct impact on our financial statements or could result in our having to write-down the value of such investment. Any such problems in integration could harm our growth strategy and distract our management, and could place a significant strain on our management systems and resources.

RISKS RELATED TO HEALTHCARE INFORMATION AND THE INTERNET

Healthcare reforms and the cost of regulatory compliance could negatively affect our business.

The healthcare industry is heavily regulated. In the ordinary course of business, healthcare entities and companies that do business with them are subject to state and federal regulatory scrutiny, supervision, oversight and control. These various laws, regulations and guidelines affect, among other matters, the provision, licensing, labeling, marketing, promotion and reimbursement of healthcare services and products. Our failure or the failure of our customers to comply with any applicable legal or regulatory requirements, or any investigation or audit of our or our customers' practices could:

- result in limitation or prohibition of business activities;
- subject us or our customers to legal fees and expenses and adverse publicity; or
- increase the costs of regulatory compliance and, if found by a court of competent jurisdiction to have engaged in improper practices, subject us or our customers to criminal or civil monetary fines or other penalties

A federal law commonly known as the Anti-Kickback Statute prohibits kickbacks, rebates and bribes in return for referrals of federal health care program services. This law provides an extremely broad base for finding violations. Any remuneration, direct or indirect, offered, paid, solicited or received in return for referrals of patients or business for which payment may be made in whole or in part under Medicare or Medicaid could be considered a violation of the law. The statute also prohibits payments made to anyone to induce them to "recommend purchasing, leasing or ordering any good, facility, service or item for which payment may be made in whole or in part" by Medicare. Similar laws exist in some states.

We believe that our operations comply with applicable legal regulatory requirements of the Anti-Kickback Statute. Nevertheless, some of these laws have been applied to payments by physicians for marketing and referral services and could constrain our relationships, including financial and marketing relationships with customers such as hospitals. Absent specific guidance from the OIG, our regulatory compliance cannot be prospectively confirmed. It also is possible that additional or more restrictive laws, regulations or guidelines could be adopted in the future.

A federal law know as the "Stark Law" prohibits a physician from referring a Medicare patient for certain designated health services (DHS) to an entity with which the physician or an immediate family member has a financial relationship, unless the referral is protected by one or more exceptions provided by law. DHS includes a wide range of ancillary health care services in a number of broad categories, including all inpatient and outpatient hospital services. Violations of the Stark Law may result in a number of penalties, including Medicare nonpayment of claims for DHS provided as a result of a prohibited referral, an obligation to refund amounts paid as a result of a prohibited referral and civil monetary penalties for knowing violations.

While the Stark Law does not apply to our business, our hospital and physician customers must comply with the Stark Law. We do not believe that our business subjects our customers to risk under the Stark Law, though interpretations of the Stark Law are constantly evolving and changes in the law itself or the regulatory guidance could impair our business.

Criminal provisions prohibit knowingly filing false claims or making false statements or causing false statements to be made by others, and civil provisions prohibit the filing of claims or causing the filing of claims that one knows were false. Criminal penalties include fines and imprisonment. Civil penalties under the federal False Claims Act ("FCA") include fines of up to $11,000 per claim plus treble damages, for each filed claim. Although we are not filing claims ourselves, liability under the FCA can extend to those who cause claims to be filed. In addition, under the Deficit Reduction Act of 2005, states are encouraged to enact their own false claims laws, which could increase the number of false claims suits at the state level. To the extent that consulting advice provided to our customers could be construed as aiding or abetting the presentation of false claims by the customers, we could be subject to false claims liability.

The internet is subject to many legal uncertainties and potential government laws and regulations that may decrease usage of our websites, increase our cost of doing business or otherwise have a damaging effect on our business.

Laws and regulations in jurisdictions throughout the world have been adopted and will likely continue to be adopted in the future that address internet, data and privacy related issues, including online content, user privacy, pricing, and quality of products and services. This legislation and related enforcement activities could increase our cost of doing business and negatively affect our business. Moreover, it may take many more years to determine the extent to which laws and regulations passed prior to the popular use of the internet govern issues like property ownership, libel, negligence and personal privacy are applicable to the internet. Currently, U.S. privacy law consists of disparate state and federal statutes regulating specific industries that collect personal data. Most of these laws predate and therefore do not specifically address online activities and information. In addition, a number of comprehensive legislative and regulatory privacy proposals are now under consideration by federal, state and local governments in the United States. Laws and regulations in countries outside the United States restrict the availability of new markets in other countries where those markets would otherwise be available for expansion. Moreover, restrictive privacy and other laws outside the United States serve as a model for new and more restrictive laws inside the United States at both the federal and the state levels.

Any new law or regulation pertaining to the internet, or the application or interpretation of existing laws, could decrease usage for our websites, increase our cost of doing business or otherwise cause our business to suffer.

We may be subject to claims brought against us as a result of content we provide.

Consumers access health-related information through our online services, including information regarding particular medical conditions and possible adverse reactions or side effects from medications. If our content, or content we obtain from third parties, contains inaccuracies, it is possible that consumers, employees, health plan members or others may sue us for various causes of action.

If we fail to comply with current or future laws or regulations governing the collection, dissemination, use and confidentiality of patient health information, our business could suffer.

Consumers sometimes enter private information about themselves or their family members when using our services. Also, our systems record use patterns when consumers access our databases that may reveal health-related information or other private information about the user. In addition, information regarding employee usage of healthcare providers and facilities can also be compiled by our systems in connection with services we offer to employers and other payers. Numerous federal and state laws and regulations govern collection, dissemination, use and confidentiality of patient-identifiable health information, including:

- state privacy and confidentiality laws;
- state laws regulating healthcare professionals, such as physicians, pharmacists and nurse practitioners;
- Medicaid and Medicare laws;
- the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") and related rules proposed by the Health Care Financing Administration; and
- CMS standards for electronic transmission of health data.

Congress may consider future legislation that would establish more strict standards for protection and use of health information. While we are not gathering patient health information at this time and we are not a covered entity under HIPAA, other third-party websites that consumers access through our websites and employees, payers and other customers may not maintain systems to safeguard any health information they may be collecting. In some cases, we may place our content on computers that are under the physical control of others, which may increase the risk of an inappropriate disclosure of information. For example, we contract out the hosting of our websites to a third-party. In addition, future laws or changes in current laws may necessitate costly adaptations to our systems.

Online security breaches could harm our business.

Our security measures may not prevent security breaches. Substantial or ongoing security breaches on our system or other internet-based systems could reduce user confidence in our websites, causing reduced usage that adversely affects our business. The secure transmission of confidential information over the internet is essential to maintain confidence in our websites. We believe that consumers generally are concerned with security and privacy on the internet, and any publicized security problems could inhibit the growth of our provision of healthcare information on the internet.

We will need to incur significant expense to protect and remedy against security breaches when we identify a significant business risk. Currently, we do not store sensitive information, such as patient information or credit card information, on any public-facing server. If we launch services that require us to gather sensitive information, our security expenditures will increase significantly.

A party that is able to circumvent our security systems could steal proprietary information or cause interruptions in our operations. Security breaches could also damage our reputation and expose us to a risk of loss or litigation and possible liability. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches. We also face risks associated with security breaches affecting third parties conducting business over the Internet or customers and others who license our data.

OTHER RISKS

Our certificate of incorporation and bylaws include anti-takeover provisions that may deter or prevent a change of control.

Some provisions of our certificate of incorporation and bylaws and provisions of Delaware law may deter or prevent a takeover attempt, including an attempt that might result in a premium over the market price for our common stock. Our certificate of incorporation requires the vote of 66 2/3% of the outstanding voting securities in order to effect certain actions, including a sale of substantially all of our assets, certain mergers and consolidations and our dissolution or liquidation, unless these actions have been approved by a majority of the directors. Our certificate of incorporation also authorizes our Board of Directors to issue up to 2,000,000 shares of preferred stock having such rights as may be designated by our Board of Directors, without stockholder approval. Our bylaws provide that stockholders must follow an advance notification procedure for certain nominations of candidates for the Board of Directors and for certain other stockholder business to be conducted at a stockholders meeting. The General Corporation Law of Delaware also restricts certain business combinations with interested stockholders upon their acquisition of 15% or more of our common stock.

All of these provisions could make it more difficult for a third-party to acquire, or could discourage a third-party from attempting to acquire, control of us, and thereby could prevent our stockholders from receiving a premium for their shares. In addition, the foregoing provisions could impair the ability of existing stockholders to remove and replace our management and/or our Board of Directors.

We have no intention to pay dividends on our common stock.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain all future earnings to finance the expansion of our business.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

We have leased approximately 60,400 square feet of office space which includes our corporate headquarters, and ancillary space, in Golden, Colorado, with expirations on May 31, 2011 and December 31, 2010, respectively. We believe that these facilities are suitable to accommodate our operations at their current level.

Item 3. Legal Proceedings

Indemnification of our Chief Executive Officer and Derivative Complaint

For year ended December 31, 2008, we provided indemnification to our Chief Executive Officer, Kerry R. Hicks, for legal fees totaling approximately $700,000. The legal proceedings arose from loans that Mr. Hicks and three other executive officers provided to us in December 1999 in the amount of $3,350,000 (including $2,000,000 individually loaned by Mr. Hicks). These loans enabled us to purchase in December 1999 a minority interest in an internet healthcare rating business that has become our current healthcare provider rating and advisory services business. This purchase was critical to our business because we had agreed with the minority interest holder that if we failed to purchase the holder's interest by December 31, 1999, we would relinquish control and majority ownership to the holder. In March 2000, the executive officers converted our obligations to them (including the $2,000,000 owed to Mr. Hicks) into our equity securities in order to induce several private investors to invest an aggregate of $14,800,000 in our equity securities.

The executive officers personally borrowed money from our principal lending bank in order to fund the December 1999 loans to us. In early 2001, the bank claimed that Mr. Hicks was obligated to pay amounts owed to the bank by a former executive officer who was unable to fully repay his loan; Mr. Hicks denied this obligation. In October 2002, the bank sold the note to an affiliate of a collection agency (the collection agency and the affiliate are collectively referred to as the "collection agency"). Although the bank informed the collection agency in July 2003 of the bank's conclusion that Mr. Hicks was not obligated under the former executive's promissory note issued to the bank, the collection agency commenced litigation in September 2003 in Tennessee district federal court Tennessee to collect the remaining balance of approximately $350,000 on the note and named Mr. Hicks as a defendant. On motion by Mr. Hicks, the court action was stayed, and Mr. Hicks commenced an arbitration proceeding against the collection agency in October 2003, seeking an order that he had no liability under the note and asserting claims for damages. The bank was added as a party in March 2004.

The bank repurchased the note from the collection agency in December 2003 and resold the note to another third party in February 2004, so that Mr. Hicks' obligation to repay the note was no longer at issue. The remaining claims included, among others, claims by the bank against Mr. Hicks for costs and expenses of collection of the loan, claims by the collection agency against Mr. Hicks for abuse of process and tortious interference with the relationship between the bank and the collection agency, and claims by Mr. Hicks against the bank for breach of fiduciary duty and fraud, and against the collection agency for abuse of process and defamation. Mr. Hicks also commenced litigation in Colorado state court against the other parties, as well as two individuals affiliated with the collection agency (together with the collection agency, the "collection agency parties"), based on similar claims. That case was removed to federal court by the defendants. Mr. Hicks later filed an amended complaint against the collection agency parties in federal district court for abuse of process, defamation and intentional infliction of emotional distress. The federal district court determined that Mr. Hicks' claims should be submitted to the arbitration proceeding, but in January 2005, the arbitrator stayed Mr. Hicks' federal court claims and the collection agency's claims against Mr. Hicks for abuse of process and tortious interference until the other pending claims were considered. An arbitration hearing was held in February 2005 on the other claims submitted by the parties.

In April 2005, the arbitrator ruled that the collection agency was liable to Mr. Hicks in the amount of $400,000 for emotional distress and other maladies as well as attorneys' fees in the amount of $15,587 with interest as a result of the collection agency's abuse of process in initiating the action in Tennessee district federal court. The arbitrator determined that the bank had no liability.

The collection agency sought reconsideration of the ruling by the arbitrator, who denied the request. Mr. Hicks filed a motion with the federal district court to confirm the arbitration award, and the court confirmed the award in October 2005. The collection agency appealed the federal district court's confirmation of the arbitration award entered in favor of Mr. Hicks. In February 2007, the 10th Circuit Court of Appeals affirmed the district court's confirmation of the April 2005 award entered in favor of Mr. Hicks. This award has not been paid to Mr. Hicks.

The hearing on the remaining matters in the arbitration was held in February and March 2006. The arbitrator who heard these claims died unexpectedly a few days after the arbitration hearing concluded. A new arbitrator was appointed, and the remaining matters were again heard by the new arbitrator in October 2006. Final briefings on the remaining matters in the arbitration were concluded in April 2007. In May 2007, the arbitrator entered an award in favor of Mr. Hicks in connection with his claims of defamation and outrageous conduct. For these claims, the arbitrator awarded Mr. Hicks compensatory damages from the collection agency parties totaling $950,000. The arbitrator also awarded Mr. Hicks punitive damages totaling $950,000 against Daniel C. Cadle, Buckeye Retirement Co., LLC, Ltd and The Cadle Company and $10,000 against William Shaulis, Buckeye Retirement Co., LLC, Ltd. and The Cadle Company. Additionally, the arbitrator awarded Mr. Hicks prejudgment interest in the approximate amount of $300,000. With respect to the collection agency parties' claims against Mr. Hicks, the arbitrator ruled in favor of Mr. Hicks. The arbitrator ruled against Mr. Hicks with respect to his abuse of process claim. In July 2008, the U.S. District Court confirmed the arbitrator's May 2007 order and subsequent final award in favor of Mr. Hicks, with the exception of the award of prejudgment interest. This award has not been paid to Mr. Hicks. We do not know what other actions the collection agency parties may take, when Mr. Hicks will be paid the awards, or when we may receive reimbursement for any or all of the indemnification expenses we have incurred and continue to incur in these matters.

On July 10, 2007, a U.S. District Court Judge entered an order precluding Daniel C. Cadle, one of the collection agency parties, from engaging in 13 acts that the arbitrator found to be outrageous. On July 20, 2007, a County Court Judge in Jefferson County, Colorado, entered a Permanent Civil Protection Order against Daniel C. Cadle. The Protection Order requires that Mr. Cadle stay at least 250 yards from Mr. Hicks, his residences and our headquarters. On July 26, 2007, Mr. Cadle appealed the Civil Protection Order entered by the County Court Judge in Jefferson County, Colorado, to the State District Court. On January 15, 2008, the State District Court affirmed the Civil Protection Order entered by the County Court. On December 2, 2008, the Colorado Supreme Court denied Mr. Cadle's request for further review. Thus, the Permanent Civil Protection Order remains in effect.

In July 2007, Mr. Hicks filed a motion for leave to file a second amended complaint and to refer claims to arbitration in which he alleged that certain of the collection agency parties, after the October 2006 arbitration hearing, continued to engage in conduct substantially similar to that upon which the arbitrator entered his compensatory and punitive damages order in May 2007. The collection agency parties opposed the relief sought by Mr. Hicks. On October 17, 2007, the court granted Mr. Hicks' motion for leave to file a second amended complaint. A supplemental complaint asserting claims for defamation and outrageous conduct against certain of the collection agency parties was filed on October 29, 2007, in accordance with the court's order. Those claims have been referred to arbitration. The claims Mr. Hicks asserts in the arbitration are for defamation and outrageous conduct against the collection agency parties. Mr. Hicks has filed motions to attempt to narrow the issues to be heard based upon the findings made by the arbitrator in his May 2007 ruling. The collection agency parties have raised claims against Mr. Hicks for abuse of process, "frivolous and spurious lawsuit" and "attorneys' fees." Mr. Hicks filed a motion to dismiss the counterclaims. All counterclaims have been dismissed voluntarily or by order of the Arbitrator, except the Buckeye Respondents' counterclaim for abuse of process. The arbitrator has set the matter for hearing commencing on August 10, 2009.

On October 7, 2008, the U.S. District Court entered judgment in favor of Mr. Hicks on both arbitration awards and certified the judgment as immediately appealable. The District Court reversed the Arbitrator's Award of prejudgment interest. On October 14, 2008, the Clerk of Courts entered judgment as follows: in favor Mr. Hicks and against The Cadle Company, Buckeye Retirement Co., LLC. Ltd., jointly and severally, in the amount of $415,587; against The Cadle Company, Buckeye Retirement Co., LLC. Ltd., and Daniel C. Cadle, jointly and severally, for compensatory and punitive damages in the amount of $1.7 million; and against The Cadle Company, Buckeye Retirement Co., LLC. Ltd., and William E. Shaulis, jointly and severally, for compensatory and punitive damages in the amount of $210,000; with post judgment interest accruing at the legal rate of 1.59%. The collection agency parties have appealed the judgment to the 10th Circuit Court of Appeals and Mr. Hicks has appealed the denial of his award of prejudgment interest. Briefing before the 10th Circuit is to be completed in May 2009.

On February 11, 2009, the U.S. District Court in Colorado permitted registration of the judgment in the Northern District of Ohio, where there are assets of the defendants. Mr. Hicks retained counsel in Ohio to collect on the judgment. On February 27, 2009, the collection agency parties posted a cash supersedeas bond in an amount exceeding $2.3 million with the U.S. District Court in Colorado. Should Mr. Hicks prevail in the appeal, he may collect the amounts due him from the bond.

Our Board of Directors initially agreed to indemnify Mr. Hicks in December 2004. The determination to indemnify Mr. Hicks was based on, among other things, the fact that the dispute related to Mr. Hicks' efforts and personal financial commitment to provide funds to us in December 1999, without which we likely would not have remained viable. Mr. Hicks has advised us that he intends to reimburse us for all indemnification expenses we have incurred and continue to incur, from the proceeds of any final awards paid to him, net of any income taxes payable by him resulting from the awards.

By a letter to our Board of Directors dated February 13, 2006, Daniel C. Cadle, made allegations directed at us, Mr. Hicks, the attorneys representing Mr. Hicks in the arbitration and the late arbitrator. The principal allegations appear to be that we, Mr. Hicks, and the attorneys conspired to enter into an illegal arrangement with an account officer of the bank whose loan was the initial subject of the arbitration, without the bank's knowledge, that enabled us to indirectly obtain funds from the bank and, in conspiracy with the late arbitrator, prevented the collection agency parties from reporting the alleged conduct to government authorities. Mr. Cadle threatened suit if he was not paid $10.3 million. We believe these allegations are absurd and completely without merit. To our knowledge, neither Mr. Cadle nor any of the other collection agency parties has sought to assert any such "claims" against us in the arbitration. We will vigorously contest any such litigation that may be brought against us by the collection agency parties.

In addition, in September and October 2006, our Board of Directors and our counsel received communications from counsel to Daniel C. Cadle demanding a review of the indemnification payments made by us on Mr. Hicks' behalf and raising certain other issues. In December 2006, Daniel C. Cadle filed a putative shareholder derivative complaint in the U.S. District Court for the District of Colorado against several of our current and former members of our Board of Directors, Mr. Hicks and our Chief Financial Officer (collectively, the "defendants"). Mr. Cadle alleged, among other items, that the defendants wasted and continued to waste corporate assets and opportunities by permitting the indemnification described above, that Mr. Hicks converted assets properly belonging to us and our stockholders to his own use and benefit by accepting the indemnification payments and that the defendants violated Colorado and Delaware state and federal law by concealing material information or making materially misleading statements in our quarterly and annual financial reports regarding these matters. Mr. Cadle sought a recovery to our company of the attorneys fees paid to indemnify Mr. Hicks, participatory damages to himself personally as well as any attorneys fees he incurred in this matter. Mr. Cadle also sought injunctive relief to prevent us from continuing to indemnify Mr. Hicks. In April 2007, the defendants filed a motion to dismiss the shareholder derivative complaint. The defendants' motion to dismiss the shareholder derivative complaint was granted by the U.S. District Court in June 2007, and the plaintiff appealed the dismissal of the complaint to the 10th Circuit Court of Appeals. In April 2008, the 10th Circuit Court of Appeals affirmed the dismissal of the shareholder derivative complaint. In June 2008, the U.S. District Court denied our motion for attorneys' fees in this case.

Gotham/Primarius Complaint

In March 2007, Gotham Holdings, LP, Primarius Partners LP, Primarius Offshore Partners LTD., Primarius Focus LP and Primarius China Fund LP (collectively, the "Plaintiffs") commenced an action in the United States District Court, Southern District of New York against us, MDB Capital Group ("MDB") and Essex Woodlands Health Ventures ("Essex"). The case relates to sales made by Essex in December 2005 and February 2006 of approximately 9.1 million shares of our common stock to a number of investors, including the Plaintiffs. These sales occurred under a registration statement that we initially filed with the Securities and Exchange Commission in May 2005. Essex engaged a broker, MDB, in connection with the sales. We did not receive any proceeds from these sales.

The Plaintiffs allege claims under Section 10(b) of the Exchange Act and Rule 10b-5, Section 12 of the Securities Act, fraud with respect to alleged material misrepresentations and/or omissions of material fact and negligent misrepresentation in connection with the Plaintiffs' purchase of our common stock. As they relate to us, the claims arise out of our SEC filings and presentations made by company management at the request of Essex, to Plaintiffs (or parties allegedly related to the Plaintiffs) in December 2005 and February 2006. Specifically, the claims relate to alleged misrepresentations by company management regarding the likelihood that an agreement we had with Hewitt Agreement would move to full implementation.

In July 2007, we filed a motion to dismiss the Gotham/Primarius complaint. The Plaintiffs responded by filing a first amended complaint in August 2007. In the first amended complaint, the Plaintiffs asserted the same four claims against us that they had made in the original complaint, and three new entities were added as plaintiffs (Willow Creek Capital Partners, LP, Willow Creek Capital Partners II, LP, and Willow Creek Offshore, Ltd.). We filed a motion to dismiss the first amended complaint in September 2007. In October 2007, the court granted our motion to dismiss the first amended complaint, with leave given to the Plaintiffs to file a second amended complaint.

In October 2007, the Plaintiffs filed a second amended complaint against us, which contained allegations that were substantially similar to those pled in the first amended complaint. We filed a motion to dismiss the second amended complaint in December 2007.

The court conducted oral argument on the motion to dismiss the second amended complaint in January 2008, at which time it denied our motion to dismiss the common law fraud and Section 10(b) claims, but deferred a decision on the Section 12 and negligent misrepresentation claims. In February 2008, the court issued an opinion dismissing the Section 12 claim, but maintaining the negligent misrepresentation claim because dismissal at that time was premature. We will have an opportunity to renew our argument once the court has decided which state's law applies.

In December 2008, Plaintiffs moved to file a third amended complaint. Following argument on the motion, the court granted the Plaintiffs leave to file an amended complaint. Plaintiffs filed the third amended complaint on February 17, 2009. The third amended complaint adds Kerry Hicks, our Chief Executive Officer, as a defendant and asserts claims against him for violation of Section 20(a) of the Exchange Act and for fraud. Aside from the addition of Mr. Hicks as defendant, the substantive allegations of the third amended complaint are the same as the second amended complaint.

We believe the claims against HealthGrades and Mr. Hicks are without merit and we intend to continue to vigorously defend this matter.

We are subject to other legal proceedings and claims that arise in the ordinary course of our business. In the opinion of management, these actions are unlikely to materially affect our financial position.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

Executive Officers of the Registrant

The following table sets forth certain information concerning the executive officers of the Company as of December 31, 2008. The executive officers are elected by our Board of Directors to serve for one year or until their successors are duly elected and qualified.

NAME	AGE	POSITION
Kerry R. Hicks	49	Chairman, President and Chief Executive Officer
David G. Hicks	50	Executive Vice President
Sarah Loughran	44	Executive Vice President
Allen Dodge	41	Executive Vice President, Chief Financial Officer, Secretary and Treasurer
Steve Wood	65	Executive Vice President

KERRY R. HICKS, one of our founders, has served as our Chief Executive Officer and one of our directors since our inception in 1995. He has served as Chairman of the Board since December 2004. He also served as our President from our inception until November 1999 and since March 2002.

DAVID G. HICKS has served as our Executive Vice President since November 1999. He was Senior Vice President of Information Technology from May 1999 to November 1999 and Vice President of Management Information Systems from March 1996 until May 1999.

SARAH LOUGHRAN has served us in several capacities since 1998, including as our Executive Vice President since July 2004 and Senior Vice President – Provider Services from December 2001 to July 2004. Effective March 9, 2009 Ms. Loughran has resigned as Executive Vice President, and will continue employment with us as Vice President – Product Development.

ALLEN DODGE has served as Executive Vice President since July 2006 and as Chief Financial Officer since May 2001. He was Senior Vice President – Finance from May 2001 to July 2006 and Vice President – Finance/Controller from March 2000 to May 2001. He also served as Corporate Controller from September 1997 to March 2000.

STEVE WOOD has served as Executive Vice President since July 2006. From January 2005 to June 2006, he served as Senior Vice President and General Manager – Healthcare Division of J.D. Power and Associates and from February 2001 to December 2004 as Executive Director – Healthcare Division of J.D. Power and Associates.

Kerry R. Hicks and David G. Hicks are brothers.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is traded on the Nasdaq Global Select Market under the symbol "HGRD". The following table sets forth for the indicated periods the high and low sales prices for our common stock as reported on the Nasdaq Global Select Market (since May 9, 2007) and the Nasdaq Capital Market (through May 8, 2007).

	HIGH	LOW
Year Ended December 31, 2007		
First Quarter	$ 6.42	$ 4.40
Second Quarter	6.97	5.30
Third Quarter	6.72	4.45
Fourth Quarter	6.84	4.35
Year Ended December 31, 2008		
First Quarter	$ 6.13	$ 5.00
Second Quarter	5.80	4.29
Third Quarter	4.54	2.81
Fourth Quarter	3.10	1.16

Holders of Record

As of February 23, 2009, there were approximately 164 shareholders of record of our common stock, and the closing price of our common stock was $2.31 per share as reported by the Nasdaq Global Select Market. Because many of our shares of common stock are held by brokers and other institutional investors on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividend Policy

We have never paid or declared any cash dividends and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain any future earnings for use in our business.

Performance Graph

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") or incorporated by reference into any filing of HealthGrades under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by the specific reference in such filing.

This graph assumes an investment of $100 in our common stock, the Nasdaq Stock Market (US) and the Nasdaq Computer & Data Processing Index on December 31, 2003, and covers the period from December 31, 2003 through December 31, 2008 and dividend reinvestment has been assumed. We have never paid dividends on our common stock and have no present plans to do so. Such returns are based on historical results and are not intended to suggest future performance.



Health Grades, Inc.
NASDAQ Stock Market (US)
NASDAQ Computer & Data Processing Index
Dollars
1200
1000
800
600
400
200
0
12/31/2003
12/31/2004
12/30/2005
12/29/2006
12/31/2007
12/31/2008

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

	12/31/03	12/31/04	12/30/05	12/29/06	12/31/07	12/31/08
Health Grades, Inc.	$100.00 ($0.60*)	$483.33 ($2.90*)	$1,053.33 ($6.32*)	$748.33 ($4.49*)	$991.67 ($5.95*)	$343.33 ($2.06*)
Nasdaq Stock Market (US)	$100.00	$108.84	$111.16	$122.11	$132.42	$63.80
Nasdaq Computer & Data Processing Index	$100.00	$110.23	$113.97	$127.96	$156.36	$90.00

** Health Grades, Inc. closing share price as of respective year-end date*

Purchases of Equity Securities by the Issuer

On June 22, 2006, our Board of Directors authorized the repurchase of up to 3,000,000 shares of our common stock under a stock repurchase program that does not have an expiration date and may be limited or terminated at any time without prior notice. On March 19, 2008, our Board of Directors approved an increase of an additional 500,000 shares to be repurchased under the current repurchase program. On July 22, 2008, our Board of Directors increased the stock repurchase authorization from 3,500,000 shares to 5,000,000 shares. Under the repurchase program, purchases may be made at management's discretion from time to time at prevailing prices, subject to certain restrictions on volume, pricing and timing. During the year ended December 31, 2008, we repurchased 2,426,203 shares of our common stock recorded as treasury stock, at an average purchase price per share of $4.37, for an aggregate cost of $10,706,899, which includes commissions and fees of $95,895. From the inception of the repurchase program through December 31, 2008, we have repurchased 4,242,202 shares of our common stock recorded as treasury stock at an average purchase price per share of $4.61, for an aggregate cost of $19,572,461, which includes commissions and fees of $169,936.

The following chart provides information regarding common stock purchases by us for the three months ended December 31, 2008.

Period	Total Number of Shares Purchased[(1)]	Average Price Paid per Share[(2)]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs
October 1, 2008 through October 31, 2008	257,499	$ 2.40	254,169	917,459
November 1, 2008 through November 30, 2008	104,010	1.90	103,940	813,519
December 1, 2008 through December 31, 2008	56,182	1.47	55,721	757,798
Total	417,691	$ 2.15	413,830	757,798

(1) Includes shares purchased from employees to cover payroll taxes associated with vesting of restricted stock awards.
(2) Average price paid per share excludes commissions and service charges.

Item 6. Selected Financial Data

Statement of Operations Data

	Year Ended December 31,				
	2008	2007	2006	2005	2004
Ratings and advisory revenue	$ 39,663,384	$ 32,741,610	$ 27,764,021	$ 20,794,173	$ 14,536,304
Income from operations	6,685,521	9,198,853[(1)]	4,817,122	3,942,424	1,760,600
Net income	$ 4,690,769	$ 6,748,171[(2)]	$ 3,181,510	$ 4,139,853[(4)]	$ 1,782,143
Net income per common share (basic)	$ 0.17	$ 0.24[(3)]	$ 0.11	$ 0.15	$ 0.07
Weighted average number of common shares used in computation (basic)	26,963,824	28,621,171	28,432,185	27,039,057	25,058,173
Net income per common share (diluted)	$ 0.15	$ 0.20[(3)]	$ 0.09	$ 0.12	$ 0.05
Weighted average number of common shares and common share equivalents used in computation (diluted)	31,431,811	33,703,558	33,628,330	34,833,521	33,031,087

(1) Income from operations for the year ended December 31, 2007 includes approximately $4.3 million of the arbitration award from Hewitt.
(2) Net income for the year ended December 31, 2007 includes the arbitration award from Hewitt in the amount of approximately $2.8 million, net of tax.
(3) Net income per common share basic and diluted for the year ended December 31, 2007 includes approximately $0.10 and $0.08 attributed to the Hewitt award, respectively.
(4) Net income for the year ended December 31, 2005 includes a $1.5 million reversal of the valuation allowance for deferred tax assets previously reflected in our financial statements. The valuation allowance resulted from uncertainty regarding our ability to realize the benefits of the related deferred tax assets.

Balance Sheet Data

	DECEMBER 31, 2008	DECEMBER 31, 2007	DECEMBER 31, 2006	DECEMBER 31, 2005	DECEMBER 31, 2004
Working capital (deficit)	$ (2,059,954) [1]	$ 10,222,065	$ 7,027,821	$ 5,024,057	$ 96,190
Total assets	35,085,170	36,935,329	31,019,585	23,844,473	12,931,127
Total long-term debt	984	2,387	3,863	5,254	--

(1) Deficit results from use of cash in stock repurchase activity.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

In evaluating our financial results and financial condition, management has focused principally on the following:

Revenue Growth and Client Retention – We believe revenue growth and client retention are key factors affecting both our results of operations and our cash flow from operations. For the year ended December 31, 2008, our increased rating and advisory revenues as compared to the same period of 2007 reflected our success in several product areas. We continued adding new hospital customers to our Strategic Quality Partnership ("SQP"), Strategic Quality Initiative ("SQI") and Clinical Excellence Research & Consulting Group ("QA" and "QAI") programs. In addition, during the year ended December 31, 2008, we continued to generate revenue from our first contract with a hospital system (Tenet HealthSystem) for our Connecting Point program (formerly, Internet Patient Acquisition), which we signed in April 2006.

For the year ended December 31, 2008, we continued to increase our efforts to deploy an advertising/sponsorship platform including recommendations on design of the website to optimize ad placement and identification of an ad server partner, among other things. In October 2008, we completed our acquisition of certain operating assets of Adviware, which increases our on-line presence by adding the websites www.WrongDiagnosis.com and www.CureResearch.com to our healthcare properties.

As our base of hospital clients grows, one of our principal objectives is to achieve a high rate of retention of these clients. We typically receive a non-refundable payment for the first year of the contract term, which is typically three years, subject to a cancellation right that may be exercised by either the client or us on each annual anniversary date of contract execution. Because we typically receive payment in advance for each year of the term of these agreements, if we cannot continue to attract new hospital clients and retain a significant portion of our current clients, our cash flow from operations could be adversely affected. In an effort to increase retention rates, we have begun to execute three-year contracts with no right of cancellation until the second anniversary. Currently these two-year fixed agreements do not represent a significant number of our contracts with hospitals. An obstacle to maintaining high retention rates for our SQP and SQI clients is that clients may have lost their high ratings on or before any given contract anniversary date. In addition, for our contracts with hospitals that have also been awarded an overall hospital designation, such as our DHA-CE, we have found that in many cases, the hospitals terminate their contract with us if they lose the overall hospital designation. For example, hospitals that contract with us for the SQP program typically have been awarded our DHA-CE. In addition, the contracts give hospitals the ability to utilize any additional marketing messages they have for our individual service lines with us. However, if the hospital does not achieve the DHA-CE in each year of its agreement, it may not place as much value on the individual service line messages and, therefore, may terminate its agreement with us. We have continued to enhance the services provided in our agreements as well as add service line awards that are designed to increase our ability to retain these clients.

For the year ended December 31, 2008, we retained, or signed new agreements with, hospitals representing approximately 80% of the annual contract value of hospitals whose contracts had first or second year anniversary dates compared to approximately 70% for the year ended December 31, 2007. In general, our rate of re-signing expired contracts is lower, especially with respect to our quality improvement clients, than our retention rate with respect to contracts that have a cancellation option on the first or second anniversary dates. Some of our quality improvement clients view a three-year term as the culmination of their improvement efforts rather than a starting point. The increase in our contract prices over the last several years has caused some hospitals to decline renewal as well. Because we give our clients a fixed annual contract price during their three-year term, our price points for renewals may have increased significantly since the beginning of the contract.

Critical Accounting Estimates

In preparing our financial statements, management is required to make estimates and assumptions that, among other things, affect the reported amounts of assets, revenues and expenses. These estimates and assumptions are most significant where they involve levels of subjectivity and judgment necessary to account for highly uncertain matters or matters susceptible to change, and where they can have a material impact on our financial condition and operating performance. We discuss below the most significant estimates and related assumptions used in the preparation of our financial statements, specifically those relating to our stock-based compensation.

We account for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123(revised), *Share-Based Payment* ("SFAS 123(R)"). Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. Determining the fair value of share-based awards at the grant date requires judgment, including estimating expected volatility. In addition, judgment is also required in estimating the amount of share-based awards that are expected to be forfeited.

If actual results were to differ significantly from the estimates made, the reported results could be materially affected. Compensation cost we recognized under the fair value recognition provisions of SFAS 123(R) is recorded in the respective income statement categories based on the offered employees (e.g. sales and marketing, product development).

REVENUE AND EXPENSE COMPONENTS

The following descriptions of the components of revenues and expenses apply to the comparison of results of operations.

Ratings and advisory revenue. We currently operate in one business segment. We provide proprietary, objective healthcare provider ratings and advisory services to our clients. We generate revenue by providing our clients with information and other assistance that enable them to measure, assess, enhance and market healthcare quality. Our target clients include hospitals, employers, benefits consulting firms, payers, insurance companies and consumers. We typically receive a non-refundable payment at the beginning of each year of the contract term (which is typically three years, subject to a cancellation right by either the client or us, on each annual anniversary date, with certain exceptions). We record the cash payment as deferred revenue that is then amortized to revenue on a straight-line basis over the respective year of the term. Certain of our products represent a one-time delivery of data. For these arrangements, we recognize revenue at the time that the data is delivered.

Cost of ratings and advisory revenue. Cost of ratings and advisory revenue consists primarily of the costs associated with the delivery of services related to our SQI, SQP and QAI programs, as well as the costs incurred to acquire the data utilized in connection with these and other services such as our Health Management Suite of products. The cost of delivery of services relates primarily to the client consultants and support staff that provide our services.

Sales and marketing costs. Sales and marketing costs include salaries, wages and commission expenses related to our sales efforts, as well as other direct sales and marketing costs. For our SQP, SQI and QAI agreements, we pay our sales personnel commissions as we receive payment from our hospital clients. We typically receive a non-refundable payment for the first year (and subsequent years on each anniversary date) of the three-year contract term. In addition, we record the commission expense in the period it is earned, which is typically upon contract execution for the first year of the agreement and on each anniversary date for clients that do not cancel in the second or third year of the contract term. We record the commission expense in this manner because once a contract is signed, the salesperson has no remaining obligations to perform during the agreement in order to earn the commission.

Product development costs. We incur product development costs related to the development and support of our website and the development of applications to support data compilation and extraction for our consulting services. These costs are expensed as incurred unless the criteria for capitalization under American Institute of Certified Public Accountants Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use* ("SOP 98-1") are met.

General and administrative expenses. General and administrative expenses consist primarily of salaries, employee benefits and other expenses for employees that support our infrastructure such as finance and accounting personnel, certain information technology employees and some of our support staff, facility costs, legal, accounting and other professional fees and insurance costs.

RESULTS OF OPERATIONS

Ratings and Advisory Revenue Overview

Product Area	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
Provider Services	$ 29,261,442	$ 25,130,997	$ 20,068,557
Internet Business Group	8,392,948	6,132,250	5,099,838
Strategic Health Solutions	2,008,994	1,478,363	2,595,626
Total	$ 39,663,384	$ 32,741,610	$ 27,764,021

YEAR ENDED DECEMBER 31, 2008 COMPARED TO YEAR ENDED DECEMBER 31, 2007

Ratings and advisory revenue. Total ratings and advisory revenue for the year ended December 31, 2008 increased 21% to approximately $39.7 million from $32.7 million for the year ended December 31, 2007 as a result of strong growth from Provider Services and Internet Business Group. Sales of our suite of marketing and quality assessment and improvement products to hospitals were the principal reason for this increase. For the years ended December 31, 2008 and 2007, approximately 62% and 66%, respectively, of our ratings and advisory revenue was derived from our marketing services to hospitals. Revenues from our marketing services to hospitals increased by approximately $3.1 million to $24.6 million for the year ended December 31, 2008. This increase is principally due to the addition of new clients, as well as our continued success selling additional services to existing hospitals. For 2008, sales of additional services to existing hospitals accounted for nearly 34% of total new contracted sales. Approximately 21% and 19% of our ratings and advisory revenue was derived from sales of our quality reports to consumers, Connecting Point program and website advertising and sponsorship revenue for the years ended December 31, 2008 and 2007, respectively. Approximately 11% and 10% of our ratings and advisory revenue was derived from the sale of our quality improvement services to hospitals for the years ended December 31, 2008 and 2007, respectively. Finally, sales of our quality information to employers, benefits consulting firms, and health plans accounted for approximately 5% of our ratings and advisory revenue for 2008 and 2007.

Provider Services. For the year ended December 31, 2008, Provider Services revenue, which principally includes sales of hospital marketing products and quality improvement products, was approximately $29.3 million, an increase of $4.1 million, or 16% over the year ended December 31, 2007. This increase principally reflects sales of our marketing products to new hospital clients and increased sales to existing clients. For 2008, nearly 34% of all our new sales in our Provider Services area were to existing clients. For the years ended December 31, 2008 and 2007, we retained, or signed new contracts representing approximately 80% and 70%, respectively, of the annual contract value of hospitals whose contracts had first or second year anniversary dates.

Internet Business Group. For the year ended December 31, 2008, Internet Business Group revenue, which includes the sale of our quality reports to consumers, revenue from our Connecting Point program (formerly, Internet Patient Acquisition) and website advertising and sponsorship revenue, was approximately $8.4 million, an increase of $2.3 million, or 37% over the year ended December 31, 2007. This increase in revenue was principally due to our Connecting Point agreement with Fresenius Medical Care North America signed in June 2008. The Company's internet and sponsorship revenue increased in part due to the acquisition of certain operating assets of Adviware in October 2008. Also contributing to the increase in internet and sponsorship revenue was a full year of advertising revenue on www.healthgrades.com, as compared to revenues only in the second half of 2007. These increases were partially offset by a slight decrease in sales of quality reports to consumers.

Strategic Health Solutions. For the year ended December 31, 2008, Strategic Health Solutions revenue, which includes sales of our quality information to employers, benefit consultants, health plans and others and sales of our data, was approximately $2.0 million, an increase of $0.5 million, or 36% over the year ended December 31, 2007.

Cost of ratings and advisory revenue. For the years ended December 31, 2008 and 2007, cost of ratings and advisory revenue was approximately $6.8 million and $5.3 million, respectively, or approximately 17% and 16% of ratings and advisory revenue. The increase in cost of ratings and advisory revenue as a percentage of ratings and advisory revenue was due in part to an increase in the number of employees providing support services to our Provider Services products.

Other Revenue. Other revenue for the year ended December 31, 2007 primarily represents approximately $3.4 million of the $4.5 million total award granted to us by the panel of arbitrators with respect to our claims against Hewitt regarding an agreement between us and Hewitt that was entered into in July 2005. The panel's award was based upon the three-year minimum annual revenue guarantee to us under the Hewitt agreement. This guarantee was $3.0 million annually for 2007, 2008 and 2009. The panel reduced this amount by its estimate of expected costs of generating these revenues. After deriving a net revenue amount, the panel performed a present value calculation of the net revenue amount utilizing a discount rate of 15%.

Sales and marketing costs. Sales and marketing costs for the year ended December 31, 2008 increased to approximately $10.8 million from $9.1 million for the year ended December 31, 2007. As a percentage of sales, sales and marketing costs increased to 27% for the year ended December 31, 2008, compared to 25% for the year ended December 31, 2007. The increase in sales and marketing for the year ended December 31, 2008 is primarily due to the increase in commission expenses, which are recorded upon contract execution. In addition, sales and marketing costs increased to promote internet advertising, an advertising platform that we launched in the second half of 2007.

Product development costs. Product development costs for the year ended December 31, 2008 increased to approximately $7.3 million from $5.5 million for the year ended December 31, 2007. This increase is principally due to additional personnel hired to support our product development efforts, including both the improvement of existing products as well as the development of new product offerings. In particular, we added personnel to focus on advertising initiatives, as well as several projects that are in process with our search engine partners. In addition, we continue to invest in the improvement of our physician data. The physician data we maintain relates to over 750,000 physicians. This data does not identify physicians by a unique physician identifier (such as a social security number for an individual). Therefore, in order to properly match the various data points that we maintain to the appropriate physician, we must conduct a robust matching process. We continue to acquire new physician data and refine our matching process to improve the accuracy of our data.

General and administrative expenses. For the year ended December 31, 2008, general and administrative expenses were approximately $8.1 million, an increase of approximately $1.1 million from general and administrative expenses of approximately $7.0 million for the year ended December 31, 2007. Included as a reduction in general and administrative expenses for the year ended December 31, 2007 is approximately $0.9 million in legal fees awarded to us by the panel of arbitrators in the Hewitt arbitration that was recorded as a reduction to expenses.

Interest expense. For the year ended December 31, 2008, we incurred interest expense of approximately $2,700 with respect to interest paid on capital lease obligations for the security system lease at our facility in Golden and other items.

Interest income. We maintain cash in an overnight investment account that includes short-term U.S. government obligations with maturities not exceeding three months and investments in a short-term investment account that includes U.S. government and government agency debt securities with original maturities not exceeding three months. As of December 31, 2008, our total investment in these accounts totaled to approximately $9.8 million. This amount is included within the cash and cash equivalents line item of our balance sheet. For the year ended December 31, 2008, interest earned on this account was approximately $0.4 million. Interest income in 2008 decreased by approximately $0.9 million or 68% from the year ended December 31, 2007 principally due to lower cash balances and lower investment yields resulting from a decrease in market interest rates earned on invested cash. Also included in interest income for the year ended December 31, 2007 is approximately $0.2 million from the Hewitt arbitration award. Any further decrease in interest rates in either of these investment accounts would not have a material impact on our financial position.

YEAR ENDED DECEMBER 31, 2007 COMPARED TO YEAR ENDED DECEMBER 31, 2006

Ratings and advisory revenue. Total ratings and advisory revenue for the year ended December 31, 2007 increased 18% to approximately $32.7 million from $27.8 million for the year ended December 31, 2006 as a result of strong growth from Provider Services. Sales of our suite of marketing and quality assessment and improvement products to hospitals were the principal reason for this increase. For the year ended December 31, 2007 and 2006, approximately 66% and 61%, respectively, of our ratings and advisory revenue was derived from our marketing services to hospitals. Revenues from our marketing services to hospitals increased by approximately $4.5 million to $21.5 million for the year ended December 31, 2007. This increase is principally due to the addition of new clients, as well as our continued success selling additional services to existing hospitals. For 2007, sales of additional services to existing hospitals accounted for nearly 24% of total new contracted sales. Approximately 18% of our ratings and advisory revenue was derived from sales of our quality reports to consumers and our Connection Point program for the years ended December 31, 2007 and 2006. Approximately 10% of our ratings and advisory revenue was derived from the sale of our quality improvement services to hospitals for the years ended December 31, 2007 and 2006. Finally, sales of our quality information to employers, benefits consulting firms, and health plans accounted for approximately 5% of our ratings and advisory revenue for 2007 compared to 9% for the same period of 2006.

Provider Services. For the year ended December 31, 2007, Provider Services revenue was approximately $25.1 million, an increase of $5.1 million, or 25% over the year ended December 31, 2006. This increase principally reflects sales of our marketing products to new hospital clients and increased sales to existing clients. For 2007, nearly 24% of all our new sales in our Provider Services area were to existing hospitals. For the years ended December 31, 2007 and 2006, we retained, or signed new contracts representing approximately 70% and 75%, respectively, of the annual contract value of hospitals whose contracts had first or second year anniversary dates.

Internet Business Group. For the year ended December 31, 2007, Internet Business Group revenue was approximately $6.1 million, an increase of $1.0 million, or 20% over the year ended December 31, 2006. This increase was due to an increase in revenue our Connecting Point product, which is primarily a result of our agreement with Tenet HealthSystem signed in the second quarter of 2006. In addition, the fourth quarter of 2007 includes some revenue from advertising while the fourth quarter of 2006 included no advertising revenue. These increases were partially offset by a slight decrease in sales of quality reports to consumers as we continued to make information free to them.

In 2007, the majority of our advertising revenue came from advertisements placed through the Google AdSense platform. During the second half of 2007, we began to place advertisements on our website and signed our first test advertising campaign with a pharmaceutical company. In addition, we implemented DoubleClick as our ad serving engine at the end of December 2007.

Strategic Health Solutions. For the year ended December 31, 2007, Strategic Health Solutions revenue was approximately $1.5 million, a decrease of $1.1 million, or 43% from the year ended December 31, 2006. Contributing to this decrease is the fact that the sales cycle for the sales of our quality information to employers, benefit consultants, health plans and others is very lengthy. In some cases, the time from initial contact to sales close can be as much as a year or more.

Cost of ratings and advisory revenue. For the years ended December 31, 2007 and 2006, cost of ratings and advisory revenue was approximately $5.3 million and $4.6 million, respectively, or approximately 16% and 17% of ratings and advisory revenue. The decrease in cost of ratings and advisory revenue as a percentage of ratings and advisory revenue was due in part to the slight decrease in our cost to acquire data. In addition, sales consultant costs remained relatively consistent while ratings and advisory revenue increased.

Other Revenue. Other revenue for the year ended December 31, 2007 primarily represents approximately $3.4 million of the $4.5 million total award granted to us by the panel of arbitrators with respect to our claims against Hewitt.

Sales and marketing costs. Sales and marketing costs for the year ended December 31, 2007 increased to approximately $9.1 million from $8.4 million for the year ended December 31, 2006. As a percentage of ratings and advisory revenue, sales and marketing costs were 28% and 30%, in 2007 and 2006, respectively. Sales and marketing costs were lower for the year ended December 31, 2007 compared to 2006, as a percentage of ratings and advisory revenue, mainly as a result of greater focusing our investments in product development costs.

Product development costs. Product development costs for the year ended December 31, 2007 increased to approximately $5.5 million from $3.5 million for the year ended December 31, 2006. This increase is principally due to additional personnel hired to support our product development efforts, including both the improvement of existing products as well as the development of new product offerings. In particular, we added personnel to focus on advertising initiatives, as well as several projects that are in process with our search engine partners. In addition, we continue to invest in the improvement of our physician data.

General and administrative expenses. For the year ended December 31, 2007, general and administrative expenses were approximately $7.0 million, an increase of approximately $0.6 million from general and administrative expenses of approximately $6.4 million for the year ended December 31, 2006. Included as a reduction in general and administrative expenses for the year ended December 31, 2007 is approximately $0.9 million in legal fees awarded to us by the panel of arbitrators in the Hewitt arbitration that was recorded as a reduction to expenses, offset by a net increase of approximately $1.5 million resulting primarily from increases in personnel costs.

Interest expense. For the year ended December 31, 2007, we incurred interest expense of approximately $1,800 with respect to interest paid on capital lease obligations for the security system lease at our facility in Golden and other items.

Interest income. We maintain cash in an overnight investment account that includes short-term U.S. government obligations with maturities not exceeding three months and investments in a short-term investment account that includes U.S. government and government agency debt securities with original maturities not exceeding three months. As of December 31, 2007, our total investment in these accounts totaled to approximately $22.5 million. This amount is included within the cash and cash equivalents line item of our balance sheet. For the year ended December 31, 2007, interest earned on this account was approximately $1.1 million. Also included in interest income is approximately $0.2 million from the Hewitt arbitration award. Interest income in 2007 compared to 2006 increased by approximately $0.6 million or 93% principally because cash flows increased significantly year over year.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2008, we had $11.3 million in cash and cash equivalents, a 52% decrease from the balance at December 31, 2007. The decrease is due to the acquisition of certain operating assets of Adviware for $6.7 million and stock repurchases of $10.7 million, offset by $6.4 million in cash flow from operations for the year ended December 31, 2008.

As of December 31, 2008, we had a working capital deficit of approximately $2.1 million, a decrease of $12.3 million from working capital of approximately $10.2 million as of December 31, 2007. Included in current liabilities as of December 31, 2008 is $19.7 million in deferred revenue, which principally represents contract payments for future marketing and quality improvement services to hospitals. These amounts will be reflected in revenue upon provision of the related services.

For the year ended December 31, 2008, cash provided by operations was approximately $6.4 million compared to cash provided by operations of approximately $12.3 million for the year ended December 31, 2007, a decrease of approximately $5.9 million, primarily due to the 2007 collection of $4.5 million from Hewitt. For the year ended December 31, 2008, we paid approximately $2.4 million in estimated income tax payments. Net cash flow used in investing activities was approximately $8.5 million for the year ended December 31, 2008, compared to approximately $0.8 million for the year ended December 31, 2007, an increase of cash used of approximately $7.8 million. During the years ended December 31, 2008 and 2007, we incurred approximately $1.9 million and $0.8 million, respectively, in capital expenditures. The majority of these expenditures were principally for the purchase and development of computer hardware and software. For the year ended December 31, 2008, included in cash used in investing activities is approximately $6.7 million related to our acquisition of certain operating assets of Adviware. Net cash flow used in financing activities was approximately $9.9 million and $4.2 million for the years ended December 31, 2008 and 2007, respectively. Included in cash flow used in financing activities for the years ended December 31, 2008 and 2007 is approximately $10.9 million and $5.6 million, respectively, in purchases of treasury stock that were primarily made under our stock repurchase program.

Since June 22, 2006 and through December 31, 2008, under a stock repurchase program approved by our board of directors, we have repurchased 4,242,202 shares of our common stock for an aggregate purchase price of $19,572,461, which includes commissions and fees of $169,936.

We had a $1.0 million line of credit arrangement with Silicon Valley Bank that expired in February 2006. We did not renew the arrangement, although we have available a standby letter of credit drawn on the bank in the amount of approximately $170,000, which was provided in January 2005 in connection with our entry into a lease for our office in Golden, Colorado. This standby letter of credit is secured by the cash and cash equivalents we maintain with Silicon Valley Bank. We currently have no other credit arrangements.

During the year ended December 31, 2008, the number of our common shares issued increased by 1,272,034 shares due to the exercise of stock options. We received approximately $597,000 in cash from the exercise of these stock options. As of December 31, 2008, we have outstanding options to purchase approximately 4.6 million shares of our common stock, at a weighted average exercise price of $0.41 per share. Therefore, we anticipate that additional options will be exercised. We also record restricted stock awards ("RSAs") as common stock issued and outstanding upon grant of the award. During the restriction period, a grantee may not sell, assign, transfer, pledge or otherwise dispose of the award, but has the right to vote and some RSA holders have the right to receive any dividends or other distributions paid on such shares. For the year ended December 31, 2008, our common shares issued increased by 576,781 shares due to the grants of RSAs.

We anticipate that we have sufficient funds available to support ongoing operations at their current level. As noted above, upon execution of our SQI, SQP and QAI agreements, we typically receive a non-refundable payment for the first year of the contract term (which is typically three years, subject to a cancellation right that may be exercised by either the client or us on each annual anniversary date, with certain exceptions). We record the cash payment as deferred revenue, which is a current liability on our balance sheet that is then amortized to revenue on a straight-line basis over the first year of the term. Annual renewal payments, which are made in advance of the year to which the payment relates, are treated in the same manner during each of the following two years. As a result, our operating cash flow is substantially dependent upon our ability to continue to sign new agreements, and to continue to maintain a high rate of client retention. Our current operating plan includes growth in new sales from these agreements. A significant failure to achieve sales targets in the plan would have a material negative impact on our financial position and cash flow.

The following table sets forth our contractual obligations as of December 31, 2008:

	Payments Due by Period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations					
Capital Lease Obligations	$ 3,400	$ 2,400	$ 1,000	$ --	$ --
Operating Lease Obligations	2,537,767	992,351	1,545,416	--	--
Employee Contracts	1,180,756	593,791	586,965	--	--
Purchase Obligations	477,960	435,460	42,500	--	--
Total	$ 4,199,883	$ 2,024,002	$ 2,175,881	$ --	$ --

Operating lease obligations relate principally to our office space lease. Employee contracts include obligations for employment agreements that provide two executives with minimum base pay, annual incentive awards and other fringe benefits. Purchase obligations include certain licensing and contractual agreements with various parties to access and use data from these parties for the purpose of providing various health information and resources on our websites.

DISCLOSURES ABOUT EFFECTS OF TRANSACTIONS WITH RELATED AND CERTAIN OTHER PARTIES

On August 13, 2007, we entered into a Consulting Services Agreement, subsequently amended on August 26, 2007, with OmniMedix

Institute, a nonprofit corporation dedicated to improving quality, efficiency and equity of health care by fostering the proliferation and use of patient-centric health information technologies. The Chairman and Chief Executive Officer of OmniMedix Institute is J.D. Kleinke, a former member of our Board of Directors. Mr. Kleinke resigned from our Board effective March 7, 2008. The Consulting Services Agreement involves the development of a web-based pharmaceutical ratings survey instrument and reporting application for deployment and operation on our website. The aggregate monetary value of the Consulting Services Agreement is $157,000 which was payable over the term of the agreement. For the years ended December 31, 2008 and 2007, we paid $100,611 and $62,500, respectively, pursuant to the Consulting Services Agreement all of which is capitalized on our balance sheet within the financial statement line "Property and equipment, net". All obligations under the Consulting Services Agreement have been satisfied as of December 31, 2008. No related party expense is included in the consolidated statements of income for the years ended December 31, 2008, 2007 or 2006.

NEW ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Pronouncements

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement 115* ("SFAS 159"). SFAS 159 allows entities to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis under the fair value option. SFAS 159 became effective for us on January 1, 2008. The effect of adoption is required to be accounted for as a cumulative effect adjustment recorded to the beginning balance of retained earnings. The adoption of SFAS 159 did not have a material impact on our financial position, cash flows or results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurement* ("SFAS 157"). SFAS 157 provides guidance for using fair value to measure assets and liabilities. The provisions of SFAS 157 are to be applied prospectively as of the beginning of the fiscal year in which SFAS 157 is initially applied. Only under certain circumstances is SFAS 157 to be applied retrospectively, in which case a cumulative-effect adjustment to the opening balance of retained earnings is required for the difference between the carrying amounts and the fair values of those financial instruments at the date SFAS 157 is initially applied. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value to any new circumstances. SFAS 157 became effective for us January 1, 2008. On January 1, 2009, SFAS 157 will also apply to non-financial assets and non-financial liabilities. The adoption of SFAS 157 for financial assets and financial liabilities did not have a material impact on our financial position, cash flows or results of operations. FASB Staff Position SFAS 157-2, *Effective Date FASB Statement No. 157* ("FSP FAS 157-2") delays the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). We do not expect the application of FSP FAS 157-2 will have a material impact on our financial position, cash flows or results of operations.

Recently Issued Accounting Pronouncements Not Yet Adopted

In June 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities* ("FSP EITF 03-6-1"). FSP EITF 03-6-1 concludes that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are participating securities and must be included in the computation of basic earnings per share using the two-class method. FSP EITF 03-6-1 is effective for us beginning January 1, 2009 and is to be applied on a retrospective basis to all periods presented. We do not expect the application of FSP EITF 03-6-1 will have a material impact on our financial position, cash flows or results of operations.

In May 2008, the FASB issued Statement of Financial Accounting Standard No. 162, *The Hierarchy of Generally Accepted Accounting Principles* ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements that are presented in conformity with GAAP for nongovernmental entities. SFAS 162 was issued to include the GAAP hierarchy in the accounting literature established by the FASB. SFAS 162 will be effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of Presented Fairly in Conformity With Generally Accepted Accounting Principles.* We do not expect the application of SFAS 162 will have a material impact on our financial position, cash flows or results of operations.

In April 2008, the FASB issued FSP FAS No. 142-3, *Determination of the Useful Life of Intangible Assets* ("FSP FAS 142-3"). FSP FAS 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). The intent of FSP FAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other GAAP measures. FSP FAS 142-3 is effective for us beginning January 1, 2009. Early adoption is prohibited. We do not expect the application of FSP FAS 142-3 will have a material impact on our financial position, cash flows or results of operations.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), *Business Combinations* ("SFAS 141(R)"). SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This statement is effective for us beginning January 1, 2009. We do not expect the application of SFAS 141(R) will have a material impact on our financial position, cash flows or results of operations.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, *Noncontrolling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51* ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interest of the parent and the interests of the noncontrolling owners. This statement is effective for us beginning January 1, 2009. We do not expect the application of SFAS 160 will have a material impact on our financial position, cash flows or results of operations.

There were no other new accounting pronouncements issued during the year ended December 31, 2008 that had a material impact or are anticipated to have a material impact on our financial position, operating results or disclosures.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The primary objective of our investment activities is to preserve principal, maintain substantial liquidity and to achieve an acceptable rate of return. This objective is accomplished by adherence to our investment policy, which establishes guidelines of eligible types of securities and credit requirements for each investment.

Changes in prevailing interest rates will cause the market value of our investments to fluctuate. To minimize this risk, we maintain cash in an overnight investment account that includes short-term U.S. government obligations with maturities not exceeding three months and investments in a short-term investment account that includes U.S. government and government agency debt securities with original maturities not exceeding three months. As of December 31, 2008, our total investment in these accounts amounted to approximately $9.8 million. This amount is included in the cash and cash equivalents on our balance sheet. For the year ended December 31, 2008, interest earned on these accounts was approximately $0.4 million.

We have not utilized derivative financial instruments in our investment portfolio and are not subject to interest rate risks on any borrowings.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

HEALTH GRADES, INC.:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Health Grades, Inc.

We have audited the accompanying consolidated balance sheets of Health Grades, Inc. (a Delaware corporation) and subsidiary (collectively, the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. Our audits of the basic consolidated financial statements included the financial statement schedule listed in the index appearing under Item 15(a)(2). These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 16, 2009 expressed an unqualified opinion.

/s/ GRANT THORNTON LLP

Denver, Colorado
March 16, 2009

Health Grades, Inc. and Subsidiary

Consolidated Balance Sheets

	DECEMBER 31, 2008	DECEMBER 31, 2007
ASSETS		
Cash and cash equivalents	$ 11,327,741	$ 23,369,368
Accounts receivable, net	9,563,163	6,935,341
Prepaid income taxes	12,603	--
Prepaid expenses and other current assets	1,087,914	836,222
Total current assets	21,991,421	31,140,931
Property and equipment, net	2,451,210	1,641,456
Intangible assets, net	854,613	357,128
Goodwill	9,104,060	3,106,181
Deferred income taxes	683,866	689,633
Total assets	$ 35,085,170	$ 36,935,329
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 224,252	$ .32[illegible]
Accrued payroll, incentive compensation and related expenses	3,352,294	2,222,970
Accrued expenses	629,359	432,928
Current portion of capital lease obligations	1,898	1,476
Current portion of deferred rent	--	68,544
Deferred revenue	19,713,079	17,739,152
Deferred income taxes	130,493	113,914
Income taxes payable	--	13,843
Total current liabilities	24,051,375	20,918,866
Long-term portion of capital lease obligations	984	2,387
Long-term portion of deferred rent	309,131	229,321
Total liabilities	24,361,490	21,150,574
Commitments and contingencies		
Minority interest	--	248,011
Stockholders' equity:		
Preferred stock, $0.001 par value, 2,000,000 shares authorized, no shares issued or outstanding	--	--
Common stock, $0.001 par value, 100,000,000 shares authorized, and 52,744,438 and 50,895,623 shares issued as of December 31, 2008 and 2007, respectively	52,743	50,895
Additional paid-in capital	98,242,403	96,860,004
Accumulated deficit	(54,026,164)	(58,716,933)
Treasury stock, 23,982,694 and 21,424,236 shares as of December 31, 2008 and 2007, respectively	(33,545,302)	(22,657,222)
Total stockholders' equity	10,723,680	15,536,744
Total liabilities and stockholders' equity	$ 35,085,170	$ 36,935,329

See accompanying notes to consolidated financial statements.

Health Grades, Inc. and Subsidiary

Consolidated Statements of Income

Years ended December 31,

	2008	2007	2006
Revenue:			
Ratings and advisory revenue	$ 39,663,384	$ 32,741,610	$ 27,764,021
Other	24,952	3,425,465	6,231
	39,688,336	36,167,075	27,770,252
Cost of revenue:			
Cost of ratings and advisory revenue	6,759,233	5,323,672	4,593,310
Gross margin	32,929,103	30,843,403	23,176,942
Operating expenses:			
Sales and marketing	10,845,768	9,147,911	8,423,777
Product development	7,279,283	5,491,725	3,547,335
General and administrative	8,118,531	7,004,914	6,388,708
Income from operations	6,685,521	9,198,853	4,817,122
Other:			
Other	--	--	(43)
Interest income	429,757	1,330,903	689,230
Interest expense	(2,912)	(1,771)	(387)
Minority interest	304,004	327,835	--
Income before income taxes	7,416,370	10,855,820	5,505,922
Income tax expense	2,725,601	4,107,649	2,324,412
Net income	$ 4,690,769	$ 6,748,171	$ 3,181,510
Net income per common share (basic)	$ 0.17	$ 0.24	$ 0.11
Weighted-average number of common shares used in computation (basic)	26,963,824	28,621,171	28,432,185
Net income per common share (diluted)	$ 0.15	$ 0.20	$ 0.09
Weighted-average number of common shares used in computation (diluted)	31,431,811	33,703,558	33,628,330

See accompanying notes to consolidated financial statements.

Health Grades, Inc. and Subsidiary

Consolidated Statements of Stockholders' Equity
Years ended
December 31, 2008, 2007 and 2006

	COMMON STOCK $0.001 PAR VALUE		ADDITIONAL PAID-IN	ACCUMULATED	TREASURY	
	SHARES	AMOUNT	CAPITAL	DEFICIT	STOCK	TOTAL
Balance at January 1, 2006	47,674,779	$ 47,674	$ 91,984,099	$ (68,646,614)	$ (13,767,580)	$ 9,617,579
Stock based compensation expense – employee	--	--	726,421	--	--	726,421
Stock based compensation expense – non-employee	--	--	14,396	--	--	14,396
Employee stock option exercise	1,100,578	1,101	432,550	--		433,651
Tax benefit from exercise of stock options	--	--	1,446,567	--		1,446,567
758,520 shares repurchased	--	--	--	--	(3,277,076)	(3,277,076)
Net income	--	--	--	3,181,510	--	3,181,510
Balance at December 31, 2006	48,775,357	48,775	94,604,033	(65,465,104)	(17,044,656)	12,143,048
Stock based compensation expense – employee	--	--	961,715	--	--	961,715
Employee stock option exercise	704,184	704	568,921	--	--	569,625
Restricted stock awards	1,416,082	1,416	(1,416)	--	--	--
Tax benefit from exercise of stock options	--	--	898,597	--	--	898,597
1,102,326 shares repurchased	--	--	--	--	(5,612,566)	(5,612,566)
SAB 51 capital reallocation adjustment for investment in majority-owned subsidiary	--	--	(171,846)	--	--	(171,846)
Net income	--	--	--	6,748,171	--	6,748,171
Balance at December 31, 2007	50,895,623	50,895	96,860,004	(58,716,933)	(22,657,222)	15,536,744
Stock based compensation expense – employee	--	--	450,627	--	--	450,627
Employee stock option exercise	1,272,034	1,272	595,565	--	--	596,837
Restricted stock awards	576,781	576	(576)	--	--	--
Tax benefit from exercise of stock options	--	--	336,783	--	--	336,783
2,558,458 shares repurchased	--	--	--	--	(10,888,080)	(10,888,080)
Net income	--	--	--	4,690,769	--	4,690,769
Balance at December 31, 2008	52,744,438	$ 52,743	$ 98,242,403	$ (54,026,164)	$ (33,545,302)	$ 10,723,680

See accompanying notes to consolidated financial statements.

Health Grades, Inc. and Subsidiary

Consolidated Statements of Cash Flows

Years ended December 31,

	2008	2007	2006
OPERATING ACTIVITIES			
Net income	$ 4,690,769	$ 6,748,171	$ 3,181,510
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,226,164	1,046,254	698,317
Bad debt expense	20,000	--	15,000
Loss on disposal of assets	1,061	25,996	43
Stock based compensation expense - non-employees	--	--	14,396
Stock based compensation expense - employees	450,627	961,715	726,421
Accretion of discount on held-to-maturity securities	--	--	(204,323)
Tax benefit from stock option exercises	(308,329)	(871,469)	(1,420,574)
Deferred income taxes	22,346	(238,570)	774,813
Minority interest	(304,011)	(327,835)	--
Changes in operating assets and liabilities, net of acquisition:			
Accounts receivable	(2,647,822)	1,960,368	(3,296,984)
Prepaid expenses and other current assets	(210,265)	(124,201)	(142,470)
Accounts payable	(101,787)	(14,703)	75,053
Accrued payroll, incentive compensation and related expenses	1,129,324	384,688	312,438
Accrued expenses	159,661	113,461	22,853
Income taxes payable	310,337	836,152	1,507,835
Deferred revenue	1,973,927	1,841,778	4,154,547
Deferred rent	6,943	(45,601)	(38,396)
Net cash provided by operating activities	6,418,945	12,296,204	6,380,479
INVESTING ACTIVITIES			
Purchases of property and equipment	(1,860,066)	(788,346)	(806,978)
Business acquisition	(6,670,983)	--	--
Purchases of held-to-maturity investments	--	--	(9,512,523)
Sale of property, plant and equipment	--	10,000	450
Proceeds from sale or maturity of held-to-maturity investments	--	--	11,705,000
Net cash (used in) provided by investing activities	(8,531,049)	(778,346)	1,385,949
FINANCING ACTIVITIES			
Payments under capital lease obligation	(2,609)	(1,391)	(1,310)
Excess tax benefits from stock-based payment arrangements	308,329	871,469	1,420,574
Purchases of treasury stock	(10,888,080)	(5,612,566)	(3,277,076)
Exercise of common stock options and warrants	596,837	569,625	433,651
Minority interest capital contribution	56,000	--	--
Net cash used in financing activities	(9,929,523)	(4,172,863)	(1,424,161)
Net (decrease) increase in cash and cash equivalents	(12,041,627)	7,344,995	6,342,267
Cash and cash equivalents at beginning of period	23,369,368	16,024,373	9,682,106
Cash and cash equivalents at end of period	$ 11,327,741	$ 23,369,368	$ 16,024,373
SUPPLEMENTAL CASH FLOW INFORMATION			
Interest paid	$ 2,912	$ 1,771	$ 387
Income tax paid	$ 2,397,979	$ 3,523,998	$ 33,277
NON CASH FINANCING AND INVESTING ACTIVITY			
Property and equipment acquired with capital lease	$ 1,628	$ --	$ --
Property and equipment acquired in accounts payable or accrued expenses	$ 36,770	$ 7,526	$ --
SAB 51 capital reallocation adjustment for investment in majority-owned subsidiary	$ --	$ 171,846	$ --
Non-competition agreements contributed to HCS by HealthCo	$ --	$ 404,000	$ --

See accompanying notes to consolidated financial statements.

1. DESCRIPTION OF BUSINESS

Health Grades, Inc., which we refer to in these notes as "HealthGrades," the "Company," "we" or "our," provides proprietary, objective healthcare provider ratings and advisory services. Our ratings address hospitals, nursing homes and home health agencies. We provide our clients with healthcare information, including information relating to quality of service and detailed profile information on physicians, which enables our clients to measure, assess, enhance and market healthcare quality. Our clients include hospitals, employers, benefits consulting firms, payers, insurance companies and consumers.

We offer services to hospitals that are either attempting to communicate their clinical excellence to their internal staff, consumers and physicians who are working to improve quality. For hospitals that have received high ratings, we offer the opportunity to license our ratings and trademarks and provide assistance in their marketing programs at an institutional level (e.g., hospital clinical excellence and exceptional experience regarding the overall number and type of patient safety incidents within a hospital) at a service line level (e.g. cardiac, pulmonary, vascular) and at a medical issue level (e.g., coronary bypass surgery, community acquired pneumonia, valve replacement surgery). We also offer physician-led quality improvement consulting engagements and other quality improvement analysis and services for hospitals that are seeking to enhance quality.

In addition, we provide basic and detailed profile information on a variety of providers and facilities. We make this information available to consumers, employers, benefits consulting firms and payers to assist them in selecting healthcare providers. Basic profile information for certain providers is available free of charge on our website, www.healthgrades.com. For a fee, we offer healthcare quality reports with respect to hospitals, nursing homes and physicians. These reports provide more detailed information than is available free of charge on our website. Report pricing and content varies based upon the type of provider and whether the user is a consumer or a healthcare professional (for example, a medical professional underwriter).

During the second half of 2007, we began to place advertisements on our website and signed our first limited advertising campaign with a pharmaceutical company. In December 2007, we launched a tabbed physician profile which allows consumers to access much of our physician information free of charge. We are currently displaying advertisements on the majority of our physician profile pages utilizing Google AdSense and DoubleClick's advertising network. DoubleClick is our ad serving engine. In October 2008, we acquired the websites www.WrongDiagnosis.com and www.CureResearch.com from Adviware Pty Ltd. ("Adviware"). Also, in late 2008, we leveraged our total property traffic with relationships outside of traditional "run-of-site" advertising, such as Google AdSense, and into other sources of advertising. These include direct sales to advertising agencies that represent the pharmaceutical and medical device industries along with in-text advertising and contracting with advertising networks.

We provide detailed online healthcare quality information for employers, benefits consulting firms, payers and other organizations that license our Health Management Suite of products – Hospital Quality Guide™, Physician Quality Guide™, Nursing Home Quality Guide™ and Home Health Quality Guide™.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and footnotes. These estimates are based on management's current knowledge of events and actions they may undertake in the future, and actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of HealthGrades and our controlled subsidiary, Healthcare Credit Solutions, LLC ("HCS"). All significant intercompany accounts have been eliminated in consolidation.

REVENUE RECOGNITION

Ratings and advisory revenue

Strategic Quality Initiative, Strategic Quality Partnerships and Quality Assessment and Implementation Programs:

Our ratings and advisory revenue is generated principally from annual fees paid by hospitals that participate in our Strategic Quality Initiative ("SQI"), Strategic Quality Partnership ("SQP") (formerly, Distinguished Hospital Program or, "DHP") and Quality Assessment and Implementation ("QAI") programs. The SQI program provides business development and marketing tools to hospitals that are highly rated on our website. Under the SQI program, we license the HealthGrades name and our "report card" ratings to hospitals. The license may be in a single service line (for example, cardiac) or multiple service lines.

We also assist hospitals in promoting their ratings and measuring the success of their efforts utilizing our team of in-house healthcare consultants.

Our SQI and SQP programs provide a license to highly rated hospitals, enabling them to utilize our name and certain ratings information for an annual period. Another feature of the SQI and SQP programs is a detailed comparison of the data underlying a hospital's rating to local and national benchmarks. Our SQP program recognizes clinical excellence in hospitals among a range of service lines. Hospitals that contract with us for SQP services receive all of the SQI features described above with respect to their licensed service lines. In addition, if qualified, hospitals can reference the additional Distinguished Hospital Award ("DHA") designation. Hospital clients are provided with additional marketing and planning assistance related to the DHA designation as well as trophies for display at the hospital. Hospitals that have demonstrated superior and sustained clinical quality, and have consistently received our Distinguished Hospital Award for Clinical Excellence ("DHA-CE") designation the most consecutive times from 2009 and previous years, are included in America's 50 Best Hospitals Report, which was issued in February 2009. Distinguished Hospital Program for Patient Safety™ ("DHP-PS") recognizes hospitals with the best patient safety records in the nation. This award recognizes exceptional outcomes based on thirteen patient safety indicators from the Agency for Healthcare on Quality Research. Under our DHP-PS program, we license the commercial use of the HealthGrades corporate mark, applicable data and marketing messages that may be used by hospitals to demonstrate third party validation of excellence.

Our QAI program is principally designed to help hospitals measure and improve the quality of their care in particular areas where they have lower ratings. Using our database and focusing on a particular hospital's information and ratings we can help identify areas to improve quality and measure how well the hospital performs relative to national and regional best practices. Our consultants work on-site with the hospital staff and physicians to present the data and assist in the quality analysis.

We typically receive a non-refundable payment at the beginning of each year of the contract term (which is typically three years, subject to a cancellation right by either the client or us, on each annual anniversary date, with certain exceptions). We record the cash payment as deferred revenue that is then amortized to revenue on a straight-line basis over the respective year of the term. Certain of our products represent a one-time delivery of data. For these arrangements, we recognize revenue at the time that the data is delivered.

Health Management Suite:

Through our Health Management Suite, we provide detailed online healthcare quality information for employers, benefits consulting firms, payers and other organizations. Modules currently available for license are Find a High-Quality Provider (which includes our Hospital Quality Guide, Physician Quality Guide, Nursing Home Quality Guide and Home Health Quality Guide); Healthcare Budget (which includes our Treatment Cost Calculator and Medical Cost Calculator); and, Optimize Your Health (which includes our Health Risk Assessment, Personal Health Record and Medical Library). This information can be customized so that, for example, an employee can be provided with online access to quality data relating to healthcare providers within the provider network available under the employee's health plan. For an additional fee, customers can integrate our modules within their online provider directories, and we can customize our database for specific geographic areas and provider networks as well as modify the look and feel of the modules. Depending on the client's needs, we can customize our content for the intended users.

We typically receive a non-refundable payment at the beginning of each year of the contract term (which varies from one to three years, subject to a cancellation right by either the client or us, on each annual anniversary date, with certain exceptions). We record the cash payment as deferred revenue that is then amortized to revenue on a straight-line basis over the respective year of the term.

Content Licensing:

We offer to web property owners and operators a license to specific portions of our healthcare-related content and resources which provide users access to HealthGrades' proprietary or licensed rating and other information regarding hospitals and physicians. We typically receive a non-refundable payment at the beginning of the one-year contract term which is subject to a cancellation right by either the client or us, on each annual anniversary date, with certain exceptions. We record the cash payment as deferred revenue that is then amortized to revenue on a straight-line basis over the respective year of the term.

Healthcare Quality Reports:

We offer comprehensive quality information to professionals and consumers that provide current and historical quality information on hospitals and nursing homes in more detail than is available on our website. In addition, we offer reports on physicians that contain detailed information with respect to education, professional licensing history and other items. As pricing is usually on a per report basis, we recognize revenue as reports are ordered and delivered to the customer.

Connecting Point™ (formerly known as Internet Patient Acquisition™):

Under this program, we design a premium profile for the physician that incorporates our source-verified information (e.g., board certification, years in practice) as well as information provided directly from the physician (e.g., practice philosophy, office hours). This premium profile is then made available, without charge, to all consumers searching our website. Also included are website banner advertisements for the sponsored entity, which links to their website. In addition, unlike many of the traditional marketing mediums, we provide the ability to measure the success of these online marketing efforts through our performance reporting which tracks, among other things, the number of consumers that view the physician's premium profile.

An initial fee is due on the effective date of the contract, pro-rated for the period of time commencing on the effective date and continuing until the last day of the then-current calendar quarter. We record the cash payment as deferred revenue that is then amortized to revenue on a straight-line basis over three months. Subsequent quarterly fees are payable at the beginning of each calendar quarter thereafter, and are calculated based upon the current number of physicians enrolled at the end of the previous calendar quarter. The agreement automatically renews quarterly upon the expiration of the initial or any renewal term which is typically at the end of the calendar quarter during which the first year anniversary of the effective date occurs.

Focal Point™:

The Focal Point program allows marketers to reach targeted patient populations through exclusive sponsorship packages. These packages give marketers brand access to chosen patients.

A payment is due from the customer at the beginning of each month of the contract term. We record the cash payment as deferred revenue that is then amortized to revenue on a straight-line basis over the respective contract term.

Internet Advertising:

We recognize revenue from the sale of impression-based advertisements on our websites in the period in which the advertisements are delivered. The arrangements are evidenced by insertion orders that stipulate the types of advertising to be delivered and pricing. Our customers are billed based on pricing as determined by the insertion order, which may include certain discounts from list price.

We refer to the fees generated by users and charged to merchants based on the number of users who click on an advertisement or text link to visit the websites of our merchant partners as "activity-based advertising." The arrangements for activity-based advertising are evidenced by a contract that stipulates the fee per activity. The fee becomes fixed and determinable upon a user clicking on an advertisement. These revenues are recognized in the period in which the activity occurs.

During the second half of 2007, we began to place advertisements on our website and signed our first limited advertising campaign with a pharmaceutical company. In December 2007, we launched a tabbed physician profile which allows consumers to access much of our physician information free of charge.

We leverage our total property traffic with relationships outside of traditional "run-of-site" advertising, by utilizing other sources of advertising, such as Google AdSense. These include direct sales to advertising agencies that represent the pharmaceutical and medical device industries along with implementing in-text advertising and contracting with advertising networks

Multiple element arrangements

The Company may, from time to time, enter into transactions containing multiple elements. Revenue under multiple element arrangements is recognized in accordance with Emerging Issues Task Force Issue No. 00-21, *"Accounting for Revenue Arrangements with Multiple Deliverables."* Under this method, if an element is determined to be a separate unit of accounting, the revenue for the element is based on verifiable objective evidence of fair value, and recognized at the time of delivery. If the arrangement has an undelivered element, we ensure that we have objective and reliable evidence of the fair value of the undelivered element. Fair value is determined based upon the price charged when the element is sold separately. However, our revenues are substantially derived from arrangements that do not contain multiple deliverables.

COMMISSION EXPENSE

We record commission expense, to our sales team members, in the period it is earned, which is typically upon contract execution for the first year of the agreement and on each anniversary date for clients that do not cancel in the second or third year of the contract term. We record the commission expense in this manner because once a contract is signed the salesperson has no remaining obligations to perform during the agreement in order to earn the commission. Commission expense for two-year fixed agreements (three year contracts with no right of cancellation on the first anniversary) is recorded upon contract execution. In this case, commission expense for the first two years of the contract is paid to the sales team member up front.

CONCENTRATION OF CREDIT RISK

Concentrations of credit risk with respect to receivables, which are typically unsecured, are generally limited due to the wide number of customers. No single customer accounted for more than 10% of accounts receivable at December 31, 2008 or 2007.

PRODUCT DEVELOPMENT COSTS

We incur product development costs related to the development and support of our websites, the development of applications to support data compilation and extraction for our consulting services and modification of our quality guides. These costs (which consist primarily of salaries and benefits, consulting fees and other costs related to software development, application development and operations expense) are expensed as incurred unless they meet the capitalization criteria of American Institute of Certified Public Accountants Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use* ("SOP 98-1"). During 2008 and 2007, we had several applications that met the criteria for cost capitalization as described in Note 5.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents generally consist of cash, overnight investment accounts that include short-term U.S. government obligations with maturities not exceeding three months, and investments in U.S. government and government agency debt securities with original maturities not exceeding three months. Such investments are stated at cost, which includes accrued interest, and which approximates fair value given the short maturity dates, and are considered cash equivalents for purposes of reporting cash flows.

FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments, as reported in the accompanying consolidated balance sheets, approximate their fair value primarily due to the short-term and/or variable-rate nature of such financial instruments.

ACCOUNTS RECEIVABLE

The majority of our accounts receivable are due from hospitals. Accounts receivable are due within 30 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. We estimate our allowance by considering a number of factors, including the length of time trade accounts receivables are past due, any previous loss history and the customer's ability to pay its obligations. We write-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, less accumulated depreciation and amortization. Costs of repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the underlying assets. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the initial lease term or the estimated useful lives of the underlying assets. The estimated useful lives used are as follows:

Computer equipment and software	3-5 years
Internally developed software	3 years
Furniture and fixtures	5-7 years
Leasehold improvements	6 years

INTANGIBLE ASSETS

We review intangible assets, excluding goodwill, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable according to Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"). Recoverability of these assets is measured by comparison of carrying amounts to the future discounted cash flows the assets are expected to generate. If intangible assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair market value. We have made no material adjustments to our intangible assets in any of the years presented. In accordance with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), we amortize intangible assets with definite lives over their remaining estimated useful lives, which are currently over periods ranging from three to five years. See Note 7 for further discussion of our intangible assets.

GOODWILL

Goodwill, which is stated at cost, is evaluated annually for impairment in accordance with the provisions of SFAS 142. Goodwill is the excess of acquisition cost of an acquired entity over the fair value of assets. Goodwill is not amortized, but tested for impairment annually or whenever indicators of impairment exist. These indicators may include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors. We compare the fair value of our reporting units to their respective carrying value. If the carrying value exceeds the fair value of the reporting unit, we would then compare the fair value of the reporting unit's goodwill to its carrying amount, and any excess of the carrying amount over the fair value would be charged to operations as an impairment loss. As required by SFAS 142, we performed our annual test for impairment of our goodwill during the fourth quarters of 2008, 2007 and 2006. These tests resulted in no impairment to our goodwill balance. See Note 7 for further discussion of goodwill.

DEFERRED REVENUE

We typically receive a non-refundable payment at the beginning of each year of the contract term (which is typically three years, subject to a cancellation right by either the client or us, on each annual anniversary date, with certain exceptions). We record the cash payment as deferred revenue that is then amortized to revenue on a straight-line basis over the respective year of the term.

Under the Connecting Point program (formerly, Internet Patient Acquisition), initial fees that are due on the effective date of the contract are pro-rated for the period of the time commencing on the effective date and continuing until the last day of the then-current calendar quarter. We record the cash payment as deferred revenue that is then amortized to revenue on a straight-line basis over three months.

LOSS CONTINGENCIES

We are subject to legal proceedings and claims that arise in the ordinary course of our business and to certain other legal proceedings. We expense legal costs as incurred. See Note 13 for further discussion of legal proceedings.

ADVERTISING

Advertising costs are generally expensed as incurred and included in sales and marketing expense in the accompanying consolidated statements of income. Advertising expense totaled approximately $2.6 million, $2.1 million and $1.8 million for the years ended December 31, 2008, 2007 and 2006, respectively. Included in these amounts are advertising costs of approximately $1.5 million, $1.3 million and $1.1 million for the years ended December 31, 2008, 2007 and 2006, respectively, paid to various search engine partners. Advertising costs included in prepaid expenses and other current assets in our accompanying consolidated balance sheets as of December 31, 2008 and 2007 are insignificant.

TREASURY STOCK

Treasury stock is recorded at cost. As of December 31, 2008, we had 23,982,694 shares of treasury stock.

NET INCOME PER COMMON SHARE

We compute net income per common share in accordance with Statement of Financial Accounting Standards No. 128, *Earnings Per Share* ("SFAS 128"). Under the provisions of SFAS 128, basic net income per common share is computed by dividing the net income for the period by the weighted-average number of common shares outstanding during the period. Diluted net income per common share is computed by dividing the net income for the period by the weighted-average number of common shares and common share equivalents outstanding during the period. Common share equivalents, (composed of incremental common shares issuable upon the exercise of common stock options, warrants and restricted stock awards) are included in diluted net income per share to the extent these shares are dilutive, utilizing the treasury stock method. The treasury stock method utilizes the weighted-average number of shares outstanding during each year and the assumed exercise of dilutive stock options, warrants and restricted stock, less the number of shares assumed to be purchased using the average market price of our common stock during the year. As of December 31, 2008, 2007 and 2006, options to purchase 94,962, 55,993 and 87,394 shares of common stock, respectively, were excluded from our calculation of dilutive securities because the exercise prices were above the market price for our common stock.

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31.

	2008	2007	2006
Numerator for both basic and diluted earnings per share:			
Net income	$ 4,690,769	$ 6,748,171	$ 3,181,510
Denominator:			
Denominator for basic net income per common share—weighted-average shares	26,963,824	28,621,171	28,432,185
Effect of dilutive securities:			
Outstanding employee stock options, warrants and restricted stock awards	4,467,987	5,082,387	5,196,145
Denominator for diluted net income per common share--adjusted weighted-average shares and assumed conversion	31,431,811	33,703,558	33,628,330

STOCK-BASED COMPENSATION

We adopted Statement of Financial Accounting Standards No. 123(revised), *Share-Based Payment* ("SFAS 123(R)"), using the modified prospective application on our required effective date of January 1, 2006. The modified prospective application requires measurement of compensation cost for all new stock awards and for all stock awards modified, repurchased, or cancelled after the effective date. Total future compensation cost is based upon a measurement of fair value on the date of grant and recognition of compensation expense over the requisite service period based on the straight-line attribution method, for awards expected to vest. In addition, any remaining compensation expense for the portion of stock awards issued prior to and that were outstanding on the effective date for which the requisite service had not been rendered is being recognized as the requisite service is rendered on or after the effective date. The fair value of these prior stock awards is based upon the grant-date fair value of these awards as previously calculated for our pro-forma disclosures under Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"). We previously recognized forfeitures of any stock awards as they occurred. As required by SFAS 123(R), the recorded share-based compensation expense includes our estimate of future forfeitures, whether the share-based awards were issued prior or subsequent to the effective date.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Pronouncements

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115* ("SFAS 159"). SFAS 159 allows entities to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis under the fair value option. SFAS 159 became effective for us on January 1, 2008. The effect of adoption is required to be accounted for as a cumulative effect adjustment recorded to the beginning balance of retained earnings. The adoption of SFAS 159 did not have a material impact on our financial position, cash flows or results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurement* ("SFAS 157"). SFAS 157 provides guidance for using fair value to measure assets and liabilities. The provisions of SFAS 157 are to be applied prospectively as of the beginning of the fiscal year in which SFAS 157 is initially applied. Only under certain circumstances is SFAS 157 to be applied retrospectively, in which case a cumulative-effect adjustment to the opening balance of retained earnings is required for the difference between the carrying amounts and the fair values of those financial instruments at the date SFAS 157 is initially applied. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value to any new circumstances. SFAS 157 became effective for us January 1, 2008. On January 1, 2009, SFAS 157 will also apply to non-financial assets and non-financial liabilities. The adoption of SFAS 157 for financial assets and financial liabilities did not have a material impact on our financial position, cash flows or results of operations. FASB Staff Position SFAS 157-2, *Effective Date FASB Statement No. 157* ("FSP FAS 157-2") delays the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). We do not expect the application of FSP FAS 157-2 will have a material impact on our financial position, cash flows or results of operations.

Recently Issued Accounting Pronouncements Not Yet Adopted

In June 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities* ("FSP EITF 03-6-1"). FSP EITF 03-6-1 concludes that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are participating securities and must be included in the computation of basic earnings per share using the two-class method. FSP EITF 03-6-1 is effective for us beginning January 1, 2009 and is to be applied on a retrospective basis to all periods presented. We do not expect the application of FSP EITF 03-6-1 will have a material impact on our financial position, cash flows or results of operations.

In May 2008, the FASB issued Statement of Financial Accounting Standard No. 162, *The Hierarchy of Generally Accepted Accounting Principles* ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements that are presented in conformity with GAAP for nongovernmental entities. SFAS 162 was issued to include the GAAP hierarchy in the accounting literature established by the FASB. SFAS 162 will be effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of Presented Fairly in Conformity With Generally Accepted Accounting Principles.* We do not expect the application of SFAS 162 will have a material impact on our financial position, cash flows or results of operations.

In April 2008, the FASB issued FSP FAS No. 142-3, *Determination of the Useful Life of Intangible Assets* ("FSP FAS 142-3"). FSP FAS 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). The intent of FSP FAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other GAAP measures. FSP FAS 142-3 is effective for us beginning January 1, 2009. Early adoption is prohibited. We do not expect the application of FSP FAS 142-3 will have a material impact on our financial position, cash flows or results of operations.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), *Business Combinations* ("SFAS 141(R)"). SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This statement is effective for us beginning January 1, 2009. We do not expect the application of SFAS 141(R) will have a material impact on our financial position, cash flows or results of operations.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, *Noncontrolling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51* ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interest of the parent and the interests of the noncontrolling owners. This statement is effective for us beginning January 1, 2009. We do not expect the application of SFAS 160 will have a material impact on our financial position, cash flows or results of operations.

There were no other new accounting pronouncements issued during the year ended December 31, 2008 that had a material impact or are anticipated to have a material impact on our financial position, operating results or disclosures.

3. ACCOUNTS RECEIVABLE AND RATINGS AND ADVISORY SERVICES REVENUE

Accounts receivable consisted of the following for the years ended December 31:

	2008	2007
Trade accounts receivable	$ 9,583,220	$ 6,954,548
Less: allowance for doubtful accounts	20,057	19,207

	$ 9,563,163	$ 6,935,341

For the years ended December 31, 2008, 2007 and 2006, we derived the majority of our revenue from our ratings and advisory services. Furthermore, our marketing program services accounted for 62%, 66% and 61% of total ratings and advisory revenue for the years ended December 31, 2008, 2007 and 2006, respectively. During 2008, 2007 and 2006, no individual customer accounted for more the 10% of our revenues.

4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following for the years ended December 31:

	2008	2007
Furniture and fixtures	$ 455,344	$ 407,222
Computer equipment and software	5,512,932	3,763,997
Leasehold improvements and other	479,686	436,723
	6,447,962	4,607,942
Accumulated depreciation and amortization	(3,996,752)	(2,966,486)
Net property and equipment	$ 2,451,210	$ 1,641,456

For the years ended December 31, 2008, 2007, and 2006, depreciation and amortization expense related to property and equipment was approximately $1,088,000, $907,000, and $636,000, respectively.

5. INTERNALLY DEVELOPED SOFTWARE

In accordance with SOP 98-1, we capitalize certain costs associated with the implementation of software developed for internal use and costs incurred during the application development stage (such as software configuration and interfaces, coding, installation to hardware and testing) for certain applications we build. Costs capitalized consist of employee salaries and benefits, consulting fees and other costs allocated to the implementation project. We capitalize application development costs until the projects are substantially complete and ready for their intended use (after all substantial testing is completed). We capitalized approximately $837,000 and $106,000 of software development costs incurred during 2008 and 2007, respectively, related to certain applications developed for internal use. As the applications became ready for their intended use and were placed into service, we began to amortize the costs over their useful life, which we expect to be three years. Amortization expense related to internally developed software for the years ended December 31, 2008, 2007 and 2006 was approximately $368,000, $262,000 and $100,000, respectively, and is included in the depreciation and amortization expense disclosed in Note 4.

6. BUSINESS ACQUISITION

In October 2008, we completed the acquisition of certain operating assets of Adviware Pty Ltd., a provider of medical and health information for consumers and health professionals via the websites www.WrongDiagnosis.com and www.CureResearch.com. This transaction was accounted for as a business combination. The purchase price was approximately $6.7 million, paid in cash, including direct transaction costs of approximately $0.5 million. A valuation analysis of the identifiable assets was prepared; and, based on the analysis, the fair value of assigned to working capital and the domain names was approximately $37,000 and $636,000, respectively. To determine the fair value of the domain names, the relief from royalty method of the income approach was utilized. The relief from royalty method measures the economic benefit that may be attributable to a particular asset by using a market based royalty rate as the starting point for quantifying the economic benefit. The value of the domain names are included with intangible assets on our consolidated balance sheet. The following table summarizes the allocation of the purchase price of Adviware:

	Amount	Estimated Useful Life
Prepaid expenses and other current assets	$ 37,104	
Identifiable intangible assets	636,000	5 years
Goodwill	5,997,879	n/a
Total assets acquired	6,670,983	
Liabilities assumed	--	
Total preliminary purchase price	$ 6,670,983	

Both the identifiable intangible assets and goodwill are deductible for tax purposes.

We are obligated to pay contingent consideration of up to $1.2 million annually for 2009 and 2010 based on certain levels of page views and revenue targets. As these contingent payments are based on the achievement of performance targets, actual payments may be substantially lower. Future payments will be considered additional purchase price and recorded to goodwill when paid.

The results of operations from the Adviware acquisition have been included in the consolidated financial statements as of the acquisition date. Supplemental information on an unaudited pro forma basis, as if the Adviware acquisition had been consummated at the beginning of each of the periods presented, is as follows:

	Year Ended December 31, 2008 (unaudited)	Year Ended December 31, 2007 (unaudited)
Revenues	$ 40,900,359	$ 37,980,539
Net income	$ 4,817,274	$ 7,015,797
Net income per share - diluted	$ 0.15	$ 0.21

The unaudited pro forma supplemental information is based on estimates and assumptions, which we believe are reasonable; it is not necessarily indicative of our consolidated financial position or results of income in future periods or the results that actually would have been realized had we been a combined company during the periods presented. The unaudited pro forma supplemental information includes incremental asset amortization and other charges as a result of the acquisition, net of related tax effects.

7. GOODWILL & INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for the years ended December 31, 2008 and 2007 are as follows:

Balance at December 31, 2007	3,106,181
Goodwill acquired	5,997,879
Balance at December 31, 2008	$ 9,104,060

The components of intangible assets as of December 31 are as follows:

	2008 Gross Carrying Amount	2008 Accumulated Amortization	2008 Net Carrying Value	2007 Gross Carrying Amount	2007 Accumulated Amortization	2007 Net Carrying Value
Intangible assets with finite lives:						
Domain names	$ 636,000	$ 27,697	$ 608,303	$ --	$ --	$ --
Non-competition agreements	404,000	157,690	246,310	404,000	76,890	327,110
Acquired software and tools	212,300	212,300	--	212,230	182,212	30,018
Total	$ 1,252,300	$ 397,687	$ 854,613	$ 616,230	$ 259,102	$ 357,128

For the years ended December 31, 2008, 2007 and 2006, amortization expense of intangible assets was approximately $139,000 $139,000 and $63,000, respectively. The domain names are being amortized over their remaining estimated useful lives of approximately five years and the non-competition agreements are being amortized over their remaining estimated useful lives of approximately three years. Expected amortization expense related to these assets for the next five years are as follows:

2009	$ 208,000
2010	208,000
2011	208,000
2012	131,110
2013	99,503

8. DEFERRED RENT

As of December 31, 2008 and 2007, we had approximately $305,000 and $298,000, respectively, recorded as deferred rent in our accompanying consolidated balance sheet. Deferred rent relates to cash payments we received from the landlord of our office facility as reimbursement for tenant improvements, approximately one and a half months of construction period rent from the period beginning on the date upon which we accepted delivery of the premises and ending when we actually moved into the facility and reduced initial rent related to our additional office space. Deferred rent will be amortized as a reduction to rent expense over the term of our lease.

9. LETTER OF CREDIT

In connection with the lease we executed in December 2004 for our headquarters in Golden, Colorado, we executed a $500,000 standby letter of credit with Silicon Valley Bank in January 2005 to secure our obligations under the lease. The amount of the standby letter of credit, as required by the lease, will be automatically decreased to the new aggregate amount on the effective date listed below, provided that the available amount exceeds the aggregate amounts listed below.

Effective Date	New Aggregate Amount
February 15, 2009	$ 45,000

As of December 31, 2008, the available amount of the standby letter of credit was $170,000. The amount drawn under the standby letter of credit is $0 and is secured by the cash and cash equivalents we maintain with Silicon Valley Bank.

10. COMMON STOCK

Stock Repurchase Program

On June 22, 2006, our Board of Directors authorized the repurchase of up to 3,000,000 shares of our common stock under a stock repurchase program that does not have an expiration date and may be limited or terminated at any time without prior notice. On March 19, 2008, our Board of Directors approved an increase of an additional 500,000 shares to be repurchased under the current repurchase program. On July 22, 2008, our Board of Directors increased the stock repurchase authorization from 3,500,000 shares to 5,000,000 shares. Under the repurchase program, purchases may be made at management's discretion from time to time at prevailing prices, subject to certain restrictions on volume, pricing and timing. During the year ended December 31, 2008, we repurchased 2,426,203 shares of our common stock recorded as treasury stock, at an average purchase price per share of $4.37, for an aggregate cost of $10,706,899, which includes commissions and fees of $95,895. From the inception of the repurchase program through December 31, 2008, we have repurchased 4,242,202 shares of our common stock recorded as treasury stock at an average purchase price per share of $4.57, for an aggregate cost of $19,572,461, which includes commissions and fees of $169,936.

Equity Compensation Plan

On October 15, 1996, our Board of Directors approved the 1996 Equity Compensation Plan (the "Equity Plan"), which, as amended in 2002, provides for the grant of options to purchase up to 13,000,000 shares of our common stock. Our stockholders approved the Equity Plan and each increase in shares authorized for issuance. The Equity Plan was set to terminate no later than October 14, 2006 and has been amended and restated as further described below. Both incentive stock options and non-qualified stock options were issued under the provisions of the Equity Plan.

Effective July 24, 2006, our stockholders approved an amendment and restatement of the Equity Plan. The Equity Plan was renamed the Health Grades, Inc. 2006 Equity Compensation Plan (the "2006 Plan"). The 2006 Plan reflects amendments that, among other things, extend the term of the Equity Plan to July 23, 2016 and provide for the grants of awards of shares of our common stock and other stock-based awards. The maximum number of shares that may be issued under the 2006 Plan is 13,000,000 shares. This maximum number of authorized shares includes shares to be issued pursuant to the outstanding grants under the Equity Plan, but does not include shares previously issued pursuant to grants under the Equity Plan. Our employees, members of the Board of Directors and certain consultants and advisors are eligible to participate in the 2006 Plan. Our Board of Directors or a committee of the Board of Directors authorizes the grants and vesting of awards under the 2006 Plan. During the year ended December 31, 2008, the amount of cash received from the exercise of stock options was $596,837 and the total direct tax benefit realized, including the excess tax benefit, from stock-based award activity was $603,707. As of December 31, 2008, there were 3,955,972 shares available for future granting under the 2006 Plan.

Historically, we have granted incentive stock options to our employees and non-qualified stock options to our directors and consultants. Such options have a maximum contractual life of ten years. Under the 2006 Plan, we also have issued restricted stock awards ("RSAs") to employees, directors and consultants. RSA grants with service based vesting typically vest over a two to five year period. We have also granted RSAs to our executive officers with certain performance based vesting. We may grant different equity awards with different vesting terms in the future.

We estimate the fair value of stock option awards using the Black-Scholes valuation model. Such value is recognized as expense over the requisite service period, net of estimated forfeitures, using the straight-line attribution method. The estimate of awards that will ultimately vest requires significant judgment, and to the extent actual results or updated estimates of forfeitures differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. Actual results, and future changes in estimates, may differ substantially from our current estimates.

We determine the value of RSAs based on the market value of our common stock on the date of the award. We recognize the related compensation expense over the requisite service period, net of estimated forfeitures, using the straight-line attribution method. RSAs with performance based vesting are not expensed until the performance metrics are deemed probable. As mentioned above, actual results, and future changes in estimates, may differ substantially from our current estimates. Grantees of RSAs are entitled to vote their shares, but may not sell or transfer shares prior to vesting. As such, we record these shares as outstanding when the awards are granted.

Prior to our adoption of SFAS 123(R), we presented the benefits of tax deductions in excess of recognized compensation costs ("Excess Tax Benefits") as cash flows from operations. SFAS 123(R) generally requires that Excess Tax Benefits be reported as cash flow from financing activities rather than as cash flow from operations. Additionally, SFAS 123(R) specifies that Excess Tax Benefits may not be recognized as an increase to additional paid-in capital until the corresponding tax deduction actually reduces taxes payable. We will follow the actual ordering of deductions in tax returns in applying this provision and will only recognize Excess Tax Benefits to the extent that they actually reduce taxes payable.

On March 29, 2005, the SEC published Staff Accounting Bulletin No. 107, *Share-Based Payment* ("SAB 107"). SAB 107 requires stock-based compensation to be classified in the same expense line items as cash compensation. We have classified stock-based compensation during the years ended December 31, 2008, 2007 and 2006 within the same expense line items as cash compensation paid to employees.

On November 10, 2005, the FASB issued FASB Staff Position No. FAS 123(R)-3, *Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards* ("FSP FAS 123(R)-3"), which provides an elective transition method for calculating the initial pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of SFAS 123(R). Companies were allowed to take up to one year from the effective date of FSP FAS 123 (R)-3 to evaluate the available transition alternatives, provided they have no tax deficiencies under SFAS 123(R), and make a one-time election as to which method to adopt. We elected to adopt the elective alternative transition method, as allowed under FSP FAS 123(R)-3.

Stock-Based Compensation Expense

The impact on our results of operations of recording stock-based compensation expense for the years ended December 31 are as follows:

	2008	2007	2006
Cost of ratings and advisory revenue	$ 86,146	$ 101,426	$ 98,568
Sales and marketing	131,048	417,802	311,563
Product development	86,401	158,391	159,398
General and administrative	147,032	284,096	171,288
Total stock-based compensation expense	$ 450,627	$ 961,715	$ 740,817
Related tax benefit	$ 237,330	$ 237,184	$ 49,626

Equity Plan

Valuation Assumptions for Stock Options

The fair value of stock options granted during the years ended December 31 was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2008	2007	2006
Dividend yield	N/A	N/A	0%
Expected volatility	N/A	N/A	111%
Risk-free interest rate	N/A	N/A	4.84%
Expected life	N/A	N/A	3-5 years

The expected volatility is based upon our historical stock price over the expected life of the options. The risk-free interest rate assumption is based upon the U.S. Treasury securities in effect at the time of grant for periods corresponding with the expected life of the option. The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding.

A summary of stock option activity for the year ended December 31, 2008 is as follows:

	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2007	5,873,272	$ 0.45		
Granted	--	--		
Exercised	(1,272,034)	0.47		
Forfeited	(834)	4.62		
Expired	(23,999)	6.60		
Outstanding at December 31, 2008	4,576,405	$ 0.41	2.85	$ 7,813,949
Vested or expected to vest at December 31, 2008	4,576,405	$ 0.41	2.85	$ 7,813,949
Exercisable at December 31, 2008	4,559,153	$ 0.40	2.84	$ 7,813,949

The aggregate intrinsic value in the table above represents the difference between the closing price of our common stock on the last trading day of 2008 and the exercise price, multiplied by the number of shares that would have been received by the option holders had all option holders exercised their options on December 31, 2008.

During the year ended December 31, 2006, all stock option awards were granted at exercise prices equal to the fair market value of the shares of common stock on the grant date. There were no stock options granted during the years ended December 31, 2008 or 2007.

As of December 31, 2008, $41,841 of total unrecognized compensation cost related to stock options granted to employees and directors is expected to be recognized over a weighted-average period of less than two years.

A summary of our stock option activity and related information for the years ended December 31 is as follows:

	2008		2007		2006	
	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE
Outstanding at beginning of year	5,873,272	$ 0.45	6,649,543	$ 0.56	7,975,186	$ 0.61
Granted	--	$ --	--	$ --	23,000	$ 6.40
Exercised	(1,272,034)	$ 0.47	(704,184)	$ 0.81	(1,100,578)	$ 0.39
Forfeited	(834)	$ 4.62	(36,616)	$ 4.41	(234,999)	$ 3.15
Expired	(23,999)	$ 6.60	(35,471)	$ 9.91	(13,066)	$ 5.81
Outstanding at end of year	4,576,405	$ 0.41	5,873,272	$ 0.45	6,649,543	$ 0.56
Exercisable at end of year	4,559,153	$ 0.40	5,813,842	$ 0.41	6,317,633	$ 0.45

	2008	2007	2006
Weighted-average fair value of options granted during the year:	N/A	N/A	$ 4.84
Intrinsic value of options exercised during the year:	$ 2,632,566	$ 3,376,505	$ 4,693,045
Fair value of options vested during the year:	$ 129,833	$ 408,213	$ 635,779

Exercise prices for options outstanding and the weighted-average remaining contractual lives of those options at December 31, 2008 are as follows:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)	WEIGHTED-AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE	WEIGHTED-AVERAGE EXERCISE PRICE
$0.06-$0.17	2,988,604	3.10	$ 0.10	2,988,604	$ 0.10
$0.30-$0.56	639,800	1.18	0.50	639,800	0.50
$0.63-$0.88	568,028	1.90	0.69	568,028	0.69
$1.01-$1.81	235,472	5.12	1.29	235,472	1.29

$2.85-$2.94	34,000	1.37	2.93	34,000	2.93
$3.00-$3.98	29,667	5.27	3.40	29,667	3.40
$4.10-$4.70	68,834	6.32	4.49	55,084	4.46
$5.36-$6.75	12,000	7.01	5.90	8,498	5.87
$0.06-$6.75	4,576,405	2.85	$ 0.41	4,559,153	$ 0.40

2006 Plan

A summary of RSA activity for the year ended December 31, 2008 is as follows:

	Number of RSAs	Weighted-Average Grant-Date Fair Value Per Share	Aggregate Intrinsic Value
Nonvested at December 31, 2007	1,331,966	$ 4.85	
Granted	576,781	3.00	
Vested	(110,021)	5.41	
Forfeited	(73,366)	5.99	
Nonvested at December 31, 2008	1,725,360	$ 4.15	$ 3,554,242
Expected to vest at December 31, 2008	677,826	$ 3.92	$ 1,396,322

	2008	2007	2006
Weighted-average fair value of RSAs granted during the year:	$ 3.00	$ 6.33	$ 4.40
Intrinsic value of RSAs vested during the year:	$ 431,207	$ 257,873	N/A
Fair value of shares vested during the year:	$ 595,379	$ 191,736	N/A

As of December 31, 2008, we had approximately $6,098,112 of total unrecognized compensation cost related to nonvested RSAs granted under the 2006 Plan. Of this total, $3,663,195 relates to RSAs whose vesting is contingent upon meeting various performance goals, including annual revenue, operating income and operating margin targets. No compensation expense has been recognized or will be recognized until achievement of these performance measures is considered probable. The remaining unrecognized compensation cost of $2,434,917 associated with nonvested RSAs, which vest solely on fulfilling a service condition, and is expected to be recognized over a weighted-average period of four years.

For the year ended December 31, 2008, we repurchased 8,542 shares of vested RSAs to cover related employment taxes for a total cost of $32,154. We also recorded as treasury stock 73,366 shares of forfeited, unvested RSAs at no cost for the year ended December 31, 2008.

11. OPERATING LEASES

We are obligated under operating leases for our office space and certain office equipment. The lease term for our office space to our Golden, Colorado headquarters expires in May 2011 and our additional office space expires December 2010.

Future minimum payments under the operating leases with terms in excess of one year are summarized as follows for the years ending December 31:

2009	$ 992,351
2010	1,142,848
2011	402,568
2012	--
Thereafter	--
Total	$ 2,537,767

Rent expense for the years ended December 31, 2008, 2007 and 2006 under all operating leases was approximately $865,000, $546,000 and $451,000, respectively.

12. INCOME TAXES

We are a corporation subject to federal and certain state and local income taxes. The provision for income taxes is made pursuant to the liability method as prescribed in Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* ("SFAS 109"). This method requires recognition of deferred income taxes based on temporary differences between the financial reporting and income tax bases of assets and liabilities, using currently enacted income tax rates and regulations related to the years such temporary differences become deductible and payable.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets and liabilities at December 31, 2008 and 2007 are as follows:

	2008	2007
Deferred tax assets:		
Stock-based compensation expense	$ 195,399	$ 221,423
Capitalized start-up costs	160,361	90,123
Accrued liabilities	150,104	102,987
Deferred rent	115,827	113,189
Intangible assets, net	--	60,600
Allowance for doubtful accounts	7,622	7,299
Other	29,782	12,812
Net operating loss carryforwards	259,576	279,543
	918,671	887,976
Valuation allowance for deferred tax assets	--	--
Gross deferred tax asset	918,671	887,976
Deferred tax liabilities:		
Prepaid expenses	308,186	244,167
Intangible assets, net	31,490	--
Property and equipment, net	25,622	68,090
Gross deferred tax liability	365,298	312,257
Net deferred tax asset	$ 553,373	$ 575,719

The income tax expense (benefit) for the years ended December 31, 2008, 2007 and 2006 is summarized as follows:

	2008	2007	2006
Current:			
Federal	$ 2,387,855	$ 3,846,923	$ 1,346,815
State	315,400	499,296	202,784
	2,703,255	4,346,219	1,549,599
Deferred:			
Federal	19,559	(209,424)	682,289
State	2,787	(29,146)	92,524
	22,346	(238,570)	774,813
Total income tax expense	$ 2,725,601	$ 4,107,649	$ 2,324,412

The total income tax expense differs from amounts currently payable because certain revenues and expenses are reported in the statements of income in periods that differ from those in which they are subject to taxation. The principal differences relate to different methods of calculating depreciation and deferred rent for financial statement and income tax purposes, currently non-deductible book compensation expense items, currently non-deductible book accruals and reserves and currently deductible book prepaid amounts.

The current income tax expense summarized above for the years ended December 31, 2008, 2007 and 2006 does not include a tax benefit of $336,783, $898,597 and $1,446,567, respectively, related to certain employee stock option transactions. In accordance with SFAS 109, this excess tax benefit has been recorded as an increase to stockholder's equity in the accompanying consolidated balance sheets. Pursuant to the treatment required by SFAS 123(R), such excess tax benefits are reported as financing cash inflows.

A reconciliation between the statutory federal income tax rate of 34% and our 36.8%, 37.8% and 42.2% effective tax rates for the years ended December 31, 2008, 2007 and 2006, respectively, is as follows:

	2008	2007	2006
Federal statutory income tax rate	34.0%	34.0%	34.0%
State income taxes, net of federal benefit	2.9	2.8	3.5
Incentive stock option compensation	(1.1)	0.7	3.4
Non-deductible expenses	0.9	0.1	0.4

Miscellaneous	0.1	0.2	0.9
Effective income tax rate	36.8%	37.8%	42.2%

We have approximately $683,000 in net operating loss carryforwards which may be used to offset future taxable income. These loss carryforwards expire from 2019 through 2021. Certain changes in our stock ownership during 2001 resulted in an ownership change pursuant to the tax laws and, due to this change, all of our net operating loss carryforwards are subject to restrictions on the timing of their use.

On January 1, 2007, we adopted the provisions of FIN 48. Under FIN 48, tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely to be realized upon ultimate settlement. Unrecognized tax benefits are tax benefits claimed in tax returns that do not meet these recognition and measurement standards.

Upon adoption, and as of December 31, 2008 and 2007, we had no unrecognized tax benefits. We are subject to income taxes in the U.S. federal, various state and local jurisdictions. Tax consequences within each jurisdiction are subject to the applicable tax laws and regulations of the specific jurisdiction and often require significant judgment to apply. With few exceptions, we are no longer subject to U.S. federal, state or local income tax examinations by tax authorities for any years before 2002. Our policy is to classify any interest incurred on tax deficiencies as interest expense and income tax penalties as part of income tax expense. The adoption of FIN 48 did not have a material impact on our consolidated financial statements.

13. LEGAL PROCEEDINGS

Indemnification of our Chief Executive Officer and Derivative Complaint

For year ended December 31, 2008, we provided indemnification to our Chief Executive Officer, Kerry R. Hicks, for legal fees totaling approximately $700,000. The legal proceedings arose from loans that Mr. Hicks and three other executive officers provided to us in December 1999 in the amount of $3,350,000 (including $2,000,000 individually loaned by Mr. Hicks). These loans enabled us to purchase in December 1999 a minority interest in an internet healthcare rating business that has become our current healthcare provider rating and advisory services business. This purchase was critical to our business because we had agreed with the minority interest holder that if we failed to purchase the holder's interest by December 31, 1999, we would relinquish control and majority ownership to the holder. In March 2000, the executive officers converted our obligations to them (including the $2,000,000 owed to Mr. Hicks) into our equity securities in order to induce several private investors to invest an aggregate of $14,800,000 in our equity securities.

The executive officers personally borrowed money from our principal lending bank in order to fund the December 1999 loans to us. In early 2001, the bank claimed that Mr. Hicks was obligated to pay amounts owed to the bank by a former executive officer who was unable to fully repay his loan; Mr. Hicks denied this obligation. In October 2002, the bank sold the note to an affiliate of a collection agency (the collection agency and the affiliate are collectively referred to as the "collection agency"). Although the bank informed the collection agency in July 2003 of the bank's conclusion that Mr. Hicks was not obligated under the former executive's promissory note issued to the bank, the collection agency commenced litigation in September 2003 in Tennessee district federal court Tennessee to collect the remaining balance of approximately $350,000 on the note and named Mr. Hicks as a defendant. On motion by Mr. Hicks, the court action was stayed, and Mr. Hicks commenced an arbitration proceeding against the collection agency in October 2003, seeking an order that he had no liability under the note and asserting claims for damages. The bank was added as a party in March 2004.

The bank repurchased the note from the collection agency in December 2003 and resold the note to another third party in February 2004, so that Mr. Hicks' obligation to repay the note was no longer at issue. The remaining claims included, among others, claims by the bank against Mr. Hicks for costs and expenses of collection of the loan, claims by the collection agency against Mr. Hicks for abuse of process and tortious interference with the relationship between the bank and the collection agency, and claims by Mr. Hicks against the bank for breach of fiduciary duty and fraud, and against the collection agency for abuse of process and defamation. Mr. Hicks also commenced litigation in Colorado state court against the other parties, as well as two individuals affiliated with the collection agency (together with the collection agency, the "collection agency parties"), based on similar claims. That case was removed to federal court by the defendants. Mr. Hicks later filed an amended complaint against the collection agency parties in federal district court for abuse of process, defamation and intentional infliction of emotional distress. The federal district court determined that Mr. Hicks' claims should be submitted to the arbitration proceeding, but in January 2005, the arbitrator stayed Mr. Hicks' federal court claims and the collection agency's claims against Mr. Hicks for abuse of process and tortious interference until the other pending claims were considered. An arbitration hearing was held in February 2005 on the other claims submitted by the parties.

In April 2005, the arbitrator ruled that the collection agency was liable to Mr. Hicks in the amount of $400,000 for emotional distress and other maladies as well as attorneys' fees in the amount of $15,587 with interest as a result of the collection agency's abuse of process in initiating the action in Tennessee district federal court. The arbitrator determined that the bank had no liability.

The collection agency sought reconsideration of the ruling by the arbitrator, who denied the request. Mr. Hicks filed a motion with the federal district court to confirm the arbitration award, and the court confirmed the award in October 2005. The collection agency appealed the federal district court's confirmation of the arbitration award entered in favor of Mr. Hicks. In February 2007, the 10th Circuit Court of Appeals affirmed the district court's confirmation of the April 2005 award entered in favor of Mr. Hicks. This award has not been paid to Mr. Hicks.

The hearing on the remaining matters in the arbitration was held in February and March 2006. The arbitrator who heard these claims died unexpectedly a few days after the arbitration hearing concluded. A new arbitrator was appointed, and the remaining matters were again heard by the new arbitrator in October 2006. Final briefings on the remaining matters in the arbitration were concluded in April 2007. In May 2007, the arbitrator entered an award in favor of Mr. Hicks in connection with his claims of defamation and outrageous conduct. For these claims, the arbitrator awarded Mr. Hicks compensatory damages from the collection agency parties totaling $950,000. The arbitrator also awarded Mr. Hicks punitive damages totaling $950,000 against Daniel C. Cadle, Buckeye Retirement Co., LLC, Ltd and The Cadle Company and $10,000 against William Shaulis, Buckeye Retirement Co., LLC, Ltd. and The Cadle Company. Additionally, the arbitrator awarded Mr. Hicks prejudgment interest in the approximate amount of $300,000. With respect to the collection agency parties' claims against Mr. Hicks, the arbitrator ruled in favor of Mr. Hicks. The arbitrator ruled against Mr. Hicks with respect to his abuse of process claim. In July 2008, the U.S. District Court confirmed the arbitrator's May 2007 order and subsequent final award in favor of Mr. Hicks, with the exception of the award of prejudgment interest. This award has not been paid to Mr. Hicks. We do not know what other actions the collection agency parties may take, when Mr. Hicks will be paid the awards, or when we may receive reimbursement for any or all of the indemnification expenses we have incurred and continue to incur in these matters.

On July 10, 2007, a U.S. District Court Judge entered an order precluding Daniel C. Cadle, one of the collection agency parties, from engaging in 13 acts that the arbitrator found to be outrageous. On July 20, 2007, a County Court Judge in Jefferson County, Colorado, entered a Permanent Civil Protection Order against Daniel C. Cadle. The Protection Order requires that Mr. Cadle stay at least 250 yards from Mr. Hicks, his residences and our headquarters. On July 26, 2007, Mr. Cadle appealed the Civil Protection Order entered by the County Court Judge in Jefferson County, Colorado, to the State District Court. On January 15, 2008, the State District Court affirmed the Civil Protection Order entered by the County Court. On December 2, 2008, the Colorado Supreme Court denied Mr. Cadle's request for further review. Thus, the Permanent Civil Protection Order remains in effect.

In July 2007, Mr. Hicks filed a motion for leave to file a second amended complaint and to refer claims to arbitration in which he alleged that certain of the collection agency parties, after the October 2006 arbitration hearing, continued to engage in conduct substantially similar to that upon which the arbitrator entered his compensatory and punitive damages order in May 2007. The collection agency parties opposed the relief sought by Mr. Hicks. On October 17, 2007, the court granted Mr. Hicks' motion for leave to file a second amended complaint. A supplemental complaint asserting claims for defamation and outrageous conduct against certain of the collection agency parties was filed on October 29, 2007, in accordance with the court's order. Those claims have been referred to arbitration.

The claims Mr. Hicks asserts in the arbitration are for defamation and outrageous conduct against the collection agency parties. Mr. Hicks has filed motions to attempt to narrow the issues to be heard based upon the findings made by the arbitrator in his May 2007 ruling. The collection agency parties have raised claims against Mr. Hicks for abuse of process, "frivolous and spurious lawsuit" and "attorneys' fees." Mr. Hicks filed a motion to dismiss the counterclaims. All counterclaims have been dismissed voluntarily or by order of the Arbitrator, except the Buckeye Respondents' counterclaim for abuse of process. The arbitrator has set the matter for hearing commencing on August 10, 2009.

On October 7, 2008, the U.S. District Court entered judgment in favor of Mr. Hicks on both arbitration awards and certified the judgment as immediately appealable. The District Court reversed the Arbitrator's Award of prejudgment interest. On October 14, 2008, the Clerk of Courts entered judgment as follows: in favor Mr. Hicks and against The Cadle Company, Buckeye Retirement Co., LLC. Ltd., jointly and severally, in the amount of $415,587; against The Cadle Company, Buckeye Retirement Co., LLC. Ltd., and Daniel C. Cadle, jointly and severally, for compensatory and punitive damages in the amount of $1.7 million; and against The Cadle Company, Buckeye Retirement Co., LLC. Ltd., and William E. Shaulis, jointly and severally, for compensatory and punitive damages in the amount of $210,000; with post judgment interest accruing at the legal rate of 1.59%. The collection agency parties have appealed the judgment to the 10th Circuit Court of Appeals and Mr. Hicks has appealed the denial of his award of prejudgment interest. Briefing before the 10th Circuit is to be completed in May 2009.

Our Board of Directors initially agreed to indemnify Mr. Hicks in December 2004. The determination to indemnify Mr. Hicks was based on, among other things, the fact that the dispute related to Mr. Hicks' efforts and personal financial commitment to provide funds to us in December 1999, without which we likely would not have remained viable. Mr. Hicks has advised us that he intends to reimburse us for all indemnification expenses we have incurred and continue to incur, from the proceeds of any final awards paid to him, net of any income taxes payable by him resulting from the awards.

By a letter to our Board of Directors dated February 13, 2006, Daniel C. Cadle, made allegations directed at us, Mr. Hicks, the attorneys representing Mr. Hicks in the arbitration and the late arbitrator. The principal allegations appear to be that we, Mr. Hicks, and the attorneys conspired to enter into an illegal arrangement with an account officer of the bank whose loan was the initial subject of the arbitration, without the bank's knowledge, that enabled us to indirectly obtain funds from the bank and, in conspiracy with the late arbitrator, prevented the collection agency parties from reporting the alleged conduct to government authorities. Mr. Cadle threatened suit if he was not paid $10.3 million. We believe these allegations are absurd and completely without merit. To our knowledge, neither Mr. Cadle nor any of the other collection agency parties has sought to assert any such "claims" against us in the arbitration. We will vigorously contest any such litigation that may be brought against us by the collection agency parties.

In addition, in September and October 2006, our Board of Directors and our counsel received communications from counsel to Daniel C. Cadle demanding a review of the indemnification payments made by us on Mr. Hicks' behalf and raising certain other issues. In December 2006, Daniel C. Cadle filed a putative shareholder derivative complaint in the U.S. District Court for the District of Colorado against several of our current and former members of our Board of Directors, Mr. Hicks and our Chief Financial Officer (collectively, the "defendants"). Mr. Cadle alleged, among other items, that the defendants wasted and continued to waste corporate assets and opportunities by permitting the indemnification described above, that Mr. Hicks converted assets properly belonging to us and our stockholders to his own use and benefit by accepting the indemnification payments and that the defendants violated Colorado and Delaware state and federal law by concealing material information or making materially misleading statements in our quarterly and annual financial reports regarding these matters. Mr. Cadle sought a recovery to our company of the attorneys fees paid to indemnify Mr. Hicks, participatory damages to himself personally as well as any attorneys fees he incurred in this matter. Mr. Cadle also sought injunctive relief to prevent us from continuing to indemnify Mr. Hicks. In April 2007, the defendants filed a motion to dismiss the shareholder derivative complaint. The defendants' motion to dismiss the shareholder derivative complaint was granted by the U.S. District Court in June 2007, and the plaintiff appealed the dismissal of the complaint to the 10th Circuit Court of Appeals. In April 2008, the 10th Circuit Court of Appeals affirmed the dismissal of the shareholder derivative complaint. In June 2008, the U.S. District Court denied our motion for attorneys' fees in this case.

See Note 18 for a description of developments after December 31, 2008 on certain matters concerning the indemnification of our CEO.

Gotham/Primarius Complaint

In March 2007, Gotham Holdings, LP, Primarius Partners LP, Primarius Offshore Partners LTD., Primarius Focus LP and Primarius China Fund LP (collectively, the "Plaintiffs") commenced an action in the United States District Court, Southern District of New York against us, MDB Capital Group ("MDB") and Essex Woodlands Health Ventures ("Essex"). The case relates to sales made by Essex in December 2005 and February 2006 of approximately 9.1 million shares of our common stock to a number of investors, including the Plaintiffs. These sales occurred under a registration statement that we initially filed with the Securities and Exchange Commission in May 2005. Essex engaged a broker, MDB, in connection with the sales. We did not receive any proceeds from these sales.

The Plaintiffs allege claims under Section 10(b) of the Exchange Act and Rule 10b-5, Section 12 of the Securities Act, fraud with respect to alleged material misrepresentations and/or omissions of material fact and negligent misrepresentation in connection with the Plaintiffs' purchase of our common stock. As they relate to us, the claims arise out of our SEC filings and presentations made by company management at the request of Essex, to Plaintiffs (or parties allegedly related to the Plaintiffs) in December 2005 and February 2006. Specifically, the claims relate to alleged misrepresentations by company management regarding the likelihood that an agreement we had with Hewitt Agreement would move to full implementation.

In July 2007, we filed a motion to dismiss the Gotham/Primarius complaint. The Plaintiffs responded by filing a first amended complaint in August 2007. In the first amended complaint, the Plaintiffs asserted the same four claims against us that they had made in the original complaint, and three new entities were added as plaintiffs (Willow Creek Capital Partners, LP, Willow Creek Capital Partners II, LP, and Willow Creek Offshore, Ltd.). We filed a motion to dismiss the first amended complaint in September 2007. In October 2007, the court granted our motion to dismiss the first amended complaint, with leave given to the Plaintiffs to file a second amended complaint.

In October 2007, the Plaintiffs filed a second amended complaint against us, which contained allegations that were substantially similar to those pled in the first amended complaint. We filed a motion to dismiss the second amended complaint in December 2007.

The court conducted oral argument on the motion to dismiss the second amended complaint in January 2008, at which time it denied our motion to dismiss the common law fraud and Section 10(b) claims, but deferred a decision on the Section 12 and negligent misrepresentation claims. In February 2008, the court issued an opinion dismissing the Section 12 claim, but maintaining the negligent misrepresentation claim because dismissal at that time was premature. We will have an opportunity to renew our argument once the court has decided which state's law applies.

In December 2008, Plaintiffs moved to file a third amended complaint. Following argument on the motion, the court granted the Plaintiffs leave to file an amended complaint.

See Note 18 for a description of developments after December 31, 2008 on certain matters involving the Gotham/Primarius complaint.

We are subject to other legal proceedings and claims that arise in the ordinary course of our business. In the opinion of management, these actions are unlikely to materially affect our financial position.

14. COMMITMENTS

We have entered into employment agreements that provide two executives with minimum base pay, annual incentive awards and other fringe benefits. We expense all costs related to the agreements in the period that the services are rendered by the employee. In the event of death, disability, termination with or without cause, voluntary employee termination, or change in our ownership, we may be partially or wholly relieved of our financial obligations to such individuals. However, under certain circumstances, a change in control of the Company may provide significant and immediate enhanced compensation to the executives. At December 31, 2008, we were contractually obligated to pay base salary to these executives of approximately $1,181,000 through December 31, 2011.

We have entered into certain licensing and contractual agreements with various parties to access and use data from these parties for the purpose of providing various health information and resources on our websites. We have the ability to terminate these agreements upon certain conditions. Our remaining purchase obligations under these contracts at December 31, 2008 are approximately $0.5 million over a three-year period. For the years ended December 31, 2008, 2007 and 2006, amounts included in cost of ratings and advisory revenue for purchases under these agreements are approximately $362,000, $401,000 and $534,000, respectively.

15. EMPLOYEE BENEFIT PLAN

We maintain a defined contribution employee benefit plan (the "Benefit Plan"). The Benefit Plan covers substantially all of our employees and includes a qualified non-elective contribution equal to 3% of annual compensation, applicable to all eligible participants, regardless of whether or not the participant contributes to the Benefit Plan.

Expense under the Benefit Plan, including the qualified non-elective contribution, aggregated approximately $361,000, $305,000 and $237,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

16. RELATED PARTY TRANSACTION

On August 13, 2007, we entered into a Consulting Services Agreement, subsequently amended on August 26, 2007, with OmniMedix Institute, a nonprofit corporation dedicated to improving quality, efficiency and equity of health care by fostering the proliferation and use of patient-centric health information technologies. The Chairman and Chief Executive Officer of OmniMedix Institute is J.D. Kleinke, a former member of our Board of Directors. Mr. Kleinke resigned from our Board effective March 7, 2008. The Consulting Services Agreement involves the development of a web-based pharmaceutical ratings survey instrument and reporting application for deployment and operation on our website. The aggregate monetary value of the Consulting Services Agreement is $157,000 which was payable over the term of the agreement. For the years ended December 31, 2008 and 2007, we paid $100,611 and $62,500, respectively, pursuant to the Consulting Services Agreement all of which is capitalized on our balance sheet within the financial statement line "Property and equipment, net." All obligations under the Consulting Services Agreement have been satisfied as of December 31, 2008. No related party expense is included in the consolidated statements of income for the years ended December 31, 2008, 2007 or 2006.

17. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended December 31, 2008 and 2007.

2008	March 31	June 30	September 30	December 31
Revenue:				
Ratings and advisory	$ 9,129,817	$ 9,291,370	$ 10,023,373	$ 11,218,824
Other	5,992	6,113	6,684	6,163
Total revenue	9,135,809	9,297,483	10,030,057	11,224,987

Expenses:				
Cost of ratings and advisory revenue	1,572,732	1,545,410	1,604,983	2,036,108
Gross margin	7,563,077	7,752,073	8,425,074	9,188,879
Operating expenses:				
Sales and marketing	2,377,774	2,380,652	2,677,158	3,410,184
Product development	1,689,829	1,712,168	1,889,339	1,987,947
General and administrative	1,978,627	2,000,486	1,894,964	2,244,454
Income from operations	1,516,847	1,658,767	1,963,613	1,546,294
Other:				
Interest income	201,110	127,291	94,428	6,928
Interest expense	(65)	(51)	(90)	(2,706)
Minority interest	104,291	79,866	53,069	66,778
Income before income taxes	1,822,183	1,865,873	2,111,020	1,617,294
Income tax expense	665,688	657,699	789,065	613,149
Net income	1,156,495	1,208,174	1,321,955	1,004,145
Net income per share (basic)	$ 0.04	$ 0.04	$ 0.05	$ 0.04
Weighted average shares outstanding (basic)	27,741,844	26,955,947	26,705,410	26,641,745
Net income per share (diluted)	$ 0.04	$ 0.04	$ 0.04	$ 0.03
Weighted average shares outstanding (diluted)	32,575,916	31,699,824	31,204,195	30,452,885

2007	March 31	June 30[1]	September 30	December 31
Revenue:				
Ratings and advisory	$ 7,880,859	$ 8,033,201	$ 8,103,208	$ 8,724,342
Other	2,450	3,410,651	3,564	8,800
Total revenue	7,883,309	11,443,852	8,106,772	8,733,142
Expenses:				
Cost of ratings and advisory revenue	1,358,069	1,283,689	1,212,626	1,469,288
Gross margin	6,525,240	10,160,163	6,894,146	7,263,854
Operating expenses:				
Sales and marketing	2,032,781	2,209,384	2,333,067	2,572,679
Product development	1,230,906	1,347,447	1,346,859	1,566,513
General and administrative	2,380,306	942,324	1,914,726[2]	1,767,558
Income from operations	881,247	5,661,008	1,299,494	1,357,104
Other:				
Other	--	--	--[2]	--
Interest income	229,958	479,507	333,151	288,287
Interest expense	(110)	(1,125)	(414)	(122)
Minority interest	53,590	78,413	97,644	98,188
Income before income taxes	1,164,685	6,217,803	1,729,875	1,743,457
Income tax expense	503,351	2,384,017	675,178	545,103
Net income	661,334	3,833,786	1,054,697	1,198,354
Net income per share (basic)	$ 0.02	$ 0.13	$ 0.04	$ 0.04
Weighted average shares outstanding (basic)	28,566,594	28,729,766	28,708,557	28,479,761
Net income per share (diluted)	$ 0.02	$ 0.11	$ 0.03	$ 0.04
Weighted average shares outstanding (diluted)	33,817,837	33,926,878	33,741,661	33,398,968

(1) – Net income in June 2007 includes the arbitration award from Hewitt of approximately $2.8 million, net of tax.
(2) – Other expense of $25,268 as filed in our Form 10-Q for the period ended September 30, 2007 was reclassified to general and administrative expense.

18. SUBSEQUENT EVENTS

Indemnification and Derivative Complaint

On February 11, 2009, the U.S. District Court in Colorado permitted registration of the judgment in the Northern District of Ohio, where there are assets of the defendants. Mr. Hicks retained counsel in Ohio to collect on the judgment. On February 27, 2009, the collection agency parties posted a cash supersedeas bond in an amount exceeding $2.3 million with the U.S. District Court in Colorado. Should Mr. Hicks prevail in the appeal, he may collect the amounts due him from the bond.

Gotham/Primarius Complaint

Plaintiffs filed the third amended complaint on February 17, 2009. The third amended complaint adds Kerry Hicks as a defendant and asserts claims against him for violation of Section 20(a) of the Exchange Act and for fraud. Aside from the addition of Mr. Hicks as defendant, the substantive allegations of the third amended complaint are the same as the second amended complaint.

Executive Officers of the Registrant

On February 4, 2009, Sarah Loughran provided notice of her intent to resign as Executive Vice President of the Company, effective March 9, 2009. Ms. Loughran was a "named executive officer" in the Company's Proxy Statement related to the Company's 2008 Annual Meeting of Stockholders. Ms. Loughran will continue employment with us as Vice President – Product Development.

The board of directors of the Company appointed Dr. Samantha Collier to replace Ms. Loughran as Chief Medical Officer/Executive Vice President, effective March 9, 2009. Dr. Collier is a board certified internist and served as the Company's Senior Vice President of Medical Affairs/Chief Medical Officer.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report are effective to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure.

Change in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the company's internal control over financial reporting was effective as of December 31, 2008. Grant Thornton LLP has audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2008; their report is included below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Health Grades, Inc.

We have audited Health Grades, Inc. (a Delaware Corporation) and subsidiary's (collectively, the "Company") internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Frame*work issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over financial reporting. Our responsibility is to express an opinion on Health Grades, Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008 and our report dated March 16, 2009 expressed an unqualified opinion.

/s/ GRANT THORNTON LLP

Denver, Colorado
March 16, 2009

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item will be included in HealthGrades' Proxy Statement for its 2009 Annual Meeting of Stockholders to be filed with the SEC 120 days after the end of the fiscal year ended December 31, 2008 (the "2009 Proxy Statement") and is incorporated herein by reference.

The information required by this item concerning our executive officers is set forth under the heading "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K.

Item 11. Executive Compensation

The information required by this item will be included in the 2009 Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Equity Compensation Plan Information

The following table provides information, as of December 31, 2008, regarding securities issuable under our stock based compensation plans.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights *(a)*	Weighted-average exercise price of outstanding options, warrants, rights and RSAs *(b)*	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column *(a)*) *(c)*
Equity compensation plans approved by security holders	6,301,765[1]	$0.30	3,955,972
Equity compensation plans not approved by security holders	N/A		N/A
Total	6,301,765		3,955,972

[1] 1,725,360 of securities to be issued upon exercise relate to restricted stock awards not yet vested.

Other information required by this item will be included in the 2009 Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships, Related Transactions and Director Independence

The information required by this item will be included in our 2009 Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information required by this item will be included in our 2009 Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements.

The financial statements listed in the accompanying Index to Financial Statements and Financial Statement Schedule at page 40 are filed as part of this Form 10-K.

2. Financial Statement Schedules.

The following financial statement schedule is filed as part of this Form 10-K:

Schedule II - Valuation and Qualifying Accounts.

All other schedules have been omitted because they are not applicable, or not required, or the information is shown in the Financial Statements or notes thereto.

Schedule II -- Valuation and Qualifying Accounts

ALLOWANCE FOR DOUBTFUL ACCOUNTS ON TRADE RECEIVABLES	BALANCE AT BEGINNING OF PERIOD	CHARGED TO COSTS AND EXPENSES	CHARGED TO OTHER ACCOUNTS	DEDUCTIONS	BALANCE AT END OF PERIOD
Year ended December 31, 2008	$ 19,207	$ 20,000	$ --	$ 19,150[(1)]	$ 20,057
Year ended December 31, 2007	$ 19,207	$ --	$ --	$ --	$ 19,207
Year ended December 31, 2006	$ 4,207	$ 15,000	$ --	$ --	$ 19,207

(1) Represents actual amounts charged against the allowance for the periods presented.

(b) Exhibits.

The following is a list of exhibits filed as part of this annual report on Form 10-K. Unless otherwise indicated, the file number of each document incorporated by reference is 0-22019.

EXHIBIT NUMBER	DESCRIPTION
2.1	Asset Purchase Agreement dated October 13, 2008 by and among HealthGrades, Inc. and Adviware Pty Ltd. (incorporated by reference to Exhibit 2.1 to our Form 8-K, filed on October 14, 2008)
3.1	Form of Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to our Annual Report on Form 10-K for the year ended December 31, 2001)
3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to our amendment to our Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2004, filed on May 2, 2005)
10.1*+	2006 Equity Compensation Plan Amended and Restated
10.1.2*	Form of Grant Notice of Restricted Stock Award (incorporated by reference to Exhibit 10.1.2 to our Form 10-K for the year ended December 31, 2006)
10.3*	Employment Agreement dated as of April 1, 1996 by and between Specialty Care Network, Inc. and Kerry R. Hicks (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form S-1 (File No. 333-17627))
10.3.1*	Amended and Restated Employment Agreement dated August 6, 2008 by and between Health Grades, Inc. and Kerry R. Hicks (incorporated by reference to Exhibit 10.3.1 to our Form 10-Q for the quarter ended June 30, 2008)
10.3.2*	Confidentiality and Non-Competition Agreement dated August 6, 2008 by and between Health Grades, Inc. and Kerry R. Hicks

	(incorporated by reference to Exhibit 10.3.2 to our Form 10-Q for the quarter ended June 30, 2008)
10.4.1*	Employment Agreement between Specialty Care Network, Inc. and David Hicks, dated March 1, 1996 (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form S-1 (File No. 333-17627))
10.4.2*	Amendment to Employment Agreement between Specialty Care Network, Inc. and David Hicks, dated December 2, 1997. (incorporated by reference to Exhibit 10.8.1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 1997)
10.5	Building Lease between GR Development One, LLC, Landlord and Health Grades, Inc., Tenant. (incorporated by reference to exhibit 10.6 to our Form 10-K for the year ended December 31, 2005)
10.5.1	Building Lease Amendment (incorporated by reference to exhibit 10.5.1 to our Form 10-K for the year ended December 31, 2006)
10.6*+	Directors Compensation
10.7*	Steven D. Wood Offer of Employment Letter (incorporated by reference to exhibit 99.1 to our Form 8-K, filed on July 10, 2006)
21.1+	List of subsidiaries of Registrant
23.1+	Consent of Grant Thornton LLP
31.1+	Certification of the Chief Executive Officer pursuant to Rule 15d-14(a) under the Securities Exchange Act.
31.2+	Certification of the Chief Financial Officer pursuant to Rule 15d-14(a) under the Securities Exchange Act.
32.1+	Certification of the Chief Executive Officer pursuant to Rule 15d-14(b) under the Securities Exchange Act.
32.2+	Certification of the Chief Financial Officer pursuant to Rule 15d-14(b) under the Securities Exchange Act.

* - Constitutes a management contract, compensatory plan or arrangement required to be filed as an exhibit to this report.
+ - Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEALTH GRADES, INC.

Date: March 16, 2009

/s/ Kerry R. Hicks
Kerry R. Hicks
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

NAME	TITLE	DATE
/s/ Kerry R. Hicks Kerry R. Hicks	Chairman, President and Chief Executive Officer (Principal Executive Officer)	March 16, 2009
/s/ Allen Dodge Allen Dodge	Executive Vice President, Chief Financial Officer, Secretary and Treasurer (Principal Financial and Accounting Officer	March 16, 2009
/s/ Mary Boland Mary Boland	Director	March 16, 2009
/s/ Leslie S. Matthews, M.D. Leslie S. Matthews, M.D.	Director	March 16, 2009
/s/ John Quattrone John Quattrone	Director	March 16, 2009

Exhibit 10.1

HEALTH GRADES, INC.

2006 EQUITY COMPENSATION PLAN

HEALTH GRADES, INC.

2006 EQUITY COMPENSATION PLAN

The purpose of the Health Grades, Inc. 2006 Equity Compensation Plan (the "Plan") is to provide (i) designated employees of Health Grades, Inc. (the "Company") and its subsidiaries, (ii) certain consultants and advisors who perform services for the Company or its subsidiaries and (iii) non-employee members of the Board of Directors of the Company with the opportunity to receive grants of incentive stock options, nonqualified stock options, stock appreciation rights, stock awards and other stock-based awards. The Company believes that the Plan will encourage the participants to contribute materially to the growth of the Company, thereby benefitting the Company's stockholders, and will align the economic interests of the participants with those of the stockholders.

The Plan is an amendment and restatement of the Health Grades, Inc. 2006 Equity Compensation Plan. The purpose of this amendment and restatement is to bring the Plan into compliance with Code section 409A. Outstanding grants previously issued under the 2006 Equity Compensation Plan will continue in effect according to their terms.

Definitions

The following terms shall have the meanings set forth below for purposes of the Plan:

"Board" shall mean the Board of Directors of the Company.

"Cause" shall mean, except to the extent specified otherwise by the Committee, a finding by the Committee that the Grantee (i) has breached his or her employment or service contract with the Employer, (ii) has engaged in disloyalty to the Company, including, without limitation, fraud, embezzlement, theft, commission of a felony or proven dishonesty, (iii) has disclosed trade secrets or confidential information of the Employer to persons not entitled to receive such information, (iv) has breached any written non-competition or non-solicitation agreement between the Grantee and the Employer or (v) has engaged in such other behavior detrimental to the interests of the Employer as the Committee determines.

"Change of Control" shall be deemed to have occurred in accordance with the Grant Instrument or, if no definition of Change of Control is contained in the Grant Instrument, if:

(i) After the Effective Date, any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes a "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 20% or more of the voting power of the then outstanding securities of the Company, except where the acquisition is approved by the Board; provided that, with respect to any stockholder that, as of the Effective Date, is such a beneficial owner of more than 10% of the voting outstanding securities of the Company, a change of control shall be deemed to occur if such stockholder becomes a beneficial owner, directly or indirectly, of securities of the Company representing 35% of the then outstanding securities of the Company, except where the acquisition is approved by the Board;

The consummation of (i) a merger or consolidation of the Company with another corporation where the stockholders of the Company, immediately prior to the merger or consolidation, will not beneficially own, immediately after the merger or consolidation, and on a pro rata basis substantially equivalent to their respective beneficial ownership of voting securities immediately prior to the merger or consolidation, shares entitling such stockholders to a majority of all votes to which all stockholders of the surviving corporation would be entitled in the election of directors, or where the members of the Board, immediately prior to the merger or consolidation, would not, immediately after the merger or consolidation, constitute a majority of the board of directors of the surviving corporation, (ii) a sale or other disposition of all or substantially all of the assets of the Company, or (iii) a liquidation or dissolution of the Company;

Any person has commenced a tender offer or exchange offer for 10% or more of the voting power of the then outstanding shares of the Company; or

After the Effective Date, directors are elected such that a majority of the members of the Board shall have been members of the Board for less than two years, unless the election or nomination for election of each new director who was not a director at the beginning of such two-year period was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such period.

"Code" shall mean the Internal Revenue Code of 1986, as amended.

"Committee" shall mean the Board or the committee that administers the Plan, as described in Section 2.

"Company" shall mean Health Grades, Inc. and shall include its successors.

(g) "Company Stock" shall mean a share of common stock of the Company.

(h) "Disability" or "Disabled" shall mean the Grantee's becoming disabled within the meaning of section 22(e)(3) of the Code, within the meaning of the Employer's long-term disability plan applicable to the Grantee, or as otherwise determined by the Committee.

(i) "Effective Date" shall mean July 24, 2006, the date on which the stockholders approved the Company's 2006 Equity Compensation Plan. The Effective Date of this amended and restated 2006 Equity Compensation Plan shall be January 1, 2008.

(j) "Employee" shall mean an employee of the Company or a subsidiary of the Company.

(k) "Employed by, or providing service to, the Employer" shall mean employment or service as an Employee, Key Advisor or member of the Board (so that, for purposes of exercising Options and SARs and satisfying conditions with respect to other Grants, a Grantee shall not be considered to have terminated employment or service until the Grantee ceases to be an Employee, Key Advisor or member of the Board), unless the Committee determines otherwise with respect to a Key Advisor.

(l) "Employer" shall mean the Company and its subsidiaries and other related entities, as determined by the Committee.

(m) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

(n) "Executive Officer" shall have the same meaning as under Rule 3b-7 of the Exchange Act.

(o) "Exercise Price" shall mean the purchase price of Company Stock subject to an Option.

(p) "Fair Market Value" shall mean:

If Company Stock is publicly traded, then the Fair Market Value per share shall be determined as follows: (x) if the principal trading market for the Company Stock is a national securities exchange or Nasdaq, the last reported sale price thereof on the relevant date or, if there were no trades on that date, the latest preceding date upon which a sale was reported, or (y) if the Company Stock is not listed on a national securities exchange or Nasdaq, the last reported sale price on the OTC Bulletin Board on the relevant date or, if there were no trades on that date, the latest preceding date (but no earlier than five days preceding the relevant date) upon which a sale was reported, or (z) if the Company Stock is not listed on a national securities exchange or Nasdaq, and if transaction information is not available on the OTC Bulletin Board, the mean between the last reported high and low selling prices of Company Stock on the relevant date, as reported on Pink Sheets LLC's Electronic Quotation

System or, if not so reported, as reported in a recognized financial reporting service, as applicable and as the Committee determines.

If Fair Market Value for Company Stock cannot be determined pursuant to Section 1(p)(i), the Fair Market Value per share shall be as determined by the Committee based on an independent appraisal that meets the requirements of Code section 401(a)(28)(C) and the applicable regulations as of a date that is no more than twelve (12) months before the relevant transaction to which the valuation is applied.

(q) "Grant" shall mean a grant of Options, SARs, Stock Awards or Other Stock-Based Awards under the Plan.

(r) "Grant Instrument" shall mean the agreement that sets forth the terms of a Grant, including any amendments.

(s) "Grantee" shall mean an Employee, Non-Employee Director or Key Advisor who receives a Grant under the Plan.

(t) "Incentive Stock Option" shall mean an option to purchase Company Stock that is intended to meet the requirements of section 422 of the Code.

(u) "Key Advisor" shall mean a consultant or advisor of the Company or a subsidiary of the Company.

(v) "1996 Plan" means the Health Grades, Inc. 1996 Equity Compensation Plan, as in effect before the Effective Date of the amendment and restatement of the 1996 Plan which was renamed the Health Grades, Inc. 2006 Equity Compensation Plan.

(w) "Non-Employee Director" shall mean a member of the Board who is not an Employee.

(x) "Non-Executive Officer Grant Committee" shall mean the Committee described in Section 2(d).

(y) "Nonqualified Stock Option" shall mean an option to purchase Company Stock that is not intended to meet the requirements of section 422 of the Code.

(z) "Option" shall mean an Incentive Stock Option or Nonqualified Stock Option granted under the Plan, as described in Section 6.

(aa) "Other Stock-Based Award" shall mean any Grant based on, measured by or payable in Company Stock, as described in Section 9.

(bb) "SAR" shall mean a stock appreciation right with respect to a share of Company Stock, as described in Section 8.

(cc) "Stock Award" shall mean an award of a share of Company Stock, with or without restrictions, as described in Section 7.

Administration

Committee. The Plan shall be administered and interpreted by the Board or by one or more committees appointed by the Board. To the extent that the Board or a committee makes or administers Grants, as applicable, references in the Plan to the "Committee" shall be deemed to refer to such Board or committee. The Board shall approve and administer all Grants made to Non-Employee Directors. The Committee that administers the Plan with respect to Grants to executive officers of the Company shall consist solely of two or more Board members who are "non-employee directors" as defined in Rule 16b-3 under the Exchange Act. The Committee that administers the Plan with respect to Grants that are intended to comply with the requirements of section 162(m) of the Code shall consist of two or more Board members who are "outside directors" as defined in section 162(m) of the Code. The Board may appoint a separate Non-Executive Officer Grant Committee, as described in subsection (d) below, to make some or all Grants to persons who are not members of the Board or executive officers, and which are not intended to comply with the requirements of section 162(m) of the Code. The Non-Executive Officer Grant Committee shall have only the authority set forth in subsection (d), and references in the Plan to the "Committee" shall include the Non-Executive Officer Grant Committee only with respect to the approval of Grants as described in subsection (d). The Board may ratify or approve any Grants as it deems appropriate.

Committee Authority. Subject to subsection (d) below, the Committee shall have the sole authority to (i) determine the individuals to whom Grants shall be made under the Plan, (ii) determine the type, size and terms of the Grants to be made to each such individual, (iii) determine the time when the Grants will be made and the duration of any applicable exercise or restriction period, including the criteria for exercisability and the acceleration of exercisability, (iv) amend the terms of any previously issued Grant, subject to the provisions of Section 16 below, and (v) deal with any other matters arising under the Plan.

Committee Determinations. The Committee shall have full power and express discretionary authority to administer and interpret the Plan, to make factual determinations and to adopt or amend such rules, regulations, agreements and instruments for implementing the Plan and for the conduct of its business as it deems necessary or advisable, in its sole discretion. The Committee's interpretations of the Plan and all determinations made by the Committee pursuant to the powers vested in it hereunder shall be conclusive and binding on all persons having any interest in the Plan or in any awards granted hereunder. All powers of the Committee shall be executed in its sole discretion, in the best interest of the Company, not as a fiduciary, and in keeping with the objectives of the Plan and need not be uniform as to similarly situated individuals.

Non-Executive Officer Grant Committee. The Board may establish a Non-Executive Officer Grant Committee, which shall have the power, solely with respect to Employees who are not executive officers of the Company, to make Grants under the Plan, subject to the following terms and limitations:

The Non-Executive Officer Grant Committee may make Grants only in connection with the hiring of new Employees who are not executive officers of the Company or in connection with the promotion of employees to non-executive officer positions.

The maximum number of shares of Company Stock underlying Grants made to any individual Employee by the Non-Executive Officer Grant Committee may not exceed 75,000 shares in any calendar year, subject to adjustment as described in Section 4(d).

When granting Options, the Non-Executive Officer Grant Committee shall grant Incentive Stock Options to the extent permissible under the Code; otherwise, such Options shall be Nonqualified Stock Options.

The Non-Executive Officer Grant Committee may set such vesting terms with respect to Grants as it deems appropriate.

The Exercise Price per share of any Options granted by the Non-Executive Officer Grant Committee shall be at least equal to the Fair Market Value of a share of Company Stock on the date of grant.

The Non-Executive Officer Grant Committee may provide for an Option term shorter than ten years.

In all other respects, the Grants made by the Non-Executive Officer Grant Committee shall be governed by the terms of the Grant Instruments in the form then authorized by the Committee that otherwise administers the Plan.

The Non-Executive Officer Grant Committee's powers shall be as enumerated in this Section. The Non-Executive Officer Grant Committee shall not otherwise perform the functions of the Committee under this Plan.

The Committee that otherwise administers the Plan may also make Grants to non-executive officer Employees in accordance with the provisions of the Plan.

The maximum number of shares underlying Grants made by the Non-Executive Officer Grant Committee in any calendar quarter shall not exceed 300,000 shares, subject to adjustment as described in Section 4(d).

The Non-Executive Officer Grant Committee may not make Grants that are intended to be exempt from the tax deduction limitation of section 162(m) of the Code as "performance-based compensation."

Grants

Awards under the Plan may consist of grants of Options as described in Section 6, Stock Awards as described in Section 7, SARs as described in Section 8, and Other Stock-Based Awards as described in Section 9. All Grants shall be subject to the terms and conditions set forth herein and to such other terms and conditions consistent with this Plan as the Committee deems appropriate and as are specified in writing by the Committee to the individual in the Grant Instrument. All Grants shall be made conditional upon the Grantee's acknowledgement, in writing or by acceptance of the Grant, that all decisions and determinations of the Committee shall be final and binding on the Grantee, his or her beneficiaries and any other person having or claiming an interest under such Grant. Grants under a particular Section of the Plan need not be uniform as among the Grantees.

Shares Subject to the Plan

Shares Authorized. Subject to adjustment as described in subsection (d) below, the aggregate number of shares of Company Stock that may be issued or transferred under the Plan is 13,000,000 shares. The maximum number of authorized shares includes shares to be issued or transferred pursuant to outstanding grants under the Plan as of the Effective Date, but does not include shares issued pursuant to the exercise of grants under the 1996 Plan that occur prior to the Effective Date.

Source of Shares; Share Counting. Shares issued or transferred under the Plan may be authorized but unissued shares of Company Stock or reacquired shares of Company Stock, including shares purchased by the Company on the open market for purposes of the Plan. If and to the extent Options or SARs granted under the Plan terminate, expire, or are canceled, forfeited, exchanged or surrendered without having been exercised, and if and to the extent any Stock Awards or Other Stock-Based Awards are forfeited, terminated or otherwise not paid in full, the shares subject to such Grants shall again be available for purposes of the Plan.

Individual Limits. All Grants under the Plan shall be expressed in shares of Company Stock. The maximum aggregate number of shares of Company Stock that may be subject to Grants of Options or SARs made under the Plan to any individual during any calendar year shall be 750,000 shares, subject to adjustment as described in subsection (d) below. The individual limits of this subsection (c) shall apply without regard to whether the Grants are to be paid in Company Stock or cash. All cash payments shall equal the Fair Market Value of the shares of Company Stock to which the cash payments relate on or immediately before the date of payment.

Adjustments. If there is any change in the number or kind of shares of Company Stock outstanding (i) by reason of a stock dividend, spinoff, recapitalization, stock split, or combination or exchange of shares, (ii) by reason of a merger, reorganization or consolidation, (iii) by reason of a reclassification or change in par value, or (iv) by reason of any other extraordinary or unusual event affecting the outstanding Company Stock as a class without the Company's receipt of consideration, or if the value of outstanding shares of Company Stock is substantially reduced as a result of a spinoff or the Company's payment of an extraordinary dividend or distribution, the maximum number of shares of Company Stock available for issuance under the Plan, the maximum number of shares of Company Stock for which any individual may receive Grants in any year, the maximum number of shares of Company Stock underlying Options that may be granted by the Non-Executive Officer Grant Committee per calendar year to any individual or in the aggregate per calendar quarter, the number of shares covered by outstanding Grants, the kind of shares issued under the Plan, and the price per share or the applicable market value of such Grants may be appropriately adjusted by the Committee in accordance with the rules governing modifications, extensions, substitutions and assumptions of stock rights described in Treasury Regulation section 1.409A-1(b)(5)(v)(D) to reflect any increase or decrease in the number of, or change in the kind or value of, issued shares of Company Stock to preclude, to the extent practicable, the enlargement or dilution of rights and benefits under such Grants; provided, however, that any fractional shares resulting from such adjustment shall be eliminated. Any adjustments determined by the Committee shall be final, binding and conclusive.

Eligibility for Participation

Eligible Persons. All Employees and Non-Employee Directors shall be eligible to participate in the Plan. Key Advisors shall be eligible to participate in the Plan if the Key Advisors render bona fide services to the Company or its subsidiaries, the services are not in connection with the offer and sale of securities in a capital-raising transaction and the Key Advisors do not directly or indirectly promote or maintain a market for the Company's securities.

Selection of Grantees. The Committee shall select the Employees, Non-Employee Directors and Key Advisors to receive Grants and shall determine the number of shares of Company Stock subject to each Grant.

Options

The Committee may grant Options to an Employee, Non-Employee Director or Key Advisor, upon such terms as the Committee deems appropriate. The following provisions are applicable to Options:

Number of Shares. The Committee shall determine the number of shares of Company Stock that will be subject to each Grant of Options to Employees, Non-Employee Directors and Key Advisors. The number of shares subject to the Option shall be fixed on the original date of Grant of the Option.

Type of Option and Price.

The Committee may grant Incentive Stock Options or Nonqualified Stock Options or any combination of the two, all in accordance with the terms and conditions set forth herein. Incentive Stock Options may be granted only to Employees of the Company or its subsidiary corporations, as defined in section 424 of the Code. No Incentive Stock Options may be granted after the date that is the day before the 10th anniversary of the Effective Date. Nonqualified Stock Options may be granted to Employees, Non-Employee Directors and Key Advisors.

The Exercise Price of Company Stock subject to an Option shall be determined by the Committee and shall be equal to or greater than the Fair Market Value of a share of Company Stock on the date the Option is granted. If an Incentive Stock Option is granted to an Employee who, at the time of grant, owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any subsidiary of the Company, as defined in section 424 of the Code, the Exercise Price per share may not be less than 110% of the Fair Market Value of Company Stock on the date of grant.

Option Term. The Committee shall determine the term of each Option, which shall not exceed ten years from the date of grant. However, an Incentive Stock Option that is granted to an Employee who, at the time of grant, owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, or any subsidiary of the Company, as defined in section 424 of the Code, may not have a term that exceeds five years from the date of grant.

Exercisability of Options. Options shall become exercisable in accordance with such terms and conditions, consistent with the Plan, as may be determined by the Committee and specified in the Grant Instrument. The Committee may accelerate the exercisability of any or all outstanding Options at any time for any reason.

Grants to Non-Exempt Employees. Notwithstanding the foregoing, Options granted to persons who are non-exempt employees under the Fair Labor Standards Act of 1938, as amended, may not be exercisable for at least six months after the date of grant (except that such Options may become exercisable, as determined by the Committee, upon the Grantee's death, Disability or retirement, or upon a Change of Control or other circumstances permitted by applicable regulations).

Termination of Employment, Disability or Death.

Except as provided below, an Option may only be exercised while the Grantee is employed by, or providing service to, the Employer as an Employee, Key Advisor or member of the Board.

In the event that a Grantee ceases to be employed by, or provide service to, the Employer for any reason other than Disability, death, or termination for Cause, any Option which is otherwise exercisable by the Grantee shall terminate unless exercised within 90 days after the date on which the Grantee ceases to be employed by, or provide service to, the Employer (or within such other period of time as may be specified by the Committee), but in any event no later than the date of expiration of the Option term. Except as otherwise provided by the Committee, any of the Grantee's Options that are not otherwise exercisable as of the date on which the Grantee ceases to be employed by, or provide service to, the Employer shall terminate as of such date.

In the event the Grantee ceases to be employed by, or provide service to, the Company on account of a termination for Cause by the Employer, any Option held by the Grantee shall terminate as of the date the Grantee ceases to be employed by, or provide service to, the Employer. In addition, notwithstanding any other provisions of this Section 6, if the Committee determines that the Grantee has engaged in conduct that constitutes Cause at any time while the Grantee is employed by, or providing service to, the Employer or after the Grantee's termination of employment or service, any Option held by the Grantee shall immediately terminate and the Grantee shall automatically forfeit all shares underlying any exercised portion of an Option for which the Company has not yet delivered the share certificates, upon refund by the Company of the Exercise Price paid by the Grantee for such shares. Upon any exercise of an Option, the Company may withhold delivery of share certificates pending resolution of an inquiry that could lead to a finding resulting in a forfeiture.

In the event the Grantee ceases to be employed by, or provide service to, the Employer because the Grantee is Disabled, any Option which is otherwise exercisable by the Grantee shall terminate unless exercised within one year after the date on which the Grantee ceases to be employed by, or provide service to, the Employer (or within such other period of time as may be specified by the Committee), but in any event no later than the date of expiration of the Option term. Except as otherwise provided by the Committee, any of the Grantee's Options which are not otherwise exercisable as of the date on which the Grantee ceases to be employed by, or provide service to, the Employer shall terminate as of such date.

If the Grantee dies while employed by, or providing service to, the Employer or within 90 days after the date on which the Grantee ceases to be employed or provide service on account of a termination specified in Section 6(f)(i) above (or within such other period of time as may be specified by the Committee), any Option that is otherwise exercisable by the Grantee shall terminate unless exercised within one year after the date on which the Grantee ceases to be employed by, or provide service to, the Employer (or within such other period of time as may be specified by the Committee), but in any event no later than the date of expiration of the Option term. Except as otherwise provided by the Committee, any of the Grantee's Options that are not otherwise exercisable as of the date on which the Grantee ceases to be employed by, or provide service to, the Employer shall terminate as of such date.

Exercise of Options. A Grantee may exercise an Option that has become exercisable, in whole or in part, by delivering a notice of exercise to the Company. The Grantee shall pay the Exercise Price for an Option as specified by the Committee (w) in cash, (x) with the approval of the Committee, by delivering shares of Company Stock owned by the Grantee (including Company Stock acquired in connection with the exercise of an Option, subject to such restrictions as the Committee deems appropriate) and having a Fair Market Value on the date of exercise equal to the Exercise Price or by attestation (on a form prescribed by the Committee) to ownership of shares of Company Stock having a Fair Market Value on the date of exercise equal to the Exercise Price, (y) payment through a broker in accordance with procedures permitted by Regulation T of the Federal Reserve Board, or (z) by such other method as the Committee may approve. Shares of Company Stock used to exercise an Option shall have been held by the Grantee for the requisite period of time to avoid adverse accounting consequences to the Company with respect to the Option. Payment for the shares pursuant to the Option, and any required withholding taxes, must be received by the time specified by the Committee depending on the type of payment being made, but in all cases prior to the issuance of the Company Stock.

Limits on Incentive Stock Options. Each Incentive Stock Option shall provide that, if the aggregate Fair Market Value of the Company Stock on the date of the grant with respect to which Incentive Stock Options are exercisable for the first time by a Grantee during any calendar year, under the Plan or any other stock option plan of the Company or a subsidiary, as defined in section 424 of the Code, exceeds $100,000, then the Option, as to the excess, shall be treated as a Nonqualified Stock Option. An Incentive Stock Option shall not be granted to any person who is not an Employee of the Company or subsidiary, as defined in section 424 of the Code.

Stock Awards

The Committee may issue or transfer shares of Company Stock to an Employee, Non-Employee Director or Key Advisor under a Stock Award, upon such terms as the Committee deems appropriate. The following provisions are applicable to Stock Awards:

General Requirements. Shares of Company Stock issued or transferred pursuant to Stock Awards may be issued or transferred for consideration or for no consideration, and subject to restrictions or no restrictions, as determined by the Committee. The Committee may, but shall not be required to, establish conditions under which restrictions on Stock Awards shall lapse over a period of time or according to such other criteria as the Committee deems appropriate, including, without limitation, restrictions based upon the achievement of specific performance goals. The period of time during which the Stock Awards will remain subject to restrictions will be designated in the Grant Instrument as the "Restriction Period."

Number of Shares. The Committee shall determine the number of shares of Company Stock to be issued or transferred pursuant to a Stock Award.

Requirement of Employment or Service. If the Grantee ceases to be employed by, or provide service to, the Employer during a period designated in the Grant Instrument as the Restriction Period, or if other specified conditions are not met, the Stock Award shall terminate as to all shares covered by the Grant as to which the restrictions have not lapsed, and those shares of Company Stock must be immediately returned to the Company. The Committee may, however, provide for complete or partial exceptions to this requirement as it deems appropriate.

Restrictions on Transfer and Legend on Stock Certificate. During the Restriction Period, a Grantee may not sell, assign, transfer, pledge or otherwise dispose of the shares of a Stock Award except to a successor under Section 12(a). Each certificate for a share of a Stock Award shall contain a legend giving appropriate notice of the restrictions in the Grant. The Grantee shall be entitled to have the legend pertaining to the restrictions in the Grant removed from the stock certificate covering shares subject to restrictions when the applicable restrictions on such shares have lapsed. The Committee may determine that the Company will not issue certificates for Stock Awards until the restrictions on such shares have lapsed, or that the Company will retain possession of certificates for shares of Stock Awards until the restrictions on such shares have lapsed.

Right to Vote and to Receive Dividends. Unless the Committee determines otherwise, during the Restriction Period, the Grantee shall have the right to vote shares of Stock Awards and to receive any dividends or other distributions paid on such shares, subject to any restrictions deemed appropriate by the Committee, including, without limitation, the achievement of specific performance goals.

Lapse of Restrictions. All restrictions imposed on Stock Awards shall lapse upon the expiration of the applicable Restriction Period and the satisfaction of all conditions imposed by the Committee. The Committee may determine, as to any or all Stock Awards, that the restrictions shall lapse without regard to any Restriction Period.

Stock Appreciation Rights

The Committee may grant stock appreciation rights ("SARs") to an Employee, Non-Employee Director or Key Advisor. The following provisions are applicable to SARs:

General Requirements. The Committee may grant SARs to an Employee, Non-Employee Director or Key Advisor. The Committee shall establish the base amount of the SAR at the time the SAR is granted. The base amount of each SAR shall be equal to or greater than the Fair Market Value of a share of Company Stock as of the date of grant of the SAR.

Exercisability. An SAR shall be exercisable during the period specified by the Committee in the Grant Instrument and shall be subject to such vesting and other restrictions as may be specified in the Grant Instrument. The Committee may accelerate the exercisability of any or all outstanding SARs at any time for any reason. SARs may only be exercised while the Grantee is employed by, or providing service to, the Employer or during the applicable period after termination of employment or service as described in Section 6(f).

Grants to Non-Exempt Employees. Notwithstanding the foregoing, SARs granted to persons who are non-exempt employees under the Fair Labor Standards Act of 1938, as amended, may not be exercisable for at least six months after the date of grant (except that such SARs may become exercisable, as determined by the Committee, upon the Grantee's death, Disability or retirement, or upon a Change of Control or other circumstances permitted by applicable regulations).

Value of SARs. When a Grantee exercises SARs, the Grantee shall receive in settlement of such SARs an amount equal to the value of the stock appreciation for the number of SARs exercised. The stock appreciation for an SAR is the amount by which the Fair Market Value of the underlying Company Stock on the date of exercise of the SAR exceeds the base amount of the SAR as established by the Committee pursuant to Section 8(a) above.

Form of Payment. The Committee shall determine whether the appreciation in an SAR shall be paid in the form of cash, shares of Company Stock, or a combination of the two, in such proportion as the Committee deems appropriate. For purposes of calculating the number of shares of Company Stock to be received, shares of Company Stock shall be valued at their Fair Market Value on the date of exercise of the SAR. If shares of Company Stock are to be received upon exercise of an SAR, cash shall be delivered in lieu of any fractional share.

Other Stock-Based Awards

The Committee may grant Other Stock-Based Awards, which are awards (other than those described in Sections 6, 7, and 8 of the Plan) that are based on, measured by or payable in Company Stock to any Employee, Non-Employee Director or Key Advisor, on such terms and conditions as the Committee shall determine. Other Stock-Based Awards shall be structured so that the exercise price shall never be less than the Fair Market Value of the underlying stock on the date of Grant, the transfer or exercise of such awards shall be subject to taxation under Code section 83, and the award does not include any feature for the deferral of compensation beyond the date of exercise or vesting. Other Stock-Based Awards may be awarded subject to the achievement of performance goals or other conditions and may be payable in cash, Company Stock or any combination of the two, as the Committee shall determine.

Qualified Performance-Based Compensation

The Committee may determine that Stock Awards and Other Stock-Based Awards granted to an Employee shall be considered "qualified performance-based compensation" under section 162(m) of the Code, in which case the provisions of this Section 10 shall apply to such Grants. The Committee may also grant Options and SARs under which the exercisability of the Options is subject to achievement of performance goals as described in this

Section 10 or otherwise. The following provisions shall apply to Grants of Stock Awards and Other Stock-Based Awards that are to be considered "qualified performance-based compensation" under section 162(m) of the Code:

Performance Goals. When Stock Awards and Other Stock-Based Awards that are to be considered "qualified performance-based compensation" are granted, the Committee shall establish in writing (A) the objective performance goals that must be met, (B) the performance period during which performance will be measured, (C) the maximum amounts that may be paid if the performance goals are met, and (D) any other conditions that the Committee deems appropriate and consistent with the Plan and section 162(m) of the Code. The Committee shall establish the performance goals in writing either before the beginning of the performance period or during a period ending no later than the earlier of (i) 90 days after the beginning of the performance period or (ii) the date on which 25% of the performance period has been completed, or such other date as may be required or permitted under applicable regulations under section 162(m) of the Code. The performance goals shall satisfy the requirements for "qualified performance-based compensation," including the requirement that the achievement of the goals be substantially uncertain at the time they are established and that the goals be established in such a way that a third party with knowledge of the relevant facts could determine whether and to what extent the performance goals have been met. The Committee shall not have discretion to increase the amount of compensation that is payable upon achievement of the designated performance goals.

Criteria Used for Performance Goals. The Committee shall use objectively determinable performance goals based on one or more of the following criteria: stock price, earnings per share, price-earnings multiples, net income, operating income, revenue, number of days sales outstanding in accounts receivable, productivity, margin, EBITDA (earnings before interest, taxes, depreciation and amortization), net capital employed, return on assets, stockholder return, return on equity, return on capital employed, growth in assets, unit volume, sales, cash flow, market share, relative performance to a comparison group designated by the Committee, or strategic business criteria consisting of one or more objectives based on meeting specified revenue goals, market penetration goals, customer growth, geographic business expansion goals, cost targets or goals relating to acquisitions or divestitures (which may include acquisitions or divestitures that involve a Change of Control). The performance goals may relate to one or more business units or the performance of the Company as a whole, or any combination of the foregoing. Performance goals need not be uniform as among Grantees.

Certification of Results. The Committee shall certify the performance results for each performance period after the announcement of the Company's financial results for the performance period. The Committee shall determine the amount, if any, to be paid pursuant to each Grant under this Section 10 based on the achievement of the performance goals and the satisfaction of all other terms of the Grant Instrument. If and to the extent that the Committee does not certify that the performance goals have been met, the grants of Stock Awards and Other Stock-Based Awards for the performance period shall be forfeited or shall not be made, as applicable.

Death, Disability or Other Circumstances. The Committee may provide in the Grant Instrument that Grants under this Section 10 shall be payable or restrictions on such Grants shall lapse, in whole or in part, in the event of the Grantee's death or Disability, a Change of Control, or under other circumstances consistent with the Treasury regulations and rulings under section 162(m) of the Code.

Withholding of Taxes

Required Withholding. All Grants under the Plan shall be subject to applicable federal (including FICA), state and local tax withholding requirements. The Employer may require that the Grantee or other person receiving or exercising Grants pay to the Employer the amount of any federal, state or local taxes that the Employer is required to withhold with respect to such Grants, or the Employer may deduct from wages paid by the Employer the amount of any withholding taxes due with respect to such Grants.

Election to Withhold Shares. If the Committee so permits, a Grantee may elect to satisfy the Employer's tax withholding obligation with respect to Grants paid in Company Stock by having shares withheld, at the time such Grants become taxable, up to an amount that does not exceed the Grantee's minimum applicable withholding tax rate for federal (including FICA), state and local tax liabilities. The election must be in a form and manner prescribed by the Committee and may be subject to the prior approval of the Committee.

Transferability of Grants

Restrictions on Transfers. Except as described in subsection (b) below, only the Grantee may exercise rights under a Grant during the Grantee's lifetime. A Grantee may not transfer those rights except (i) by will or by the laws of descent and distribution or (ii) with respect to Grants other than Incentive Stock Options, if permitted in any specific case by the Committee, pursuant to a domestic relations order or otherwise as permitted by the Committee. When a Grantee dies, the personal representative or other person entitled to succeed to the rights of the Grantee may exercise such rights. Any such successor must furnish proof satisfactory to the Company of his or her right to receive the Grant under the Grantee's will or under the applicable laws of descent and distribution.

Transfer of Nonqualified Stock Options. Notwithstanding the foregoing, the Committee may provide, in a Grant Instrument, that a Grantee may transfer Nonqualified Stock Options to family members, or one or more trusts or other entities for the benefit of or owned by family members, consistent with the applicable securities laws, according to such terms as the Committee may determine; provided that the Grantee receives no consideration for the transfer of an Option and the transferred Option shall continue to be subject to the same terms and conditions as were applicable to the Option immediately before the transfer.

Consequences of a Change of Control

Notice and Acceleration. Upon a Change of Control, unless the Committee determines otherwise as set forth in subsection (b) below, (i) all outstanding Options and SARs shall automatically accelerate and become fully exercisable, (ii) the restrictions and conditions on all outstanding Stock Awards shall immediately lapse, and (iii) all Other Stock-Based Awards shall be paid at their target value, or in such other amounts as the Committee may determine.

Other Alternatives. Notwithstanding the foregoing, in the event of a Change of Control, the Committee may take one or more of the following actions with respect to any or all outstanding Grants: the Committee may (i) require that Grantees surrender their outstanding Options and SARs in exchange for one or more payments by the Company, in cash or Company Stock as determined by the Committee, in an amount equal to the amount by which the then Fair Market Value of the shares of Company Stock subject to the Grantee's unexercised Options and SARs exceeds the Exercise Price of the Options or the base amount of the SARs, as applicable, (ii) after giving Grantees a period of at least ten days to exercise their outstanding Options and SARs, terminate any or all unexercised Options and SARs at such time as the Committee deems appropriate, (iii) determine that all outstanding Options and SARs that are not exercised shall be assumed by, or replaced with comparable options or rights by, the surviving corporation (or a parent or subsidiary of the surviving corporation), and other outstanding Grants that remain in effect after the Change of Control shall be converted to similar grants of the surviving corporation (or a parent or subsidiary of the surviving corporation), or (iv) determine that outstanding Grants shall remain in effect according to their terms, if the Company is the surviving corporation.

Committee. If the Committee makes determinations under this Section 13 following a Change of Control, the Committee making such determinations must be comprised of the same members as those on the Committee immediately before the Change of Control. If the Committee members do not meet this requirement, the Committee as in effect after the Change of Control shall not have discretion to change the automatic provisions of subsection (a) or, if applicable, vary the determinations made by the Committee under this Section 13 before the Change of Control (including any decision to follow the automatic provisions of subsection (a)).

Requirements for Issuance or Transfer of Shares

No Company Stock shall be issued or transferred in connection with any Grant hereunder unless and until all legal and self-regulatory organization requirements (including registration, qualification and listing requirements) applicable to the issuance or transfer of such Company Stock have been complied with to the satisfaction of the Committee. The Committee shall have the right to condition any Grant made to any Grantee hereunder on such

Grantee's undertaking in writing to comply with such restrictions on his or her subsequent disposition of such shares of Company Stock as the Committee shall deem necessary or advisable, and certificates representing such shares may be legended to reflect any such restrictions. Certificates representing shares of Company Stock issued or transferred under the Plan will be subject to such stop-transfer orders and other restrictions as may be required by the Plan, the applicable Grant Instrument, or applicable laws, regulations and interpretations, including any requirement that a legend be placed thereon. No Participant shall have any right as a stockholder with respect to Company Stock covered by a Grant until shares have been issued pursuant to the Grant.

Amendment and Termination of the Plan

Amendment. The Board may amend or terminate the Plan at any time; provided, however, that the Board shall not amend the Plan without stockholder approval if such approval is required in order to comply with the Code or applicable laws, or to comply with applicable requirements of a stock exchange or national securities association.

No Repricing Without Stockholder Approval. Notwithstanding anything in the Plan to the contrary, the Committee may not reprice Options granted under the Plan, nor may the Board amend the Plan to permit repricing of Options granted under the Plan, unless the stockholders of the Company provide prior approval for such repricing. Adjustments pursuant to Section 4 shall not be considered a repricing.

Stockholder Approval for "Qualified Performance-Based Compensation." If Stock Awards and Other Stock-Based Awards are granted as "qualified performance-based compensation" under Section 10 above, the Plan must be reapproved by the stockholders no later than the first stockholders meeting that occurs in the fifth year following the year in which the stockholders previously approved the provisions of Section 10, if additional Grants are to be made under Section 10 and if required by section 162(m) of the Code or the regulations thereunder.

Termination of Plan. The Plan shall terminate on the day immediately preceding the tenth anniversary of the Effective Date of the 2006 Plan, unless the Plan is terminated earlier by the Board or is extended by the Board with the approval of the stockholders. On the Effective Date, the amendment and restatement of the Health Grades, Inc. 1996 Equity Compensation Plan into the Health Grades, Inc. 2006 Equity Compensation Plan shall be treated as a new plan for purposes of the Incentive Stock Option requirements of Code section 422(b)(2) and Treas. Reg. section 1.422-2(a)(2)(ii).

Termination and Amendment of Outstanding Grants. A termination or amendment of the Plan that occurs after a Grant is made shall not materially impair the rights of a Grantee unless the Grantee consents or unless the Committee acts under Section 16(f). The termination of the Plan shall not impair the power and authority of the Committee with respect to an outstanding Grant. Whether or not the Plan has terminated, an outstanding Grant may be terminated or amended under Section 16(f) or may be amended by agreement of the Company and the Grantee consistent with the Plan.

Miscellaneous

Grants in Connection with Corporate Transactions and Otherwise. Nothing contained in this Plan shall be construed to (i) limit the right of the Committee to make Grants under this Plan in connection with the acquisition, by purchase, lease, merger, consolidation or otherwise, of the business or assets of any corporation, firm or association, including Grants to employees thereof who become Employees, or for other proper corporate purposes, or (ii) limit the right of the Company to grant stock options or make other awards outside of this Plan. The Committee may make a Grant to an employee of another corporation who becomes an Employee by reason of a corporate merger, consolidation, acquisition of stock or property, reorganization or liquidation involving the Company in substitution for a stock option or stock awards grant made by such corporation. Notwithstanding anything in the Plan to the contrary, the Committee may establish such terms and conditions of the substitute grants as it deems appropriate, including setting the Exercise Price of Options at a price necessary to retain for the Grantee the same economic value as the substituted Option provided that such substitution does not result in violation of Code section 409A.

Governing Document. The Plan shall be the controlling document. No other statements, representations, explanatory materials or examples, oral or written, may amend the Plan in any manner. The Plan shall be binding upon and enforceable against the Company and its successors and assigns.

Funding of the Plan; Limitation on Rights. This Plan shall be unfunded. The Company shall not be required to establish any special or separate fund or to make any other segregation of assets to assure the payment of any Grants under this Plan. Nothing contained in the Plan and no action taken pursuant hereto shall create or be construed to create a fiduciary relationship between the Company and any Grantee or any other person. No Grantee or any other person shall under any circumstances acquire any property interest in any specific assets of the Company. To the extent that any person acquires a right to receive payment from the Company hereunder, such right shall be no greater than the right of any unsecured general creditor of the Company.

Rights of Participants. Nothing in this Plan shall entitle any Employee, Key Advisor, Non-Employee Director or other person to any claim or right to be granted a Grant under this Plan. Neither this Plan nor any action taken hereunder shall be construed as giving any individual any rights to be retained by or in the employ of the Employer or any other employment rights.

No Fractional Shares. No fractional shares of Company Stock shall be issued or delivered pursuant to the Plan or any Grant. The Committee shall determine whether cash, other awards or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated

Compliance with Law. The Plan, the exercise of Options and SARs and the obligations of the Company to issue or transfer shares of Company Stock under Grants shall be subject to all applicable laws and to approvals by any governmental or regulatory agency as may be required. With respect to persons subject to section 16 of the Exchange Act, it is the intent of the Company that the Plan and all transactions under the Plan comply with all applicable provisions of Rule 16b-3 or its successors under the Exchange Act. In addition, it is the intent of the Company that Incentive Stock Options comply with the applicable provisions of section 422 of the Code, that Grants of "qualified performance-based compensation" comply with the applicable provisions of section 162(m) of the Code and that, to the extent applicable, Grants comply with the requirements of section 409A of the Code. To the extent that any legal requirement of section 422, 162(m) or 409A of the Code as set forth in the Plan ceases to be required under section 422, 162(m) or 409A of the Code, that Plan provision shall cease to apply. The Committee may revoke any Grant if it is contrary to law or modify a Grant to bring it into compliance with any law or mandatory government regulation. The Committee may also adopt rules regarding the withholding of taxes on payments to Participants. The Committee may, in its sole discretion, agree to limit its authority under this Section.

Changes in Accounting Rules. Except as provided otherwise at the time of a Grant, notwithstanding any other provision of the Plan to the contrary, if, during the term of the Plan, any changes in the financial or tax accounting rules applicable to Grants shall occur that, in the sole judgment of the Committee, may have a material adverse effect on the reported earnings, assets or liabilities of the Company, the Committee shall have the right and power to modify as necessary, any then outstanding and unexercised Grants to address such changes.

Employees Subject to Taxation Outside the United States. With respect to Grantees who are subject to taxation in countries other than the United States, the Committee may make Grants on such terms and conditions as the Committee deems appropriate to comply with the laws of the applicable countries, and the Committee may create such procedures, addenda and subplans and make such modifications as may be necessary or advisable to comply with such laws.

Governing Law. The validity, construction, interpretation and effect of the Plan and Grant Instruments issued under the Plan shall be governed and construed by and determined in accordance with the laws of the state of Delaware, without giving effect to the conflict of laws provisions thereof.

Exhibit 10.6

Directors Compensation

Effective January 1, 2008, compensation for each non-employee director of the Company is as follows:

(i) $18,750 in cash;
(ii) 5,000 shares of restricted stock issued under our 2006 Health Grades Inc. Equity Compensation Plan, with 50% vesting on each of the first two anniversaries of the date of grant; and
(iii) 1,000 shares of restricted stock issued under our 2006 Health Grades Inc. Equity Compensation Plan for serving as the Audit Committee Chairperson, with 50% vesting on each of the first two anniversaries of the date of grant.

Exhibit 21.1

List of Subsidiaries of Registrant

Subsidiary	Jurisdiction
Healthcare Credit Solutions, LLC	Arizona
Alijor, LLC	Florida

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated March 16, 2009, with respect to the consolidated financial statements, schedule, and internal control over financial reporting included in the Annual Report of Health Grades, Inc. on Form 10-K for the year ended December 31, 2008. We hereby consent to the incorporation by reference of said reports in the Registration Statements of Health Grades, Inc. on Form S-3 (File No. 333-124288, effective April 25, 2005) and on Forms S-8 (File No. 333-152924, effective August 11, 2008, File No. 333-82398, effective February 8, 2002, File No. 333-42986, effective August 3, 2000, File No. 333-61717, effective August 18, 1998, and File No. 333-36933, effective October 1, 1997).

/s/ GRANT THORNTON LLP

Denver, Colorado
March 16, 2009

Exhibit 31.1

CERTIFICATION

I, Kerry R. Hicks, certify that:

1. I have reviewed this annual report on Form 10-K of Health Grades, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or cause such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2009

By: /s/ Kerry R. Hicks
Name: Kerry R. Hicks
Title: Chairman, President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Allen Dodge, certify that:

1. I have reviewed this annual report on Form 10-K of Health Grades, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or cause such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2009

By: /s/ Allen Dodge
Name: Allen Dodge
Title: Executive Vice President and
Chief Financial Officer

Exhibit 32.1

Health Grades, Inc.

Certification by the Chief Executive Officer
Pursuant to Rule 15d-14(b) Under the Securities Exchange Act of 1934

I, Kerry R. Hicks, President and Chief Executive Officer of Health Grades, Inc., a Delaware corporation (the "Company"), hereby certify that, based on my knowledge:

(1) The Company's annual report on Form 10-K for the year ended December 31, 2008 (the "Form 10-K") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 780(d)), as amended; and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company for the period covered by this report.

* * *

/s/ KERRY R. HICKS
Kerry R. Hicks
Chairman, President and CEO

Date: March 16, 2009

Exhibit 32.2

Health Grades, Inc.

Certification by the Chief Financial Officer
Pursuant to Rule 15d-14(b) Under the Securities Exchange Act of 1934

I, Allen Dodge, Executive Vice President and Chief Financial Officer of Health Grades, Inc., a Delaware corporation (the "Company"), hereby certify that, based on my knowledge:

(1) The Company's annual report on Form 10-K for the year ended December 31, 2008 (the "Form 10-K") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 780(d)), as amended; and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company for the period covered by this report.

* * *

/s/ ALLEN DODGE
Allen Dodge
Executive Vice President and CFO

Date: March 16, 2009

Performance Graph

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") or incorporated by reference into any filing of HealthGrades under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by the specific reference in such filing.

This graph assumes an investment of $100 in our common stock, the Nasdaq Stock Market (US) and the Nasdaq Computer & Data Processing Index on December 31, 2003, and covers the period from December 31, 2003 through December 31, 2008 and dividend reinvestment has been assumed. We have never paid dividends on our common stock and have no present plans to do so. Such returns are based on historical results and are not intended to suggest future performance.


Health Grades, Inc.
NASDAQ Stock Market (US)
NASDAQ Computer & Data Processing Index
1200
1000
800
600
400
200
0
Dollars
12/31/2003
12/31/2004
12/30/2005
12/29/2006
12/31/2007
12/31/2008

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

	12/31/03	12/31/04	12/30/05	12/29/06	12/31/07	12/31/08
Health Grades, Inc.	$100.00 ($0.60*)	$483.33 ($2.90*)	$1,053.33 ($6.32*)	$748.33 ($4.49*)	$991.67 ($5.95*)	$343.33 ($2.06*)
Nasdaq Stock Market (US)	$100.00	$108.84	$111.16	$122.11	$132.42	$63.80
Nasdaq Computer & Data Processing Index	$100.00	$110.23	$113.97	$127.96	$156.36	$90.00

** Health Grades, Inc. closing share price as of respective year-end date*

CORPORATE INFORMATION

BOARD OF DIRECTORS

Kerry R. Hicks
Chairman of the Board of Directors and
Chief Executive Officer
Health Grades, Inc.

Mary M. Boland
Senior Vice President and
Chief Financial Officer - The Americas
Levi Strauss & Co.

Leslie S. Matthews, M.D., MBA
Chief of Orthopaedic Surgery
Union Memorial Hospital

John J. Quattrone
GM Powertrain Vice President,
Global Human Resources
GM Powertrain Headquarters

Mats Wahlström
Co-CEO
Fresenius Medical Care North America
President and CEO
Fresenius Medical Services

EXECUTIVE OFFICERS

Kerry R. Hicks
Chairman of the Board of Directors and
Chief Executive Officer

Wes Crews
Chief Operating Officer

David G. Hicks
Executive Vice President

Allen Dodge
Executive Vice President and
Chief Financial Officer

Dr. Samantha Collier
Executive Vice President and
Chief Medical Officer

Steven D. Wood, PhD
Executive Vice President

CORPORATE DATA

Independent Public Accountants
Grant Thornton LLP
Denver, CO

Transfer Agent
American Stock Transfer & Trust Company
New York, NY

Legal Counsel
Faegre & Benson LLP
Denver, CO

Rothgerber Johnson & Lyons LLP
Denver, CO

Corporate Headquarters
Health Grades, Inc.
500 Golden Ridge Road, Suite 100
Golden, CO 80401

Other Financial Information
Requests for copies of our SEC periodic filings or other shareholder inquiries should be directed to Allen Dodge, Health Grades, Inc., 500 Golden Ridge Road, Suite 100, Golden, CO 80401.

HEALTH GRADES, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Dear Stockholder:

It is my pleasure to invite you to attend the 2009 Annual Meeting of Stockholders of Health Grades, Inc., to be held at our corporate headquarters, 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401, on Wednesday, June 24, 2009 at 9:00 a.m. local time. The meeting will be held for the following purposes:

1. To elect five directors; and

2. To act upon such other matters as may properly come before the meeting.

Holders of record of our common stock at the close of business on April 27, 2009 are entitled to receive this notice and to vote at the meeting or any adjournment thereof.

Your vote is important. Whether you plan to attend the meeting or not, we urge you to complete, sign and return your proxy card as soon as possible in the envelope provided. This will ensure representation of your shares in the event you are not able to attend the meeting. You may revoke your proxy and vote in person at the meeting if you so desire.

Allen Dodge
Executive Vice President, Chief Financial Officer
and Secretary

April 30, 2009

HEALTH GRADES, INC.
500 Golden Ridge Road
Suite 100
Golden, Colorado 80401

PROXY STATEMENT

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Health Grades, Inc. for the 2009 Annual Meeting of Stockholders to be held at our corporate headquarters, 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401, on Wednesday, June 24, 2009 at 9:00 a.m. local time. We are first mailing copies of this proxy statement, the attached notice of annual meeting of stockholders and the enclosed form of proxy on or about May 6, 2009.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on June 24, 2009.

This proxy statement and the Annual Report are available at: http://www.amstock.com/ProxyServices/ViewMaterial.asp?CoNumber=08886.

At the annual meeting, holders of our common stock will vote upon the election of five directors to serve until the 2010 annual meeting of stockholders or until their successors are duly elected and qualified.

Our Board of Directors has fixed the close of business on April 27, 2009 as the record date for the determination of stockholders entitled to notice of, and to vote at, the annual meeting or any adjournment of the annual meeting. You may vote at the annual meeting only if you are a holder of record of common stock at the close of business on the record date. As of the record date, 29,351,617 shares of common stock were issued and outstanding.

If you complete and return your proxy card and we receive it at or prior to the annual meeting, your shares will be voted in accordance with your directions. You can specify your choice by marking the appropriate box on the enclosed proxy card. If your proxy card is signed and returned without directions, the shares will be voted "FOR" the persons identified in this proxy statement as nominees for election to the Board of Directors. You may revoke your proxy at any time before it is voted at the meeting by sending a notice of revocation to our Secretary at 500 Golden Ridge Road, Suite 100, Golden, CO 80401, executing a later-dated proxy or voting by ballot at the meeting.

The holders of a majority of our common stock entitled to vote generally in the election of directors, present in person or represented by proxy, will constitute a quorum for the transaction of business. Abstentions and broker "non-votes" are counted as present and entitled to vote for purposes of determining a quorum. A broker "non-vote" occurs when a broker holding shares for a beneficial owner does not vote on a particular proposal because the broker does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner.

Holders of common stock are entitled to one vote per share on all matters properly brought before the meeting. Directors are elected by a plurality of the votes cast. A plurality means that the nominees with the largest number of votes are elected as directors up to the maximum number of directors to be chosen at the meeting. Votes withheld from nominees will have no effect on their election. All other matters to be acted upon at the meeting will be determined by the affirmative vote of the holders of the majority of the common stock present in person or represented by proxy and entitled to vote. An abstention is counted as a vote against such other matters, and a broker "non-vote" generally is not counted for purposes of approving these matters and will not affect the vote taken.

The Board of Directors is not aware of any matters that will be brought before the meeting other than those described in this proxy statement. However, if any other matters properly come before the meeting, the persons named on the enclosed proxy card will vote in accordance with their best judgment on such matters.

Ownership of Our Common Stock by Certain Persons

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of April 27, 2009 by (i) each person known to us to own beneficially more than five percent of our common stock, (ii) each of our named executive officers, (iii) each director and (iv) all directors and executive officers as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Outstanding Shares [1]
FMR LLC [2]	3,650,272	12.4%
Janus Capital Management LLC [3]	1,809,770	6.2%
Kerry R. Hicks [4]	4,618,641	14.8%
David G. Hicks [5]	1,683,751	5.6%
Sarah Loughran [6]	1,637,467	5.6%
Allen Dodge [7]	811,794	2.7%
Steven Wood [8]	113,750	*
Leslie S. Matthews, M.D.	122,379	*
John Quattrone [9]	163,416	*
Mary Boland	34,416	*
Mats Wahlström	20,000	*
All directors and executive officers as a group (9 persons) [10]	9,205,614	27.9%

* Less than one percent.

(1) Applicable percentage of ownership is based on 29,351,617 shares of common stock outstanding on April 27, 2009. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the "SEC") and means that the holder has voting or investment power with respect to the subject securities. Shares of common stock issuable upon the exercise of stock options exercisable currently or within 60 days of April 27, 2009 (unless otherwise noted) are deemed outstanding and to be beneficially owned by the person holding such option for purposes of computing such person's percentage ownership but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except for shares held jointly with a person's spouse or subject to applicable community property laws, or as indicated in the footnotes to this table, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by such stockholder. Unless otherwise provided, the address of all stockholders is 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401.

(2) FMR LLC has sole dispositive power with respect to 3,650,272 shares. Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR LLC and a registered investment advisor, beneficially owns 3,650,272 of these shares as a result of acting as an investment adviser to various registered investment companies. Edward C. Johnson 3d and FMR LLC, through their control of Fidelity and the funds each has sole power to dispose of 3,650,272 shares owned by the Funds. The address of each of Fidelity Management & Research Company, FMR LLC, Fidelity Management Trust Company and Edward C. Johnson 3d is 82 Devonshire Street, Boston, Massachusetts 02109. The information in this note is based solely on a Schedule 13G filed with the SEC on February 17, 2009 by FMR LLC and Edward C. Johnson 3d.

(3) This information is based solely upon a Schedule 13G/A filed with the SEC on February 17, 2009 by Janus Capital Management LLC ("Janus Capital") and its affiliate, Janus Venture Fund. Janus Capital provides investment advice to Janus Venture Fund, an investment company registered under the Investment Act of 1940. Shares beneficially owned include 1,640,185 shares held by Janus Venture Fund and shares held by INTECH Investment Management ("INTECH") and Perkins, Wolf, McDonnell and Company ("Perkins Wolf"). Both Enhanced and Perkins Wolf are directly owned by Janus Capital. The address for Janus Capital and Janus Venture Fund is 151 Detroit Street, Denver, Colorado 80206.

(4) Includes 10,000 shares of common stock held by The David G. Hicks Irrevocable Children's Trust and 1,814,823 shares underlying stock options. Does not include 60,000 shares of common stock held by The Hicks Family Irrevocable Trust, for which shares Mr. Hicks disclaims beneficial ownership.

(5) Includes 924,940 shares underlying stock options.

(6) Includes 116,369 shares underlying stock options.

(7) Includes 595,500 shares underlying stock options.

(8) Includes 20,150 shares held by The Wood Family Trust.

(9) Includes 150,000 shares underlying stock options.

(10) Includes 3,631,282 shares underlying stock options.

ELECTION OF DIRECTORS

At the annual meeting, five directors will be elected to hold office until the annual meeting of stockholders in 2010 or until their successors have been duly elected and qualified. Unless contrary instructions are given, the shares represented by a properly executed proxy will be voted "FOR" the nominees listed below. All of the nominees are current members of the Board of Directors.

If, at the time of the annual meeting, one or more of the nominees has become unavailable to serve, shares represented by proxies will be voted for the remaining nominees and for any substitute nominee or nominees designated by the Board of Directors, unless the size of the Board of Directors is reduced. The Board of Directors knows of no reason why any of the nominees will be unavailable or unable to serve.

Information concerning the nominees for election as directors is set forth below:

Kerry R. Hicks, age 49, one of our founders, has served as our Chief Executive Officer and has been a director since our inception in 1995. He also served as our President from our inception until November 1999 and currently serves as our President since June 2001.

Mats Wahlström, age 54, has served as one of our directors since March 2009. Mr. Wahlström is co-CEO of Fresenius Medical Care North America and President and CEO of Fresenius Medical Services, which operates more than 1,700 dialysis clinics in the U.S. Mr. Wahlström has 25 years of experience in the healthcare field and 23 years of experience in the renal field. Prior to joining Fresenius Medical Care in 2002, he held various positions at Gambro AB in Sweden, including President and CEO of Gambro U.S. as well as CFO of the Gambro Group.

Mary Boland, age 51, has served as one of our directors since June 2006. Ms. Boland has served as Senior Vice President, Finance and Distribution – The Americas at Levi Strauss & Company, one of the world's largest brand-name apparel companies, since November 2007; Senior Vice President, Finance and Distribution – North America since November 2006; and served as Vice President and Chief Financial Officer of Levi Strauss & Company North America from March 2006 to November 2006. Ms. Boland served as Vice President and Chief Financial Officer of General Motors North America, a company involved in worldwide development, production and marketing of cars, trucks and parts, from December 2003 to February 2006.

Leslie S. Matthews, M.D., age 57, has served as one of our directors since December 1996. Since October 1994, Dr. Matthews has been an orthopaedic surgeon at Greater Chesapeake Orthopaedic Associates, LLC, a physician orthopaedic practice providing a comprehensive range of services, and since 1992, he has been the Chief of Orthopaedic Surgery at Union Memorial Hospital.

John Quattrone, age 56, has served as one of our directors since November 2000. Mr. Quattrone has served in several capacities for General Motors, including General Motors

Powertrain Vice President - Global Human Resources since January 2006, as General North America Vice President - Human Resources from June 2001 to December 2005 and as General Director of Human Resources for General Motors North America Automotive Operations from 1995 to June 2001.

Kerry R. Hicks and David G. Hicks, one of our Executive Vice Presidents, are brothers.

The Board of Directors recommends a vote "FOR" each of the above nominees.

CORPORATE GOVERNANCE

Corporate Governance Guidelines and Other Corporate Governance Documents

Our Corporate Governance Guidelines, which include guidelines for determining director independence and other matters relating to our corporate governance, are available on our website. In addition, our other corporate governance documents, including the Charter of the Audit Committee, the Charter of the Compensation Committee, the Charter of the Nominating and Corporate Governance Committee and our Code of Conduct, are also available on our website. Stockholders may access these documents on the Investors page of our website at www.healthgrades.com/investorrelations.

Board of Directors Independence

The Board of Directors has determined that each of Mats Wahlström, Mary Boland, Leslie Matthews, M.D., and John Quattrone is an independent director within the meaning of the rules of the NASDAQ Stock Market, Inc. In addition, the Board of Directors has determined that each member of the Audit, Compensation and Nominating and Corporate Governance Committees of the Board of Directors is also independent within the meaning of the rules of the NASDAQ Stock Market, Inc. and the SEC, including additional requirements relating to Audit Committee members.

With respect to the independence of Mr. Wahlström, the Board considered his position as co-CEO of Fresenius Medical Care North America, with which we have an agreement that generates approximately $2.0 million in revenue annually. After reviewing the revenues from the agreement compared to our total revenues and the fact that Mr. Wahlström is not involved in any decisions related to the agreement, the Board of Directors concluded that he is an independent director.

Board of Directors and Board Committees

The Board of Directors held five meetings during 2008. Mary Boland, Kerry Hicks, Dr. Leslie Matthews, Michael Beaudoin, a former board member who resigned in August 2008, and John Quattrone attended the 2008 annual meeting of stockholders. Each director attended at least 75% of the total meetings of the Board and each committee on which he or she served. Our policy is that Board members attend each annual meeting of shareholders. All members of the Board attended the 2008 annual meeting of shareholders.

Our Board of Directors has a standing Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.

Audit Committee

We have a separately-designated standing audit committee comprised solely of independent Board members. Our Audit Committee members are Ms. Boland (Audit Committee Chairwoman), Mr. Quattrone, Dr. Matthews and Mr. Wahlström. The Audit Committee has sole authority to retain, compensate, terminate, oversee and evaluate the independent auditors, and reviews and approves in advance all audit and non-audit services (other than prohibited non-audit services) performed by the independent auditors. In addition, the Audit Committee reviews and discusses with management and the independent auditors the audited financial statements included in our filings with the SEC; oversees our compliance with legal and regulatory requirements; and meets separately with the independent auditors as often as deemed necessary or appropriate by the Committee. In this regard, the Audit Committee also reviews major issues regarding accounting principles and financial statement presentation, and periodically discusses with management our major financial risk exposures and the steps that management has taken to monitor and control such exposures.

The Board of Directors has determined that Mary Boland is an "audit committee financial expert" as that term is defined in SEC regulations, and that she and all members of our Audit Committee are independent within the meaning of the rules of the NASDAQ Stock Market, Inc.

The Audit Committee operates pursuant to a written charter, which is available on our website at www.healthgrades.com, and met four times during 2008.

Compensation Committee

The Compensation Committee is currently comprised of Mr. Quattrone (Chairman) and Ms. Boland, each of whom is an independent director. The Compensation Committee is responsible for establishing, implementing and monitoring the administration of compensation programs in accordance with our compensation philosophy and strategy as well as approving executive compensation and equity plan awards. The Compensation Committee establishes and maintains our executive compensation program through internal evaluations of performance, comparisons to our annual operating budget as well as consultation with independent compensation consultants, as appropriate. The Compensation Committee also reviews and recommends to the Board of Directors compensation of our Board of Directors and committees thereof.

The Compensation Committee operates pursuant to a written charter, which is available on our website at www.healthgrades.com, and met two times during 2008.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is currently comprised of Dr. Matthews (Chairman), Ms. Boland, and Mr. Quattrone, each of whom is an independent director. The Nominating and Corporate Governance Committee recommends to the Board of Directors nominees for election as directors, the responsibilities of the committees of the Board of Directors, and each committee's membership; oversees the annual evaluation of the Board of Directors and its committees; reviews the adequacy of our Corporate Governance Guidelines; and recommends other corporate governance-related matters for consideration by the Board of Directors.

The Nominating and Corporate Governance Committee operates pursuant to a written charter, which is available on our website at www.healthgrades.com, and met two times during 2008.

Consideration of Director Candidates

Our Nominating and Corporate Governance Committee recommends to the Board of Directors candidates for membership on the Board of Directors. Our Corporate Governance Guidelines and the Charter of the Nominating and Corporate Governance Committee provide that, in considering its recommendations of candidates for nomination, the Committee will seek individuals who evidence strength of character, mature judgment and the ability to work collegially with others. Our Corporate Governance Guidelines and the Charter of the Nominating and Corporate Governance Committee also provide that the Board of Directors should include directors who collectively possess a broad range of skills, expertise, industry and other knowledge, and business and other experience useful to the effective oversight of our business. Therefore, in considering whether to nominate a person for election as a director, the Nominating and Corporate Governance Committee will consider the contribution such person can make to the collective competencies of the Board of Directors based on such person's background. The manner in which the Nominating and Corporate Governance Committee evaluates potential directors will be the same for candidates recommended by stockholders as for candidates recommended by others. The process to identify nominees includes a review of relationships that Board members and executive management have, both directly and indirectly, with qualified individuals. Stockholders can recommend candidates for nomination by writing to the Corporate Secretary, Health Grades, Inc., 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401. In accordance with our by-laws, in order to enable consideration of the candidate in connection with our 2010 annual meeting of stockholders, a stockholder must submit the following information no earlier than March 26, 2010 and no later than April 25, 2010: (1) The name of the candidate and information about the candidate that would be required to be included in a proxy statement under the rules of the SEC; (2) information about the relationship between the candidate and the recommending stockholder; (3) the consent of the candidate to service as a director; and (4) proof of the number of shares of our common stock that the recommending stockholder owns and the length of time the shares have been owned. In considering any candidate proposed by a stockholder, the Nominating and Corporate Governance Committee will reach a conclusion based on the criteria described above. The Nominating and Corporate Governance Committee may seek additional information regarding the candidate. After full consideration, the stockholder proponent will be notified of the decision of the Nominating and Corporate Governance Committee.

Communications with the Board of Directors

Stockholders and other interested persons may communicate with the Board of Directors by writing to the Board of Directors, c/o Health Grades, Inc., 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401 or, if the communication is to be directed solely to the independent members of the Board of Directors, to Independent Directors, c/o Health Grades, Inc., 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401. In addition, stockholders and other interested parties may contact our Audit Committee to report complaints about our accounting, internal accounting controls or auditing matters by writing to Audit Committee, c/o

Health Grades, Inc., 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401. Communications to the Board of Directors regarding accounting, internal accounting controls or auditing matters will be referred to the Audit Committee. Other concerns will be addressed as determined by the Board of Directors. You can report your concerns to the Board of Directors or the Audit Committee anonymously or confidentially. Stockholders also can communicate with our Chairman and CEO, Kerry Hicks, or our Audit Committee Chairwoman, Mary Boland, via e-mail directly from the Investor Relations section of our website at www.healthgrades.com.

Code of Conduct

We have a Code of Conduct applicable to all of our officers, other employees and directors. Among other things, the Code of Conduct is designed to deter wrongdoing and to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; to promote full, fair, accurate, timely, and understandable disclosures in periodic reports required to be filed by us; and to promote compliance with applicable governmental laws, rules and regulations. The Code of Conduct provides for the prompt internal reporting of violations of the Code of Conduct to an appropriate person identified in the Code of Conduct and contains provisions regarding accountability for adherence to the Code of Conduct. We intend to satisfy the disclosure requirements regarding any amendment to, or waiver from, a provision of our Code of Conduct by disclosing such matters in the Investor Relations section of our website. A copy of the Code of Conduct is available on our website at www.healthgrades.com.

Compensation of Directors

The Compensation Committee periodically reviews compensation for our non-employee directors. Annual compensation for each of our non-employee directors during 2008 as follows:

(i) $18,750 cash, paid in quarterly installments; and
(ii) 5,000 shares of restricted stock issued under our 2006 Health Grades Inc. Equity Compensation Plan, with 50% vesting on each of the first two anniversaries of the date of grant.

In addition to the annual compensation described above, the Audit Committee Chairwoman also receives 1,000 shares of restricted stock issued under our 2006 Health Grades Inc. Equity Compensation Plan, with 50% vesting on each of the first two anniversaries of the date of grant.

The following table shows the compensation of our non-employee directors for 2008.

Name	Fees Earned or Paid in Cash[(1)] ($)	Stock Awards[(2)] ($)	Option Awards[(3)] ($)	Total ($)
John Quattrone [(4)] Chairman, Compensation Committee	18,750	25,970	--	44,720
Leslie Matthews, M.D. [(5)] Chairman, Nominating Committee	18,750	25,970	--	44,720
Mary Boland [(6)] Chairwoman, Audit Committee	18,750	49,045	--	67,795
J.D. Kleinke [(7)]	2,500	(8,182)	111	(5,571)
Michael Beaudoin [(8)]	7,500	(95)	--	7,405

(1) This column represents the amount of cash compensation earned in 2008 for Board and committee service. Mr. Kleinke and Mr. Beaudoin resigned during 2008 and therefore received prorated cash compensation amounts.

(2) The amounts in the stock awards column reflect the accounting charge taken in 2008 for outstanding unvested restricted stock awards ("RSAs"), and are not necessarily an indication of which directors received the most gains from previously granted equity awards. Accounting costs are determined, as required, under the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123(R) ("SFAS 123(R)"). For a more detailed discussion on how we calculate the fair value of our RSAs, refer to Note 10 to the consolidated financial statements included within our Annual Report on Form 10-K for the year ended December 31, 2008.

(3) The amounts in the option awards column reflect the accounting charge taken in 2008 for outstanding stock options, and are not necessarily an indication of which directors received the most gains from previously granted equity awards. Accounting costs are determined, as required, under SFAS 123(R). For a more detailed discussion on how we calculate the fair value of our stock options, refer to Note 10 to the consolidated financial statements included within our Annual Report on Form 10-K for the year ended December 31, 2008.

(4) At December 31, 2008, Mr. Quattrone held options to purchase 150,000 shares of common stock and 7,500 unvested RSAs.

(5) At December 31, 2008, Dr. Matthews held 7,500 unvested RSAs.

(6) At December 31, 2008, Ms. Boland held 18,500 unvested RSAs.

(7) Mr. Kleinke resigned as a director effective as of March 7, 2008. All of Mr. Kleinke's unvested equity awards were forfeited upon such resignation.

(8) Mr. Beaudoin resigned as a director effective as of August 22, 2008. All of Mr. Beaudoin's unvested equity awards were forfeited upon such resignation.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors is composed of four independent directors and operates under a written charter adopted by the Board of Directors. The Audit Committee selects the Company's independent accountants.

Management is responsible for the Company's internal controls and the financial reporting process. The independent accountants are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with applicable auditing standards and to issue a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes.

In this context, the Audit Committee has met and held discussions with management and the independent accountants. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent accountants. The Audit Committee discussed with the independent accountants matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended.

The Company's independent accountants also provided to the Audit Committee the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountants' communications with the Audit Committee concerning independence, and the Audit Committee discussed with the independent accountants their independence.

The Audit Committee further discussed with the Company's independent accountants the overall scope and plans for their respective audit. The Audit Committee meets periodically with the independent accountants, with and without management present, to discuss the results of their audit and quarterly reviews, their evaluation of the Company's internal control over financial reporting and the overall quality of the Company's financial reporting.

Based on these discussions and reviews, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission.

Mary Boland (Chairwoman)
Leslie S. Matthews, M.D.
John J. Quattrone
Mats Wahlström

COMPENSATION OF EXECUTIVE OFFICERS

Report of the Compensation Committee

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis. Based on its review and discussions with management, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in our proxy statement for our 2009 annual meeting of stockholders. This report is provided by the following independent directors, who comprise the committee:

John J. Quattrone (Chairman)
Mary Boland

Compensation Discussion and Analysis

Overview and History of Our Compensation Program

The Compensation Committee is responsible for establishing, implementing and monitoring the administration of compensation programs in accordance with our compensation philosophy and strategy as well as approving executive compensation and equity plan awards. The Compensation Committee Charter is available under Corporate Governance in the Investor Relations section of our website. The Compensation Committee establishes and maintains our executive compensation program through internal evaluations of performance, comparisons to our annual operating budget as well as consultation with independent compensation consultants, as appropriate.

The elements of our executive compensation program include salary, annual cash incentives and equity-based awards. In early 2002, we granted stock options and provided equity purchase opportunities to our executives. At that time, we were not profitable and were seeking to conserve our cash resources. Accordingly, and in light of a continuing expense control program that effectively precluded meaningful salary increases or cash bonuses for executives and led to reductions in our staff, the Compensation Committee determined that option grants and equity purchase opportunities were the best available alternatives for encouraging executives to continue their employment with us and devote the substantial time and effort necessary to further develop our business.

As a result of these equity grants, from 2003 through 2005 our general executive compensation philosophy was to provide modest salary increases, cash incentives based on the degree of improvement in our performance and no equity compensation. All of the equity awards granted to the majority of our Named Executive Officers ("NEOs") in prior years were completely vested by the end of 2005. As such, during 2006, we issued additional equity grants to address both long-term incentives and retention of these key executives. In light of the passage of time since the 2002 equity awards and our continuing performance and growth, the Compensation Committee determined that it was appropriate to review our compensation philosophy. Following this review, and in conjunction with recommendations provided by an independent compensation consultant from Pearl Meyer & Partners, the Compensation Committee determined in 2006 make available to our NEOs, as well to other officers to be determined by means of a pool, a significant restricted stock grant. In addition, the Compensation Committee, in 2006, reinstated an annual equity grant program for the NEOs. Each annual equity grant for the NEOs is currently structured to vest over a four year period with a substantial portion of the vesting occurring in years three and four to encourage retention of these executives. For 2008, our NEOs were as follows: Kerry Hicks, President and Chief Executive Officer; Allen Dodge, Executive Vice President/Chief Financial Officer; David Hicks, Executive Vice President; Sarah Loughran, Executive Vice President; and Steven Wood, Executive Vice President.

Effective July 1, 2008, we entered into an amended and restated employment agreement with our Chief Executive Officer, Mr. Kerry Hicks. The original employment agreement with Mr. Hicks included a provision for an annual salary increase based solely upon a cost of living adjustment. The principal revision with respect to the amended and restated employment agreement was to modify this provision such that the Board of Directors could, as it deemed appropriate, increase Mr. Hicks' salary annually in an amount at its discretion and based upon the Board's analysis of his performance. In addition, effective August 6, 2008, we entered into a confidentiality and non-competition agreement with Mr. Hicks. We entered into this agreement with Mr. Hicks to more clearly define our current business, extend Mr. Hicks' noncompetition period to a period that is commensurate with, among other things, Mr. Hicks' positions with the Company and his special experience with and knowledge of our business and provide Mr. Hicks with appropriate compensation for his noncompetition and other agreements.

Compensation Objectives

The goal of our executive compensation program is to create value for our stockholders through a program that addresses both executive performance as well as retention. We design our executive compensation so that an individual's total compensation is directly correlated with the performance of our company and, in some cases, individual performance. Our executive compensation program emphasizes performance-based annual cash incentives because they permit the Compensation Committee to provide incentive to our NEOs, in any particular year, to pursue particular objectives that the Compensation Committee believes are consistent with the overall goals and long-term strategic direction that the Board has set for the Company. In 2008, the performance metrics were revenue growth and pre-tax income. We believe these metrics are the same metrics that are most valued by our shareholders and therefore believe this approach aligns the interest of our NEOs' appropriately with our stockholders.

We seek to achieve an appropriate mix between cash payments and equity incentive awards in order to meet our objectives. Our mix of compensation elements is designed to reward recent results and motivate long-term performance and retention. Although we periodically review competitive market compensation, we do not attempt to maintain a certain target percentile within a peer group or otherwise rely on such data to determine executive compensation. As evidenced by our decision in 2006 to reinstitute equity grants to our executives, we continuously assess our compensation program in order to respond to and adjust for changes in our company, our performance and the business environment in which we operate.

The Elements of Our Executive Compensation Program

The elements of our executive compensation program are as follows:

- Base salary
- Annual cash incentive
- Equity-based awards

Base salary

Base salaries are used to provide a fixed amount of compensation for the executive officer's scope of their responsibilities. The base salaries of two of our executives, Kerry Hicks, our Chief Executive Officer, and David Hicks, one of our Executive Vice Presidents, are governed by the terms of employment agreements between each of the executives and us. Salaries for the other NEOs are set at levels commensurate with the executive's scope of responsibilities and effectiveness. Except for our two executive officers who are subject to employment agreements, the salaries of the NEOs are reviewed by the Compensation Committee on an annual basis, as well as at the time of a promotion or other change in responsibilities. Increases in salary of these NEOs are based on an evaluation of the individual's performance and level of responsibilities. With the exception of David Hicks, whose salary is set based upon his employment agreement, which includes a standard cost of living increase, as defined in his agreement, our Chief Executive Officer typically recommends annual salary increases for our NEOs to the Compensation Committee. Our Compensation Committee takes into consideration this recommendation prior to setting the annual base salaries.

Annual cash incentive

Annual cash incentives are performance-based incentives that are designed to reward annual achievements that are aligned with what we believe are most relevant to our stockholders, company revenue growth and pre-tax income. Our annual cash incentive program provides additional cash compensation to our NEOs, only if, and to the extent that, performance criteria set by the Compensation Committee are met. For 2008, 50% of each executive officer's potential cash incentive was tied to our annual revenues compared to our operating budget and 50% was tied to our annual pre-tax income compared to our operating budget. Executives are also eligible for an additional discretionary bonus determined by the Compensation Committee based upon each executive's individual performance. Typically at the beginning of each year an annual discretionary pool is set that can be utilized for any employee, including our NEOs. At the end of each year, our Chief Executive Officer, in conjunction with our Chief Financial Officer, prepares a recommendation to the Compensation Committee as to how this pool should be allocated to the individual employees.

For our 2008 cash incentive program, our Chief Executive Officer was eligible to receive a bonus of up to 95% (if the highest tiers were reached for both of the two financial targets as further described below), but not less than 45% of his base salary (if the lowest tier was reached for both of the two financial targets as further described below). All of our other NEOs were eligible to receive a bonus ranging of up to 45% (if the highest tiers were reached for both of the two financial targets as further described below), but not less than 15% of their base salaries (if the lowest tier was reached for both of the two financial targets as further described below). For our 2008 cash incentive program, each executive officer was eligible to receive the following:

- No payment for the annual revenue target if our actual annual revenue was less than 80% of our annual operating budget; and no payment for the pre-tax income target if our actual pre-tax income was less than 80% of our annual operating budget;
- A payment of approximately 47% for our Chief Executive Officer and 33% for each of the other NEOs, of the total potential incentive amount for the annual revenue target if our actual annual revenue was greater than 80% but less than 95% of our annual operating budget; and a payment of 40% of the total potential incentive amount for the annual pre-tax income target if our actual pre-tax income was greater than 80% but less than 95% of our annual operating budget;
- A payment of 74% for our Chief Executive Officer and 33% for each of the other NEOs, of the total potential incentive amount for the annual revenue target if our actual annual revenue was greater than 95% but less than 110% of our annual operating budget; and a payment of 70% of the total potential incentive amount for the annual pre-tax income target if our actual pre-tax income was greater than 95% but less than 110% of our annual operating budget;
- A payment of 100% of the total potential incentive amount for the annual revenue target if our actual annual revenue was greater than 110% of our annual operating budget; and a payment of 100% of the total potential incentive amount for the annual pre-tax income target if our actual pre-tax income was greater than 110% of our annual operating budget.

Our targets are set each beginning with the lowest target which we believe there is a strong likelihood of achievement up to the highest tier which we believe will be a significant stretch to achieve. We achieved the first tier of the incentive payout in 2008 for both revenue and pre-tax income. Total revenue for 2008 was $39.7 million, which was above our first tier revenue target of $35.2 million. In addition, pre-tax income was $7.4 million, which was above our first tier target of $7.1 million.

The salaries paid and the annual cash incentives awarded to the NEOs in 2008 are shown in the "Summary Compensation Table" presented below.

2009 Compensation

For 2009, our NEOs received base salary increases of between 5% and 9%. In determining these percentages, the Compensation Committee considered each NEO's 2008 performance and current market conditions for each position. In addition, the Compensation Committee also set annual cash incentive amounts for each NEO. For our Chief Executive Officer and our Chief Financial Officer, the targets were set based upon an increase in total revenue over 2008 as well as certain operating margin targets. Our Chief Executive Officer has the ability to earn between 20% and 81% of his base salary and our Chief Financial Officer has the ability to earn between 8% and 43% of his base salary with respect to the annual cash incentive amount. In addition, each of our other NEOs have targets based upon revenue increases in each of their respective business units over 2008. Each of our other NEOs has the ability to earn amounts ranging between 10% and 53% of their respective base salaries as an annual cash incentive.

New Executive Officers

Effective March 9, 2009, Dr. Samantha Collier, formerly our Senior Vice President – Provider Services and Chief Medical Officer, was promoted to Executive Vice President, Chief Medical Officer. At such time Dr. Collier also became an executive officer. Dr. Collier's base salary for 2009, effective March 9, 2009, is $225,000. In addition, Dr. Collier has the ability to earn incentive compensation up to 40% of her base compensation based upon the achievement of certain revenue targets of our provider services business (which includes our marketing and quality assessment and improvement products). In addition, Dr. Collier may earn up to an additional $15,000 in incentive compensation at the discretion of our CEO and the Compensation Committee. As part of her appointment to Executive Vice President, Dr. Collier was also granted 30,000 shares of restricted stock that will vest based on the achievement of certain revenue and operating metrics of the Company.

Effective April 20, 2009, Wes Crews was appointed Chief Operating Officer. Mr. Crews' annual base salary is $250,000. Mr. Crews is also entitled to receive an annual cash bonus of $30,000 payable in two equal installments on September 30 and December 31, 2009 and will be eligible to receive a target annual bonus, based on Mr. Crews' individual incentive compensation plan, of up to 40% of his base salary, pro-rated from his date of hire of April 20, 2009. In addition, Mr. Crews will be granted 100,000 shares of restricted stock, effective May 1, 2009, that will vest in 10%, 20%, 30% and 40% increments on each of the first four anniversaries of the grant date. Mr. Crews will also be granted an additional 100,000 shares of restricted stock, effective May 1, 2009, that will vest based on the achievement of certain revenue and operating metrics of the Company. This grant will be effective upon approval of the Compensation Committee.

Equity Compensation

In 2006, the Compensation Committee determined to make available to our NEOs, and to other officers to be determined by means of a pool, a significant restricted stock grant (the "Performance Grant") as both a retention tool as well as a long-term incentive. This Performance Grant will vest solely upon the achievement of substantial performance conditions or upon a change in control, as described below. In order to effect this program and to retain the flexibility to grant shares of restricted stock, which were not allowed under our previous equity compensation plan, during 2006, the Board of Directors adopted, subject to stockholder approval, an amended and restated equity compensation plan. This plan was approved by our stockholders at our annual meeting in July 2006, and the awards under the Performance Grant were made on that date.

The Compensation Committee also reinstituted an annual equity grant program during 2006. During 2008, our NEOs were granted additional restricted stock awards ("RSAs") that will vest over a four year period as follows:

10% vesting in 2009;
20% vesting in 2010;
30% vesting in 2011; and
40% vesting in 2012.

The vesting provisions are weighted toward future years to encourage retention of the NEOs. For the grants during 2008 to each NEO, see the table headed "2008 Grants of Plan-Based Awards" below. The Compensation Committee anticipates an ongoing annual grant of restricted stock to our NEOs with similar vesting provisions.

Post-Termination Compensation

We have entered into employment agreements with two of our NEOs, including our Chief Executive Officer, who also entered into a noncompetition agreement that may provide certain compensation benefits in the event of termination. Each of these agreements provides for certain payments and other benefits if the executive's employment terminates under certain circumstances, including in the event of a change in control. In addition, two other NEOs also have arrangements that would provide them with certain payments in the event the executive is terminated. See "Potential Payments upon Separation of Services" and "Employment Agreements" below for a description of these changes in control and severance benefits.

Equity Grant Practices

We do not currently intend to issue additional stock options to the NEOs. For grants made in prior years, the exercise price of each stock option awarded to our executives under our equity compensation plan was the closing price of our common stock on the date of grant, which was typically the date of our annual meeting at which equity awards to senior executives were determined. We currently intend to provide our NEOs with an annual grant of restricted stock, to be granted at our annual meeting. We decided upon restricted stock in lieu of options because we believe that restricted stock more appropriately aligns our NEO's incentives with that of our stockholders. The number of shares as well as vesting provisions will be determined by the Compensation Committee. Scheduling decisions with respect to our annual meeting are made without regard to anticipated earnings or other major announcements by the Company. Our equity compensation plan prohibits the repricing of stock options.

Tax Deductibility of Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended, imposes a $1 million limit on the amount that a public company may deduct for compensation paid to our Chief Executive Officer or any of our four other most highly compensated executive officers who are employed as of the end of the year. This limitation does not apply to compensation that meets the requirements under Section 162(m) for "qualifying performance-based" compensation (i.e., compensation paid only if the individual's performance meets pre-established objective goals based on performance criteria approved by stockholders). For 2008, the grants of restricted stock and the payment of annual cash incentives were designed to satisfy the requirements for deductible compensation.

Perquisites and Other Benefits

Our NEOs, like our other employees, participate in various employee benefit plans, including medical and dental care plans; flexible spending accounts for healthcare; life, accidental death and dismemberment and disability insurance; employee assistance programs; and paid time off. On an annual basis, we contribute a 3% qualified non-elective contribution to the accounts of all employees, including the NEOs, under our retirement savings plan based on base salary up to the maximum allowed under Section 401(a)(17) of the Internal Revenue Code.

For our Chief Executive Officer, we also pay an annual auto allowance as well as a fractional ownership interest in a suite at the Pepsi Center in Denver, Colorado. This ownership interest entitles our Chief Executive Officer to certain seats in the suite to a number of events that are held at the Pepsi Center throughout a calendar year. The majority of these tickets were given to our employees as a non-cash benefit. Also included as other compensation are amounts related to Board of Directors approved costs paid by us to improve the security of our Chief Executive Officer's personal residence due to concerns surrounding an individual against whom, as more fully described in our Annual Report on Form 10-K Part I, Item 3, Legal Proceedings, Mr. Hicks has obtained a Permanent Civil Protection Order.

See the table headed "Summary Compensation Table" below for more detail with respect to the amount of these benefits.

Potential Impact on Compensation from Executive Misconduct

If the Board determines that an executive officer has engaged in fraudulent or intentional misconduct, the Board would take action to remedy the misconduct, prevent its recurrence, and impose such discipline on the offending party as it deems appropriate. Discipline would vary depending on the facts and circumstances, and may include termination of employment and seeking reimbursement of any portion of performance-based or incentive compensation paid or awarded to the executive that is greater than would have been paid or awarded if calculated based on any restated financial results. We do not have any agreements or policies that would require such reimbursement. These remedies would be in addition to, and not in lieu of, any actions imposed by law enforcement agencies, regulators or other authorities.

Accounting for Stock-Based Compensation

Beginning on January 1, 2006, we began accounting for stock-based payments in accordance with the provisions of SFAS 123(R).

Summary Compensation Table

The following table summarizes the total compensation earned in fiscal years 2008, 2007 and 2006 by each of our Chief Executive Officer, our Chief Financial Officer, and our three next most highly paid executive officers in 2008.

Name and Principal Position	Year	Salary ($)	Stock Awards[1] ($)	Non-Equity Incentive Plan Compensation[2] ($)	All Other Compensation[3] ($)	Total ($)
Kerry Hicks	2008	366,000	131,048	179,093	92,575	768,716
Chairman, President and	2007	328,311	76,613	140,500	56,675	602,099
Chief Executive Officer	2006	315,683	19,338	130,000	34,058	499,079
Allen Dodge	2008	213,200	49,143	41,980	6,396	310,719
Executive Vice President	2007	205,000	28,729	35,000	6,150	274,879
and Chief Financial Officer	2006	189,422	7,252	26,000	5,654	228,328
David Hicks	2008	227,791	49,143	34,169	6,834	317,937
Executive Vice President	2007	218,400	28,729	35,000	6,550	288,679
	2006	214,665	7,252	26,000	6,435	254,352
Sarah Loughran[4]	2008	227,136	49,143	34,070	6,814	317,163
Executive Vice President	2007	218,400	28,729	35,000	6,547	288,676
	2006	210,000	7,252	26,000	6,283	249,535
Steven Wood	2008	221,728	65,628	33,259	6,652	327,267
Executive Vice President	2007	213,200	45,170	35,000	6,391	299,761
	2006[5]	98,557	14,503	5,000	1,656	119,716

(1) The amounts in the stock awards column reflect the accounting charge taken in 2008, 2007, and 2006 for outstanding unvested RSAs, and are not necessarily an indication of which executives received the most gains from previously granted equity awards. Accounting costs are determined, as required, under SFAS 123(R). For a more detailed discussion on the compensation chares for our RSAs, refer to Note 10 within the consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2008.

(2) This column represents the amounts earned by our NEOs under our annual cash incentive program in 2008 and paid in January 2009. A portion of the non-equity incentive plan compensation was paid out to certain NEOs as a discretionary bonus in 2009 for services performed in 2008, as follows: Kerry Hicks - $25,000 and Allen Dodge - $10,000.

(3) For all of our NEOs, except our Chief Executive Officer, this column reflects amounts that we contributed to the accounts of the NEOs under our retirement savings plan. For 2008, with respect to our Chief Executive Officer, this column also includes a $15,000 auto allowance, $38,488 related to home security and $32,187 paid by us with respect to a fractional ownership interest in a suite at the Pepsi Center in Denver, Colorado. This ownership interest entitles our Chief Executive Officer to certain seats in the suite to a number of events that are held at the Pepsi Center throughout a calendar year. The majority of these tickets were given to our employees as a non-cash benefit.

(4) Ms. Loughran resigned as Executive Vice President effective March 9, 2009. Ms. Loughran remains employed by us as our Vice President – New Product Development.

(5) Mr. Wood began his employment with us on July 10, 2006.

2008 Grants of Plan-Based Awards

The following table provides a summary of grants of plan-based awards made in 2008 to our NEOs.

		Estimated future Payouts Under Non-Equity Incentive Plan Awards[2]			
Name	Grant Date[1]	Target ($)	Maximum ($)	All other stock awards: Number of shares of stock or units[3] (#)	Grant Date Fair Value of Stock and Option Awards[4] ($)
Kerry Hicks	12/11/07	154,093	325,307		
	7/1/2008			40,000	174,000
Allen Dodge	12/11/07	31,980	95,940		
	7/1/2008			15,000	65,250
David Hicks	12/11/07	34,169	102,506		
	7/1/2008			15,000	65,250
Sarah Loughran	12/11/07	34,070	102,211		
	7/1/2008			15,000	65,250
Steven Wood	12/11/07	33,259	99,778		
	7/1/2008			15,000	65,250

(1) All awards were approved by our Compensation Committee.

(2) Awards represent possible payment under the 2008 Cash Incentive Plan. Payments are based on specified target levels of revenue and pre-tax income, as described in the Compensation Discussion and Analysis.

(3) This column represents the number of shares of restricted stock granted in 2008 to the NEOs. These shares vest and become exercisable over a four year period on the anniversary of the grant (10% in 2009, 20% in 2010, 30% in 2011 and 40% in 2012).

(4) Stock awards are shown at their grant date fair value under SFAS 123(R). The fair value of each RSA is measured based on the closing price of our common stock on the date of grant. For a more detailed discussion on the valuation of RSAs, refer to Note 10 within the consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2008.

Outstanding Equity Awards at 2008 Year-End

The following table provides a summary of equity awards outstanding at December 31, 2008 for each of our NEOs.

		Option Awards			Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable[(1)] (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested[(2)] (#)	Market Value of Shares or Units of Stock That Have Not Vested[(3)] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[(4)] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested [(5)] ($)
Kerry Hicks	4/29/1999	475,000	0.5625	4/28/2009				
	11/20/2000	260,000	0.6250	11/19/2010				
	2/9/2001	61,719	0.7500	2/8/2011				
	2/7/2002	1,493,104	0.1000	2/6/2012				
	7/24/2006				28,000	57,680		
	7/24/2006						431,348	888,577
	7/1/2007				36,000	74,160		
	7/1/2008				40,000	82,400		
Allen Dodge	7/31/2001	15,500	0.1700	7/30/2011				
	2/7/2002	580,000	0.1000	2/6/2012				
	7/24/2006				10,500	21,630		
	7/24/2006						100,000	206,000
	7/1/2007				13,500	27,810		
	7/1/2008				15,000	309,000		
David Hicks	11/20/2000	100,000	0.6250	11/19/2010				
	2/9/2001	24,940	0.7500	2/8/2011				
	2/7/2002	800,000	0.1000	2/6/2012				
	7/24/2006				10,500	21,630		
	7/24/2006						115,000	236,900
	7/1/2007				13,500	27,810		
	7/1/2008				15,000	30,900		
Sarah Loughran	7/31/2000	100,000	0.8750	7/30/2010				
	2/9/2001	16,369	0.7500	2/8/2011				
	7/24/2006				10,500	21,630		
	7/24/2006						157,136	323,700
	7/1/2007				13,500	27,810		
	7/1/2008				15,000	30,900		
Steven Wood	7/24/2006				21,000	43,260		
	9/27/2006						30,000	61,800
	7/1/2007				13,500	27,810		
	7/1/2008				15,000	30,900		

(1) All stock option awards are fully vested as of December 31, 2008.

(2) All stock awards vest and become exercisable over a four year period on the anniversary of the grant date as follows: 10% on the first anniversary, 20% on the second anniversary, 30% on the third anniversary and 40% on the fourth anniversary.

(3) The market value of the stock awards is based on the closing market price of our common stock on the NASDAQ stock market as of December 31, 2008, which was $2.06.

(4) The equity incentive plan awards vest and become exercisable based on certain performance metrics as follows:

Vesting in 25% increments upon achievement of:

- Annual revenues of $60 million;
- Annual revenues of $80 million;
- Operating income of $18 million and 30% operating margin; and
- Operating income of $25 million and 30% operating margin.

(5) The market value of the equity incentive awards assumes all of the performance conditions have been satisfied and is based on the closing market price of our common stock on the NASDAQ stock market as of December 31, 2008, which was $2.06.

Option Exercises and Stock Vested in 2008

The following table presents information for the NEOs on stock option exercises and stock awards vested in 2008, including the number of shares acquired upon exercise or vesting and the value realized, before payment of any applicable withholding tax and broker commissions.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise[(1)] ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[(2)] ($)
Kerry Hicks	--	--	12,000	48,120
Allen Dodge	28,000	38,850	4,500	18,045
David Hicks	200,000	479,500	4,500	18,045
Sarah Loughran	770,000	1,156,600	4,500	18,045
Steven Wood	--	--	7,500	29,565

(1) The value realized on exercise is calculated as the difference between the closing price of our common stock underlying the options on the NASDAQ stock market on the date exercised and the applicable exercise price of those options.

(2) The value realized on vesting is calculated as the closing price on the NASDAQ stock market of our common stock on the vesting date.

Potential Payments upon Separation of Services

The following table presents the estimated value of the payments and other benefits that would be provided to each of our NEOs under existing plans and arrangements if the NEO's employment had terminated on December 31, 2008, given the NEO's compensation as of such date and, if applicable, based on our closing stock price on that date. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be materially different than the payments described below. Factors that could affect these amounts include the timing during the year of any such event and our stock price.

Name	Executive Benefit and Payments Upon Separation	Voluntary Termination ($)	Involuntary Not For Cause Termination ($)	For Cause Termination ($)	Involuntary for Good Reason Termination (Change in Control) ($)	Disability ($)	Death ($)
Kerry Hicks	**Compensation:**(1)						
	Salary	11,176	926,262	61,000	1,109,176	194,176	11,176
	Incentive Compensation	179,093	179,093	179,093	716,372	179,093	179,093
	Long-Term Incentive Compensation:(2)						
	RSA	--	--	--	214,240	--	--
	RSA-Performance	--	--	--	888,577	--	--
	Common Stock(9)	700,400	700,400	700,400	2,101,200	--	--
	Benefits & Perquisites(3)						
	Health & Welfare Benefits	--	4,281	--	4,281	--	--
	Accrued Vacation Pay	54,548	54,548	54,548	54,548	54,548	54,548
Allen Dodge	**Compensation:**(4)						
	Salary	6,560	113,160	3,255	113,160	3,255	3,255
	Incentive Compensation	41,980	41,980	41,980	41,980	41,980	41,980
	Long-Term Incentive Compensation:(2)						
	RSA	--	--	--	80,340	--	--
	RSA-Performance	--	--	--	206,000	--	--
	Benefits & Perquisites(5)						
	Accrued Vacation Pay	31,113	31,113	31,113	31,113	31,113	31,113
David Hicks	**Compensation:**(1)						
	Salary	7,009	272,765	44,974	690,382	120,905	7,009
	Incentive Compensation	34,169	34,169	34,169	136,676	34,169	34,169
	Long-Term Incentive Compensation:(2)						
	RSA	--	--	--	80,340	--	--
	RSA-Performance	--	--	--	236,900	--	--

	Benefits & Perquisites(3)						
	Health & Welfare Benefits	--	5,433	--	5,433	--	--
	Accrued Vacation Pay	18,635	18,635	18,635	18,635	18,635	18,635
Sarah Loughran	**Compensation:**(6)						
	Salary	6,989	6,989	6,989	6,989	6,989	6,989
	Incentive Compensation	34,070	34,070	34,070	34,070	34,070	34,070
	Long-Term Incentive Compensation:(2)						
	RSA	--	--	--	80,340	--	--
	RSA-Performance	--	--	--	323,700	--	--
	Benefits & Perquisites(5)						
	Accrued Vacation Pay	24,151	24,151	24,151	24,151	24,151	24,151
Steven Wood	**Compensation:**(7)						
	Salary	6,822	117,686	6,822	117,686	6,822	6,822
	Incentive Compensation	33,259	33,259	33,259	33,259	33,259	33,259
	Long-Term Incentive Compensation:(2)						
	RSA	--	--	--	101,970	--	--
	RSA-Performance	--	--	--	61,800	--	--
	Benefits & Perquisites(8)						
	Health & Welfare Benefits	--	4,612	--	4,612	--	--
	Accrued Vacation Pay	12,212	12,212	12,212	12,212	12,212	12,212

(1) This amount represents the base salary and incentive compensation due to the NEO under the employment agreement between us and the NEO. The salary component payment depends upon the type of separation event (e.g., change in control, for cause termination, voluntary termination) and varies from a minimum amount upon voluntary termination (which represents accrued salary as of December 31, 2008 related to 2008 service which had not been paid as of December 31, 2008) to a maximum of 300% of base salary upon termination without cause upon a change in control. The incentive compensation component is dependent upon the type of event and varies from a minimum amount (which represents the accrued incentive compensation as of December 31, 2008 related to 2008 service which had not been paid as of December 31, 2008) to a maximum of 300% of the accrued incentive compensation.

(2) The RSA represents the value of the time-based vesting shares that would become vested upon a change in control, valued as of December 31, 2008. The performance restricted stock award ("RSA – Performance") represents the value of the performance vesting shares that would become vested upon a change in control as of December 31, 2008. All of the RSAs, both time-based and performance, vest upon a change in control, regardless of whether or not the NEO is terminated.

(3) The health and welfare benefits represent payment to be made in accordance with the NEO's employment agreement. Accrued vacation pay represents amounts accrued for paid-time off earned, but not yet taken, as of December 31, 2008.

(4) The salary amount represents the accrued salary for Mr. Dodge for 2008 as of December 31, 2008 that had not been paid as of December 31, 2008 for all separation events with the exception of an involuntary termination without cause or involuntary termination for good reason upon a change in control. For an involuntary

termination without cause or termination without cause upon a change in control, Mr. Dodge would receive a payment equivalent to six months of his base salary. The incentive compensation amount represents the amount accrued for incentive compensation as of December 31, 2008 (related to 2008 incentive compensation which had not been paid as of December 31, 2008).

(5) Accrued vacation pay represents amounts accrued for paid-time off earned, but not yet taken, as of December 31, 2008.

(6) The salary and incentive compensation amounts represent the amounts accrued for salary and incentive compensation for 2008 service for Ms. Loughran that had not yet been paid as of December 31, 2008. The incentive compensation amount represents the amount accrued for incentive compensation as of December 31, 2008 (related to 2008 incentive compensation that had not been paid as of December 31, 2008).

(7) The salary amount represents the accrued salary for Mr. Wood for 2008 as of December 31, 2008 that had not been paid as of December 31, 2008 for all separation events with the exception of an involuntary termination without cause or involuntary termination for good reason upon a change in control. For an involuntary termination without cause or termination without cause upon a change in control, Mr. Wood would receive a payment equivalent to six months of his base salary. The incentive compensation amount represents the amount accrued for incentive compensation as of December 31, 2008 (related to 2008 incentive compensation which had not been paid as of December 31, 2008).

(8) The health and welfare benefits represent payment to be made in accordance with the NEO's employment agreement. Accrued vacation pay represents amounts accrued for paid-time off earned, but not yet taken, as of December 31, 2008.

(9) Common Stock represents amounts payable to Mr. Kerry Hicks as part of a Confidentiality and Non-Competition Agreement (the "Agreement") between the Company and Mr. Hicks, effective August 6, 2008. As consideration for the covenants and agreements contained in the Agreement, Mr. Hicks is entitled to receive (a) upon a voluntary termination or termination for cause, 340,000 shares of common stock of the Company, or the cash equivalent or (b) upon change in control as a result of which separation of service occurs, 1,020,000 shares of common stock of the Company, or the cash equivalent. See "Employment Agreements" below for further details regarding the Agreement.

Employment Agreements

Mr. Kerry Hicks is employed by us under an employment agreement dated as of April 1, 1996, as amended effective July 1, 2008. The initial term of the amended agreement is for three years through June 30, 2011. On the third and each successive anniversary of the effective date, the term shall be extended for an additional one year periods unless terminated by one of the parties. The agreement provides for Mr. Kerry Hicks to receive an annual salary of $366,000 for 2008. Our Board of Directors may increase, but not decrease, this annual salary at any time during the term of the agreement. In addition, the agreement provides for annual incentive compensation based on performance targets established by our Board of Directors.

Mr. David Hicks is employed by us under an employment agreement dated as of March 1, 1996, as amended. The agreement is renewable automatically for one year periods unless terminated by one of the parties. The agreement provides for Mr. David Hicks to receive an annual base salary of $227,791 for 2008, with cost of living increases for subsequent years. In addition, the agreement provides for annual incentive compensation up to 75% of his base salary based on performance targets established by the Board of Directors.

Under each of the employment agreements described above, in the event that the officer is terminated without cause and there has been no change of control of the Company, we will pay the officer his base salary for the remaining term of the agreement and any earned but unpaid salary and incentive compensation. In the event the officer is terminated with cause, regardless of whether there has been a change of control, we will pay the officer his base salary for 60 days following such termination. If the officer is terminated without cause upon a change of control, he is entitled to receive a lump sum payment upon his termination equal to 300% of his base salary plus 300% of his annual incentive compensation for the prior year. Each agreement contains certain confidentiality covenants.

Confidentiality and Non-Competition Agreement

Effective August 6, 2008, we entered into a confidentiality and non-competition agreement with Mr. Kerry Hicks. In consideration of the covenants and agreements contained in the confidentiality and non-competition agreement, we agree to compensate Mr. Hicks as follows:

a) Upon a voluntary termination or a termination with cause, we shall issue Mr. Hicks 340,000 shares of our Common Stock.
b) Upon a change in control as a result of which a separation of services occurs we shall issue Mr. Hicks 1,020,000 shares of our Common Stock.
c) If a change in control occurs and as a result of which Mr. Hicks remains employed with us or our successor in interest, we shall issue Mr. Hicks 1,700,000 shares of our Common Stock.

The principal covenants and agreements contained in the confidentiality and non-competition agreement are as follows:

- During Mr. Hicks' employment with the Company and for a period of three years following the termination of his employment with the Company for any reason, Mr. Hicks will not, directly or indirectly, own, operate, manage, control, engage in, invest in or participate in any manner in, act as a consultant or advisor to, render services for, or otherwise assist any person or entity that engages in or owns, invests in, operates, manages or controls any venture or enterprise that directly or indirectly engages or proposes to engage in developing, designing, producing, marketing, selling or rendering of products or services that are substantially similar to those produced, marketed, sold or rendered by the Company.
- For the period commencing on the date of Mr. Hicks' termination and ending two years later, Mr. Hicks will not directly or indirectly, hire or solicit any employee of the Company or encourage any employee to leave for any business whether or not a competitor of the Company.

CERTAIN TRANSACTIONS

Indemnification of our Chief Executive Officer

For year ended December 31, 2008, we provided indemnification to our Chief Executive Officer, Kerry R. Hicks, for legal fees totaling approximately $700,000. The legal proceedings arose from loans that Mr. Hicks and three other executive officers provided to us in December 1999 in the amount of $3,350,000 (including $2,000,000 individually loaned by Mr. Hicks). These loans enabled us to purchase in December 1999 a minority interest in an internet healthcare rating business that has become our current healthcare provider rating and advisory services business. This purchase was critical to our business because we had agreed with the minority interest holder that if we failed to purchase the holder's interest by December 31, 1999, we would relinquish control and majority ownership to the holder. In March 2000, the executive officers converted our obligations to them (including the $2,000,000 owed to Mr. Hicks) into our equity securities in order to induce several private investors to invest an aggregate of $14,800,000 in our equity securities.

The executive officers personally borrowed money from our principal lending bank in order to fund the December 1999 loans to us. In early 2001, the bank claimed that Mr. Hicks was obligated to pay amounts owed to the bank by a former executive officer who was unable to fully repay his loan; Mr. Hicks denied this obligation. In October 2002, the bank sold the note to an affiliate of a collection agency (the collection agency and the affiliate are collectively referred to as the "collection agency"). Although the bank informed the collection agency in July 2003 of the bank's conclusion that Mr. Hicks was not obligated under the former executive's promissory note issued to the bank, the collection agency commenced litigation in September 2003 in Tennessee district federal court Tennessee to collect the remaining balance of approximately $350,000 on the note and named Mr. Hicks as a defendant. On motion by Mr. Hicks, the court action was stayed, and Mr. Hicks commenced an arbitration proceeding against the collection agency in October 2003, seeking an order that he had no liability under the note and asserting claims for damages. The bank was added as a party in March 2004.

The bank repurchased the note from the collection agency in December 2003 and resold the note to another third party in February 2004, so that Mr. Hicks' obligation to repay the note was no longer at issue. The remaining claims included, among others, claims by the bank against Mr. Hicks for costs and expenses of collection of the loan, claims by the collection agency against Mr. Hicks for abuse of process and tortious interference with the relationship between the bank and the collection agency, and claims by Mr. Hicks against the bank for breach of fiduciary duty and fraud, and against the collection agency for abuse of process and defamation. Mr. Hicks also commenced litigation in Colorado state court against the other parties, as well as two individuals affiliated with the collection agency (together with the collection agency, the "collection agency parties"), based on similar claims. That case was removed to federal court by the defendants. Mr. Hicks later filed an amended complaint against the collection agency parties in federal district court for abuse of process, defamation and intentional infliction of emotional distress. The federal district court determined that Mr. Hicks' claims should be submitted to the arbitration proceeding, but in January 2005, the arbitrator stayed Mr. Hicks' federal court claims and the collection agency's claims against Mr. Hicks for abuse of process and tortious interference until the other pending claims were considered. An arbitration hearing was held in February 2005 on the other claims submitted by the parties.

In April 2005, the arbitrator ruled that the collection agency was liable to Mr. Hicks in the amount of $400,000 for emotional distress and other maladies as well as attorneys' fees in the amount of $15,587 with interest as a result of the collection agency's abuse of process in initiating the action in Tennessee district federal court. The arbitrator determined that the bank had no liability.

The collection agency sought reconsideration of the ruling by the arbitrator, who denied the request. Mr. Hicks filed a motion with the federal district court to confirm the arbitration award, and the court confirmed the award in October 2005. The collection agency appealed the federal district court's confirmation of the arbitration award entered in favor of Mr. Hicks. In February 2007, the 10th Circuit Court of Appeals affirmed the district court's confirmation of the April 2005 award entered in favor of Mr. Hicks. This award has not been paid to Mr. Hicks.

The hearing on the remaining matters in the arbitration was held in February and March 2006. The arbitrator who heard these claims died unexpectedly a few days after the arbitration hearing concluded. A new arbitrator was appointed, and the remaining matters were again heard by the new arbitrator in October 2006. Final briefings on the remaining matters in the arbitration were concluded in April 2007. In May 2007, the arbitrator entered an award in favor of Mr. Hicks in connection with his claims of defamation and outrageous conduct. For these claims, the arbitrator awarded Mr. Hicks compensatory damages from the collection agency parties totaling $950,000. The arbitrator also awarded Mr. Hicks punitive damages totaling $950,000 against Daniel C. Cadle, Buckeye Retirement Co., LLC, Ltd and The Cadle Company and $10,000 against William Shaulis, Buckeye Retirement Co., LLC, Ltd. and The Cadle Company. Additionally, the arbitrator awarded Mr. Hicks prejudgment interest in the approximate amount of $300,000. With respect to the collection agency parties' claims against Mr. Hicks, the arbitrator ruled in favor of Mr. Hicks. The arbitrator ruled against Mr. Hicks with respect to his abuse of process claim. In July 2008, the U.S. District Court confirmed the arbitrator's May 2007 order and subsequent final award in favor of Mr. Hicks, with the exception of the award of prejudgment interest. This award has not been paid to Mr. Hicks. We do not know what other actions the collection agency parties may take, when Mr. Hicks will be paid the awards, or when we may receive reimbursement for any or all of the indemnification expenses we have incurred and continue to incur in these matters.

On July 10, 2007, a U.S. District Court Judge entered an order precluding Daniel C. Cadle, one of the collection agency parties, from engaging in 13 acts that the arbitrator found to be outrageous. On July 20, 2007, a County Court Judge in Jefferson County, Colorado, entered a Permanent Civil Protection Order against Daniel C. Cadle. The Protection Order requires that Mr. Cadle stay at least 250 yards from Mr. Hicks, his residences and our headquarters. On July 26, 2007, Mr. Cadle appealed the Civil Protection Order entered by the County Court Judge in Jefferson County, Colorado, to the State District Court. On January 15, 2008, the State District Court affirmed the Civil Protection Order entered by the County Court. On December 2, 2008, the Colorado Supreme Court denied Mr. Cadle's request for further review. Thus, the Permanent Civil Protection Order remains in effect.

In July 2007, Mr. Hicks filed a motion for leave to file a second amended complaint and to refer claims to arbitration in which he alleged that certain of the collection agency parties, after the October 2006 arbitration hearing, continued to engage in conduct substantially similar to that upon which the arbitrator entered his compensatory and punitive damages order in May 2007. The collection agency parties opposed the relief sought by Mr. Hicks. On October 17, 2007, the court granted Mr. Hicks' motion for leave to file a second amended complaint. A supplemental complaint asserting claims for defamation and outrageous conduct against certain of the collection agency parties was filed on October 29, 2007, in accordance with the court's order. Those claims have been referred to arbitration. The claims Mr. Hicks asserts in the arbitration are for defamation and outrageous conduct against the collection agency parties. Mr. Hicks has filed motions to attempt to narrow the issues to be heard based upon the findings made by the arbitrator in his May 2007 ruling. The collection agency parties have raised claims against Mr. Hicks for abuse of process, "frivolous and spurious lawsuit" and "attorneys' fees." Mr. Hicks filed a motion to dismiss the counterclaims. All counterclaims have been dismissed voluntarily or by order of the Arbitrator, except the Buckeye Respondents' counterclaim for abuse of process. The arbitrator has set the matter for hearing commencing on August 10, 2009.

On October 7, 2008, the U.S. District Court entered judgment in favor of Mr. Hicks on both arbitration awards and certified the judgment as immediately appealable. The District Court reversed the Arbitrator's Award of prejudgment interest. On October 14, 2008, the Clerk of Courts entered judgment as follows: in favor Mr. Hicks and against The Cadle Company, Buckeye Retirement Co., LLC. Ltd., jointly and severally, in the amount of $415,587; against The Cadle Company, Buckeye Retirement Co., LLC. Ltd., and Daniel C. Cadle, jointly and severally, for compensatory and punitive damages in the amount of $1.7 million; and against The Cadle Company, Buckeye Retirement Co., LLC. Ltd., and William E. Shaulis, jointly and severally, for compensatory and punitive damages in the amount of $210,000; with post judgment interest accruing at the legal rate of 1.59%. The collection agency parties have appealed the judgment to the 10th Circuit Court of Appeals and Mr. Hicks has appealed the denial of his award of prejudgment interest. Briefing before the 10th Circuit is to be completed in May 2009.

On February 11, 2009, the U.S. District Court in Colorado permitted registration of the judgment in the Northern District of Ohio, where there are assets of the defendants. Mr. Hicks retained counsel in Ohio to collect on the judgment. On February 27, 2009, the collection agency parties posted a cash supersedeas bond in an amount exceeding $2.3 million with the U.S. District Court in Colorado. Should Mr. Hicks prevail in the appeal, he may collect the amounts due him from the bond.

Our Board of Directors initially agreed to indemnify Mr. Hicks in December 2004. The determination to indemnify Mr. Hicks was based on, among other things, the fact that the dispute related to Mr. Hicks' efforts and personal financial commitment to provide funds to us in December 1999, without which we likely would not have remained viable. Mr. Hicks has advised us that he intends to reimburse us for all indemnification expenses we have incurred and continue to incur, from the proceeds of any final awards paid to him, net of any income taxes payable by him resulting from the awards.

By a letter to our Board of Directors dated February 13, 2006, Daniel C. Cadle, made allegations directed at us, Mr. Hicks, the attorneys representing Mr. Hicks in the arbitration and the late arbitrator. The principal allegations appear to be that we, Mr. Hicks, and the attorneys conspired to enter into an illegal arrangement with an account officer of the bank whose loan was the initial subject of the arbitration, without the bank's knowledge, that enabled us to indirectly obtain funds from the bank and, in conspiracy with the late arbitrator, prevented the collection agency parties from reporting the alleged conduct to government authorities. Mr. Cadle threatened suit if he was not paid $10.3 million. We believe these allegations are absurd and completely without merit. To our knowledge, neither Mr. Cadle nor any of the other collection agency parties has sought to assert any such "claims" against us in the arbitration. We will vigorously contest any such litigation that may be brought against us by the collection agency parties.

In addition, in September and October 2006, our Board of Directors and our counsel received communications from counsel to Daniel C. Cadle demanding a review of the indemnification payments made by us on Mr. Hicks' behalf and raising certain other issues. In December 2006, Daniel C. Cadle filed a putative shareholder derivative complaint in the U.S. District Court for the District of Colorado against several of our current and former members of our Board of Directors, Mr. Hicks and our Chief Financial Officer (collectively, the "defendants"). Mr. Cadle alleged, among other items, that the defendants wasted and continued to waste corporate assets and opportunities by permitting the indemnification described above, that Mr. Hicks converted assets properly belonging to us and our stockholders to his own use and benefit by accepting the indemnification payments and that the defendants violated Colorado and Delaware state and federal law by concealing material information or making materially misleading statements in our quarterly and annual financial reports regarding these matters. Mr. Cadle sought a recovery to our company of the attorneys fees paid to indemnify Mr. Hicks, participatory damages to himself personally as well as any attorneys fees he incurred in this matter. Mr. Cadle also sought injunctive relief to prevent us from continuing to indemnify Mr. Hicks. In April 2007, the defendants filed a motion to dismiss the shareholder derivative complaint. The defendants' motion to dismiss the shareholder derivative complaint was granted by the U.S. District Court in June 2007, and the plaintiff appealed the dismissal of the complaint to the 10th Circuit Court of Appeals. In April 2008, the 10th Circuit Court of Appeals affirmed the dismissal of the shareholder derivative complaint. In June 2008, the U.S. District Court denied our motion for attorneys' fees in this case.

Other Related Party Transactions

Mr. Wahlström is co-CEO of Fresenius Medical Care North America ("FMCNA") and President and CEO of Fresenius Medical Services. The Company provides services to FMCNA pursuant to an Internet Agreement (the "Agreement") which became effective June 1, 2008. Under the Agreement, FMCNA sponsors the physician-quality reports found on www.healthgrades.com of all practicing nephrologists. As consideration for the sponsorship, FMCNA pays the Company approximately $1.9 million annually.

Review, Approval or Ratification of Transactions with Related Parties

The Company has a Code of Conduct that governs the procedures for approval of any related party transactions. The Audit Committee must review and approve any related party transaction, as defined in Item 404(a) of Regulation S-K, promulgated by the SEC, before it is consummated. The Audit Committee has reviewed and approved the related party transactions listed above.

AUDIT AND RELATED FEES

Fees for all services provided by Grant Thornton LLP, our independent registered public accounting firm, for 2008 and 2007 were as follows:

Audit Fees

The aggregate fees billed for professional services rendered by Grant Thornton LLP for the audit of our annual financial statements for the years ended December 31, 2008 and 2007, the effectiveness of our internal controls over financial reporting as of December 31, 2008 and 2007 and the review of the our financial statements included in the our quarterly reports on Form 10-Q filed during 2008 and 2007 were $288,055 for all work performed related to 2008 services and $270,463 for all work performed related to 2007 services.

Audit Related Fees

There were no fees billed in 2008 or 2007 for assurance and related services rendered by Grant Thornton LLP that were reasonably related to the performance of the audit or review of our consolidated financial statements and were not reported under "Audit Fees" above.

Tax Fees

There were $24,729 and $0 fees billed in 2008 or 2007, respectively, for professional services rendered by Grant Thornton LLP for tax compliance, tax advice and tax planning.

All Other Fees

There were no fees billed in 2008 or 2007 for products and services provided by Grant Thornton LLP, other than the services referred to above.

The Audit Committee reviews and approves in advance the retention of the independent auditors for the performance of all audit and non-audit services that are not prohibited and the fees for such services. Pre-approval of audit and non-audit services that are not prohibited may be pursuant to appropriate policies and procedures established by the Committee for the pre-approval of such services, including through delegation of authority to a member of the Committee. For 2008 and 2007, all audit fees were reviewed and approved in advance of such services.

INFORMATION CONCERNING INDEPENDENT AUDITORS

The Audit Committee has selected Grant Thornton LLP to serve as our independent auditors for 2009. A representative of Grant Thornton LLP is expected to be present at the Annual Meeting of Stockholders, will have the opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our officers, directors and holders of more than 10% of our common stock to file reports of ownership of our securities and changes in ownership with the SEC.

Based solely upon a review of such ownership reports and representation from our officers and directors, we believe that all filings required to be made during 2008 were made on a timely basis.

ADVANCE NOTICE PROCEDURES

In accordance with our by-laws, notice relating to nominations for director or proposed business to be considered at the 2010 annual meeting of stockholders must be given no earlier than March 26, 2010 and no later than April 25, 2010. These requirements do not affect the deadline for submitting stockholder proposals for inclusion in the proxy statement, nor do they apply to questions a stockholder may wish to ask at the meeting. Stockholders may request a copy of the by-law provisions discussed above from the Secretary, Health Grades, Inc., 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401.

STOCKHOLDER PROPOSALS

Stockholders may submit proposals on matters appropriate for stockholder action at annual meetings in accordance with regulations adopted by the Securities and Exchange Commission. Any proposal that an eligible stockholder desires to have presented at the 2010 annual meeting of stockholders concerning a proper subject for inclusion in the proxy statement and for consideration at the annual meeting will be included in our proxy statement and related proxy card if we receive it no later than January 4, 2010.

SOLICITATION OF PROXIES

We will pay the cost of solicitation of proxies for the annual meeting. In addition to the mailing of the proxy material, such solicitation may be made, without extra compensation, in person or by telephone or telecopy by our directors, officers or regular employees. We may also retain a proxy solicitation firm to assist in the solicitation of proxies.

ANNUAL REPORT ON FORM 10-K

We will provide without charge to each person solicited by this proxy statement, on the written request of any such person, a copy of our Annual Report on Form 10-K (excluding exhibits) as filed with the Securities and Exchange Commission for our most recent fiscal year. Such written request should be directed to Allen Dodge, Executive Vice President, Chief Financial Officer and Secretary, at Health Grades, Inc. located at 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401.

HOUSEHOLDING

To reduce the expense of delivering duplicate proxy solicitation materials, we and some brokers may take advantage of the SEC's "householding" rules. These householding rules permit the delivery of only one set of proxy solicitation materials to securityholders who share the same address, unless otherwise requested. Any securityholder of record who shares an address with another securityholder of record and who has received only one set of proxy solicitation materials may receive a separate copy of those materials, without charge, or request future delivery of separate materials upon writing our Corporate Secretary at 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401 or calling (303) 716-0041. Likewise, any stockholder of record who shares an address with another securityholder of record and who has received multiple sets of proxy solicitation materials may request future delivery of a single copy of those materials upon writing our Corporate Secretary at 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401 or calling (303) 716-0041.

If you consent to householding, your election will remain in effect until you revoke it. Should you later revoke your consent, you will be sent separate copies of those documents that are mailed at least thirty days or more after receipt of your revocation.

The above Notice and Proxy Statement are sent by order of the Board of Directors.

Allen Dodge
Executive Vice President, Chief Financial Officer
and Secretary

April 30, 2009